FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 001-38757

For the month of February 2019

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome

Chuo-ku, Tokyo 103-8668

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Takeda Reports Third Quarter FY2018 Results

2.	(English Translation) Summary of Financial Statements for the Nine Months Period Ended December 31, 2018

3.	(English Translation) Consolidated Financial Results for FY 2018 Q3

4.	(English Translation) FY2018 Third Quarter Data Book

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: February 1, 2019	By:	/s/ Takashi Okubo
Takashi Okubo
Global Head of Investor Relations

Better Health, Brighter Future

News Release

February 1, 2019

Takeda Reports Third Quarter FY2018 Results

•	Strong underlying growth year-to-date driven by business momentum and execution of the Global Opex Initiative; Underlying Core Earnings +32.3% with margin expansion of 530 basis points

•	Reported results impacted by large one-time gains in FY2017 and Shire related costs in FY2018

Underlying Revenue +4.8% year-to-date with growth of prescription drug portfolio in all regions

•	Solid Underlying Revenue growth of +4.8%, with continued strong momentum from Takeda’s Growth Drivers (Gastroenterology, Oncology, Neuroscience and Emerging Markets), which grew +10.5%.

•

Key growth products Entyvio (+35.1%), Ninlaro (+36.6%) and Trintellix (+19.5%) were important drivers of revenue growth, as were the products obtained through the Ariad acquisition in 2017, Iclusig (+26.0%) and Alunbrig (+151.4%).

•	Every region grew their prescription drug portfolio versus prior year (U.S. +8.5%, Japan +4.9%*, Europe & Canada +4.9%, Emerging Markets +5.1%).

*	Japan +3.0% excluding upfront payment received for product out-licensing

•

Reported revenue grew +0.8% year-to-date to 1,380 billion yen, despite the negative impact from foreign exchange rates (-1.1pp) and divestitures (-3.0pp). The divestiture impact included the sale of additional products to the Teva JV in FY2017, and Multilab and Techpool in FY2018.

Underlying Core Earnings +32.3% year-to-date, with margin +530 basis points driven by business momentum and execution of the Global Opex Initiative

•

Underlying Core Earnings grew +32.3%, with margin expansion of 530 basis points. 70% of this margin improvement was driven by OPEX discipline, indicative of how the Global Opex Initiative has become fully integrated into ways of working at Takeda. The remaining margin expansion was driven by favorable product mix.

•

Reported operating profit declined -11.7% year-to-date to 284.4 billion yen. This was impacted by two large one-time gains booked in FY2017: the sale of Wako shares for 106.3 billion yen, and the sale of additional products to the Teva JV. Furthermore, Takeda booked one-time expenses in FY2018 related to the proposed acquisition of Shire. Excluding these major one-time items, Operating Profit grew +55.5%.

•

Underlying Core EPS was up +34.2% year-to-date. Reported EPS declined -32.0% to 210 yen per share, impacted by divestitures, Shire related costs, and loss of associates accounted for using the equity method due to an impairment charge recognized by Teva Takeda Pharma Ltd.

R&D milestones in Q3

•	Global Ph-3 trial of dengue vaccine candidate TAK-003 met primary efficacy endpoint.

•

Ninlaro post-transplant Multiple Myeloma maintenance data was submitted to the FDA in November 2018, and after further discussion with them, Takeda made the decision to withdraw the filing and to resubmit when more mature survival data are available.

•	Alunbrig approved in EU for post-crizotinib ALK+ Non-Small Cell Lung Cancer.

1

•	Adcetris positive CHMP opinion in EU for front line CD30+ stage IV Hodgkin Lymphoma.

•	Advanced multiple collaborations in our novel immuno-oncology portfolio.

Unlocking cash by improving business focus and streamlining the balance sheet

•	Year-to-date Operating Free Cash Flow decreased -20.2% mainly due to the impact of the sale of additional products to the Teva JV in FY2017.

•	Sale of real estate and marketable securities generated an additional 45.4 billion yen of cash, and sale of non-core businesses Techpool and Multilab generated a further 27.5 billion yen.

•	Rating agencies confirm investment grade credit ratings.

Costa Saroukos, Chief Financial Officer, commented:

“Takeda’s strategic focus and superior execution continue to drive robust performance through the first three quarters of FY2018. In addition to strong commercial execution, we have continued to deliver on our commitment to margin expansion, with the Underlying Core Earnings margin increasing by 530 basis points driven by our Global Opex Initiative.

In addition to delivering compelling financial results, we also closed the Shire acquisition on January 8th. We completed the deal financing at highly competitive interest rates, and also listed Takeda American Depository Shares on the New York Stock Exchange on December 24th. Integration of the two companies is now progressing as planned, and this is an exciting time for Takeda as we become a truly global, values-based, R&D driven biopharmaceutical leader.”

Reported Results for Q3 year-to-date (April - December) FY2018

	FY2017	FY2018	% Growth vs Prior Year
(billion yen)	Q3 YTD	Q3 YTD	Reported	Underlying [2]
Revenue	1,369.6	1,380.0	+0.8%	+4.8%
Core Earnings [1]	292.7	344.6	+17.7%	+32.3%
Operating Profit	322.3	284.4	-11.7%	—
Net Profit [3]	240.9	164.4	-31.7%	—
EPS	309 yen	210 yen	-32.0%	+34.2%

1

Core Earnings represents net profit adjusted to exclude income tax expenses, our share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on intangible assets associated with products and other items that management believes are unrelated to our core operations, such as purchase accounting effects and transaction related costs.

2

Underlying Growth compares two periods (quarters or years) of financial results under a common basis and is used by management to assess the business. These financial results are calculated on a constant currency basis and excluding the impacts of divestitures and other amounts that are unusual, non-recurring items or unrelated to our ongoing operations.

3	Attributable to the owners of the company.

FY2018 revised full year guidance including Shire impact to be announced in April

For more details on Takeda’s FY2018 third quarter results and other financial information, please visit https://www.takeda.com/investors/reports/

2

About Takeda Pharmaceutical Company Limited

Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to bringing Better Health and a Brighter Future to patients by translating science into highly-innovative medicines. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Gastroenterology (GI), Neuroscience and Rare Diseases. We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries and regions.

For more information, visit https://www.takeda.com

Contacts

Investor Relations	Media Relations
Takashi Okubo, +81-(0)3-3278-2306	Kazumi Kobayashi, +81 (0)3-3278-2095
takeda.ir.contact@takeda.com	kazumi.kobayashi@takeda.com

3

Important Notice

For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.

Unless specified otherwise, no statement in this press release (including any statement of estimated synergies) is intended as a profit forecast or estimate for any period and no statement in this press release should be interpreted to mean that earnings or earnings per share for Takeda for the current or future financial years would necessarily match or exceed the historical published earnings per share for Takeda.

The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements

This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward looking statements often include the words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or words or terms of similar substance or the negative thereof. Any forward-looking statements in this document are based on the current assumptions and beliefs of Takeda in light of the information currently available to it. Such forward-looking statements do not represent any guarantee by Takeda or its management of future performance and involve known and unknown risks, uncertainties and other factors, including but not limited to: the economic circumstances surrounding Takeda’s business, including general economic conditions in Japan, the United States and worldwide; competitive pressures and developments; applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; changes in exchange rates; claims or concerns regarding the safety or efficacy of marketed products or products candidates; and post-merger integration with acquired companies, any of which may cause Takeda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. For more information on these and other factors which may affect Takeda’s results, performance, achievements, or financial position, see “Item 3. Key Information – D. Risk Factors” in Takeda’s Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Neither Takeda nor its management gives any assurances that the expectations expressed in these forward-looking statements will turn out to be correct, and actual results, performance or achievements could materially differ from expectations. Persons receiving this press release should not place undue reliance on forward looking statements. Takeda undertakes no obligation to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make. Past performance is not an indicator of future results and the results of Takeda in this press release may not be indicative of, and are not an estimate, forecast or projection of Takeda’s future results.

4

While Takeda plans to announce an earnings forecast which includes an estimated financial impact of the Shire acquisition once a reasonable financial estimate is determined, the consideration of the asset valuation as well as purchase price allocation, schedule and manner of amortization and depreciation for the business combination accounting will require more time. It is also difficult to estimate the effect on profit and loss since the completion of the acquisition to the end of the consolidated accounting period, nor the acquisition related costs for the full fiscal year with a reasonable level of accuracy at this time. Considering the sizable effect on the business results due to the acquisition, Takeda is not furnishing a new consolidated forecast in a provisional or partial way at this time. It is our objective to disclose a Shire acquisition post-close consolidated business forecast for the fiscal year once a holistic and reasonable earnings forecast can be determined.

Certain Non-IFRS Financial Measures

This press release includes certain IFRS financial measures not presented in accordance with International Financial Reporting Standards (“IFRS”), including Underlying Revenue, Core Earnings, Underlying Core Earnings, Core Net Profit, Underlying Core Net Profit, Underlying Core EPS, Net Debt, EBITDA, Adjusted EBITDA and Operating Free Cash Flow. Takeda’s management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this press release. These non-IFRS measures exclude certain income, cost and cash flow items which are included in, or are calculated differently from, the most closely comparable measures presented in accordance with IFRS. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda’s performance, core results and underlying trends. Takeda’s non-IFRS measures are not prepared in accordance with IFRS and such non-IFRS measures should be considered a supplement to, and not a substitute for, measures prepared in accordance with IFRS (which we sometimes refer to as “reported” measures). Investors are encouraged to review the reconciliation of non-IFRS financial measures to their most directly comparable IFRS measures.

Further information on certain of Takeda’s Non-IFRS measures is posted on Takeda’s investor relations website at

https://www.takeda.com/investors/reports/quarterly-announcements/quarterly-announcements-2018/

Medical information

This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

###

5

Summary of Financial Statements for the Nine Months Period Ended December 31, 2018 (IFRS, Consolidated)

February 1, 2019

Takeda Pharmaceutical Company Limited		Stock exchange listings:	Tokyo, Nagoya, Fukuoka, Sapporo

TSE Code:	4502	URL: http://www.takeda.com
Representative:	Christophe Weber, President & CEO
Contact:	Takashi Okubo	Telephone: +81-3-3278-2306
Global Head of IR, Global Finance

Scheduled date of securities report submission: February 14, 2019

Scheduled date of dividend payment commencement: –

Supplementary materials for the financial statements: Yes

Presentation to explain for the financial statements: Yes

(Million JPY, rounded to the nearest million)

1.	Consolidated Financial Results for the Nine Months Period Ended December 31, 2018 (April 1 to December 31, 2018)

(1)	Consolidated Operating Results (year to date)

	(Percentage figures represent changes over the same period of the previous year)
	Revenue		Operating profit		Profit before tax		Net profit for the period
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
Nine months period ended December 31, 2018	1,380,013	0.8	284,420	(11.7)	208,379	(27.6)	164,353	(31.7)
Nine months period ended December 31, 2017	1,369,568	4.1	322,287	48.2	287,891	37.9	240,688	43.2

	Net profit attributable to owners of the Company		Total comprehensive income for the period		Basic earnings per share		Diluted earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)		(JPY)
Nine months period ended December 31, 2018	164,434	(31.7)	143,970	(60.5)	209.87		208.64
Nine months period ended December 31, 2017	240,906	45.4	364,140	93.0	308.59		306.51

(2)	Consolidated Financial Position

	Total assets (Million JPY)	Total equity (Million JPY)	Equity attributable to owners of the Company (Million JPY)	Ratio of equity attributable to owners of the Company to total assets (%)	Equity attributable to owners of the Company per share (JPY)
As of December 31, 2018	5,767,223	2,042,578	2,038,682	35.3	2,598.78
As of March 31, 2018	4,106,463	2,017,409	1,997,424	48.6	2,556.51
2. Dividends
	Annual dividends per share (JPY)
	1st quarter end	2nd quarter end	3rd quarter end	Year-end	Total
Fiscal 2017	—	90.00	—	90.00	180.00
Fiscal 2018	—	90.00	—
Fiscal 2018 (Projection)				90.00	180.00

(Note) Modifications in the dividend projection from the latest announcement: None

3.	Forecasts for Consolidated Operating Results for Fiscal 2018 (April 1, 2018 to March 31, 2019)

	(Percentage figures represent changes from previous fiscal year)
	Revenue		Core Earnings		Operating profit		Profit before income taxes		Net profit attributable to owners of the Company		Basic earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
Fiscal 2018	1,750,000	(1.2)	330,000	2.3	268,900	11.2	245,200	12.9	189,500	1.4	241.82

(Note) Modifications in forecasts of consolidated operating results from the latest announcement: None

The fiscal 2018 full year forecast for consolidated reported results remains unchanged from the previously announced forecast above (announced on October 31, 2018 with the second quarter FY 2018 results). While Takeda plans to announce an earnings forecast which includes an estimated financial impact of the Shire acquisition once a reasonable financial estimate is determined, the consideration of the asset valuation as well as purchase price allocation, schedule and manner of amortization and depreciation for the business combination accounting will require more time. It is also difficult to estimate the effect on profit and loss since the completion of the acquisition to the end of the consolidated accounting period, nor the acquisition related costs for the full fiscal year with a reasonable level of accuracy at this time. Considering the sizable effect on the business results due to the acquisition, Takeda will not revise the consolidated forecast in a provisional or partial way. It is our objective to disclose a Shire acquisition post-close consolidated business forecast for the fiscal year once a holistic and reasonable earnings forecast can be determined. We plan to announce this revised forecast, a Shire acquisition post-close consolidated business forecast for the year ending March 2019, in April of this year.

Additional Information

(1) Changes in significant subsidiaries during the period		: No
(changes in specified subsidiaries resulting in the change in consolidation scope)

(2) Changes in accounting policies and changes in accounting estimates

1) Changes in accounting policies required by IFRS		: Yes
2) Changes in accounting policies other than 1)		: No
3) Changes in accounting estimates		: No

(Note)  For details, refer to “2. Condensed Interim Consolidated Financial Statements and Major Notes (5) Notes to Condensed Interim Consolidated Financial Statements (Significant Accounting Policies)” on page 13.

(3) Number of shares outstanding (common stock)

1) Number of shares outstanding (including treasury stock) at term end:

December 31, 2018	794,701,895 shares
March 31, 2018	794,688,295 shares

2) Number of shares of treasury stock at term end:

December 31, 2018	10,224,786 shares
March 31, 2018	13,379,133 shares

3) Average number of outstanding shares (for the nine months period ended December 31):

December 31, 2018	783,486,186 shares
December 31, 2017	780,671,614 shares

*  This summary of quarterly financial statements is exempt from quarterly review procedures

*  Note to ensure appropriate use of forecasts, and other noteworthy items

•	Takeda has adopted International Financial Reporting Standards (IFRS), and the disclosure information in this document is based on IFRS.

•

All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, Takeda will disclose it in a timely manner.

•	For details of the financial forecast, please refer to “1. Financial Highlights for the Nine Months Period Ended December 31, 2018 (3) Outlook for Fiscal 2018” on page 8.

•	Supplementary materials for the financial statements (Data Book and Earnings Presentation of February 1, 2019) and the audio of the conference will be promptly posted on Takeda’s website.

(Takeda Website):

http://www.takeda.com/investors/reports/

Takeda Pharmaceutical Company Limited (4502)

Summary of Financial Statements for the Nine Months

Period Ended December 31, 2018 (Consolidated)

Attachment Index

1. Financial Highlights for the Nine Months Period Ended December 31, 2018	2
(1) Business Performance	2
(2) Consolidated Financial Position	7
(3) Outlook for Fiscal 2018	8

2. Condensed Interim Consolidated Financial Statements and Major Notes	9
(1) Condensed Interim Consolidated Statement of Operations	9
(2) Condensed Interim Consolidated Statement of Operations and Other Comprehensive Income	9
(3) Condensed Interim Consolidated Statement of Financial Position	10
(4) Condensed Interim Consolidated Statement of Changes in Equity	11
(5) Notes to Condensed Interim Consolidated Financial Statements	13
(Going Concern Assumption)	13
(Significant Accounting Policies)	13
(Significant Changes in Equity Attributable to Owners of the Company)	16
(Business Combinations)	16
(Significant Subsequent Events)	17

Takeda Pharmaceutical Company Limited (4502)

Summary of Financial Statements for the Nine Months

Period Ended December 31, 2018 (Consolidated)

1. Financial Highlights for the Nine Months Period Ended December 31, 2018

(1) Business Performance

(i) Consolidated Financial Results (April 1 to December 31, 2018)

Billion JPY

	Amount	Change versus the same period of the previous year
Revenue	1,380.0	+10.4	+0.8%
Core Earnings	344.6	+51.9	+17.7%
Operating Profit	284.4	-37.9	-11.7%
Profit Before Tax	208.4	-79.5	-27.6%
Net Profit for the Period (Attributable to Owners of the Company)	164.4	-76.5	-31.7%
EPS(JPY)	209.87	-98.71	-32.0%

[Revenue]

Revenue of 1,380.0 billion JPY for the nine months period ending December 31, 2018 remained consistent compared to the same period of the previous year. Revenue growth driven by the continued expansion of Takeda’s Growth Drivers (Gastroenterology, Oncology, Neuroscience, and Emerging Markets) (Note) was offset by the adverse impact of divestitures (-37.9 billion JPY) and unfavorable foreign exchange rates, mainly due to the strengthening of the yen against currencies of emerging markets.

(Note)	Oncology, Gastroenterology, Neuroscience, Rare Diseases, and Plasma Derived Therapies are Takeda’s current key business areas after the acquisition of Shire plc.

Underlying Revenue, which excludes the impact of divestitures and foreign exchange rates, grew by +4.8% compared to the same period of the previous year, driven by a strong increase (+10.5%) in Takeda’s Growth Drivers.

Takeda’s Growth Drivers

•

In the therapeutic area of Gastroenterology, revenue growth was +17.5% (Underlying +18.6%). This was driven by Takeda’s top-selling product ENTYVIO (for ulcerative colitis and Crohn’s disease) with sales of 201.0 billion JPY, a year-over-year increase of 51.5 billion JPY (+34.4%, Underlying +35.1%). This increase was mainly attributable to ENTYVIO’s steady expansion of patient share in the bio-naïve segment. Takeda obtained a New Drug Application Approval in July 2018 in Japan for the treatment of patients with moderately to severely active ulcerative colitis and launched the product in November 2018.

Sales of TAKECAB (for acid-related diseases) were 44.4 billion JPY, an increase of 6.9 billion JPY (+18.5%, Underlying +18.5%) versus the same period of the previous year. The increase continued driven by the expansion of new prescriptions in the Japanese market due to TAKECAB’s efficacy in reflux esophagitis and the prevention of recurrence of gastric ulcers during low-dose aspirin administration.

•

In the therapeutic area of Oncology, revenue growth was +5.8% (Underlying +7.0%). Sales of NINLARO (for multiple myeloma) were 46.5 billion JPY, a year-over-year increase of 11.9 billion JPY (+34.5%, Underlying +36.6%). Strong performance in several regions, particularly in the U.S continued to contribute to the growth. NINLARO is a once-weekly oral proteasome inhibitor with a profile of efficacy, safety and convenience. Sales of VELCADE (for multiple myeloma), which lost market exclusivity in the U.S. last year, decreased by 7.6 billion JPY (-7.0%, Underlying -6.3%). Sales of ICLUSIG (for leukemia) and ALUNBRIG (for lung cancer), obtained through the acquisition of ARIAD Pharmaceuticals, Inc. in February 2017, grew by 4.3 billion JPY (+25.0%, Underlying +26.0%) and 2.3 billion JPY (+149.7%, Underlying +151.4%) respectively, contributing over 30% to Oncology Underlying revenue growth.

Takeda Pharmaceutical Company Limited (4502)

Summary of Financial Statements for the Nine Months

Period Ended December 31, 2018 (Consolidated)

•

In the therapeutic area of Neuroscience, revenue growth was +14.8% (Underlying +15.2%). Sales of TRINTELLIX (for major depressive disorder (MDD), generic name: vortioxetine) were 44.6 billion JPY, an increase of 7.1 billion JPY (+18.8%, Underlying +19.5%) versus the same period of the previous year. Prescribers and patients increasingly made TRINTELLIX part of their comprehensive approach to treat MDD. In May 2018, data showing improvement in processing speed, an important aspect of cognitive function, was included in the U.S. prescribing information of TRINTELLIX.

•

In Emerging Markets, revenue was 195.7 billion JPY, a decrease of 13.9 billion JPY (-6.6%, Underlying +5.1%) versus the same period of the previous year. Underlying revenue growth was +5.1%, boosted by the expansion of Oncology products such as ADCETRIS (for malignant lymphoma), and Gastroenterology products including ENTYVIO (for ulcerative colitis and Crohn’s disease). This growth was more than offset by the impact of divestitures (9.2 billion JPY) in Brazil and China as well as the negative impact of the strengthening of the yen (14.3 billion JPY). Underlying revenue growth was solid in the important Emerging Markets countries of Brazil and China, increasing by +26.9% and +19.5%, respectively.

(Note)

For more details of revenue by product, please refer to the “Data Book” and “Earnings Presentation” which are the supplementary materials for the financial statements. Effective from FY2018, sales of certain products in Japan are now disclosed on a net basis, deducting items such as discounts and rebates, in alignment with the global managerial approach applied to individual product sales. Including in this document, the change in disclosure of individual product sales has been revised retrospectively, with prior year figures reclassified on a net basis to enable year-on-year comparisons. This reclassification has no impact on Takeda’s financial statements and does not represent a correction of the numbers in prior years.

Takeda’s web-site

https://www.takeda.com/investors/reports/

Takeda Pharmaceutical Company Limited (4502)

Summary of Financial Statements for the Nine Months

Period Ended December 31, 2018 (Consolidated)

•	Breakdown of Consolidated Revenue:

	Billion JPY
	Amount	Change versus the same period of the previous year		Underlying Revenue (Note)
				Amount	Underlying Growth
Prescription Drug	1,330.4	+24.5	+1.9%	1,307.8	+76.5	+6.2%
U.S.	495.3	+32.3	+7.0%	470.1	+37.0	+8.5%
Japan	394.5	-5.0	-1.3%	394.1	+18.4	+4.9%
Europe and Canada	244.9	+11.1	+4.8%	245.6	+11.5	+4.9%
Emerging Markets	195.7	-13.9	-6.6%	197.9	+9.6	+5.1%
Consumer Healthcare and Other	49.6	-14.1	-22.1%	49.6	-14.1	-22.1%
Consolidation total	1,380.0	+10.4	+0.8%	1,357.5	+62.4	+4.8%

(Note)	Underlying Revenue excludes the impact of foreign exchange movements and divestitures.

Impact of Divestitures

•

Total revenue for the period ending December 31, 2018 was negatively impacted by -37.9 billion JPY due to divestitures. The largest item was the -18.6 billion JPY impact from the sale of 7 long-listed products in Japan to Teva Takeda Yakuhin Ltd., a subsidiary of Teva Takeda Pharma Ltd., in May 2017. The impact of other divestitures totaled -19.2 billion JPY.

[Operating Profit]

Consolidated Operating Profit was 284.4 billion JPY, a decrease of 37.9 billion JPY (-11.7%) compared to the same period of the previous year.

•

Cost of Sales was 369.9 billion JPY, a decrease of 15.2 billion JPY (-3.9%) and the Cost of Sales Ratio was 26.8% (-1.3pp) compared to the same period of the previous year. This decrease was mainly driven by a more favorable sales products mix. Cost of Sales, excluding the impact of divestitures and foreign exchange, decreased by 1.0% leading to a decrease in the Cost of Sales Ratio by 1.6pp.

•

Selling, General and Administrative (SG&A) Expenses were 447.7 billion JPY, a decrease of 8.7 billion JPY (-1.9%) compared to the same period of the previous year primarily due to favorable impact of the Global Opex Initiative as well as lower LTIP expenses. The decrease was partially offset by acquisition related costs of 11.0 billion JPY for the acquisition of Shire plc. SG&A expenses, excluding acquisition related costs, the impact of divestitures and foreign exchange, decreased by 2.6%.

•

R&D expenses decreased by 7.8 billion JPY (-3.3%) compared to the same period of the previous year primarily due to the favorable impact of the strengthening of yen. R&D expenses, excluding the impact of divestitures and foreign exchange rates, decreased by 2.8%.

•

Amortization and Impairment Losses on Intangible Assets Associated with Products was 79.4 billion JPY, a decrease of 7.0 billion JPY (-8.1%) compared to the same period of the previous year. The decrease was primarily due to the net impact of the following factors: (1) the intangible asset attributable to the VELCADE US patent was fully amortized within fiscal year 2017 which resulted in a lower amortization cost (-35.7 billion JPY) for the current period as compared to the same period of previous year; (2) during the same period of previous year, we recorded a 16.1 billion JPY impairment reversal related to COLCRYS based on a revised more favorable sales forecast. We did not record such a reversal in the current period. Furthermore, we recorded a 7.2 billion JPY impairment in the current period related to the termination of an R&D collaboration with Mersana.

•

Other Operating Income was 61.7 billion JPY, a decrease of 102.3 billion JPY (-62.4%) compared to the same period of the previous year. This decrease was mainly due to a 106.3 billion JPY gain on the sale of Wako Pure Chemical Industries, Ltd. recorded in the same period of the previous year.

Takeda Pharmaceutical Company Limited (4502)

Summary of Financial Statements for the Nine Months

Period Ended December 31, 2018 (Consolidated)

•

Other Operating Expense was 31.4 billion JPY, a decrease of 15.4 billion JPY (-32.9%) compared to the same period of the previous year. This decrease was primarily attributed to a 7.1 billion JPY valuation reserve for pre-launch inventory recorded in the same period of the previous year, as well as a -5.3 billion JPY reversal of valuation reserve for pre-launch inventories recorded in the current period as a result of a New Drug Application Approval. Other operating expenses for the same period of the previous year included 8.1 billion JPY from changes in the COLCRYS contingent consideration liability (Note). These decreases were partially offset by a 5.4 billion JPY increase in restructuring expenses. Integration expenses of 14.1 billion JPY related to the acquisition Shire plc were recorded in restructuring expenses in the current period.

(Note)	The contingent consideration liability, arising from business combination, recognizes the fair value of a part of the purchase price which may arise if specified future events occur.

[Net Profit for the Period (Attributable to Owners of the Company)]

Consolidated Net Profit for the Period was 164.4 billion JPY, a decrease of 76.5 billion JPY (-31.7%) compared to the same period of the previous year, mainly due to a decrease in Operating Profit, an increase in Net Financial Expenses, and an increase in Shares of Loss of Associates Accounted for Using the Equity Method partially offset with lower Income Tax Expenses.

•

Net Financial Income / (Expense) was a (32.1) billion JPY for the current period, an increase of (31.0) billion JPY compared to the same period of the previous year. This increase was mainly due to a 16.1 billion JPY gain on the sale of certain securities in the same period of the previous year that did not reoccur for the current period. Sales of securities are no longer recorded as financial income due to the adoption of a new IFRS standard. Furthermore, a (23.5) billion JPY financial cost related to the Shire acquisition was recorded in the current period.

•

Shares of Loss of Associates Accounted for Using the Equity Method was 44.0 billion JPY, with losses 10.6 billion JPY higher than the same period of the previous year. The losses were recorded mainly due to Takeda’s share of impairment charge recognized by Teva Takeda Pharma Ltd. (including its subsidiary, Teva Takeda Yakuhin Ltd.). Teva Takeda Pharma Ltd. operates a business of long-listed products and generics, and conducted a revaluation of its assets in response to changes in the business environment.

•

Income Tax Expenses decreased by 3.2 billion JPY (-6.7%) compared to the same period of the previous year. This decrease was mainly due to a decline in Profit Before Tax, as well as lower tax expenses as a result of changes in uncertain tax positions. These factors were partially offset by the impacts from the enactment of the Tax Cuts and Jobs Act (Tax Reform) in the U.S. in the same period of the previous year and decreased tax credits and tax impact of higher non-deductible expenses in the current period compared to the same period of the previous year.

•	Basic Earnings Per Share were 209.87 JPY, a decrease of 98.71 JPY (-32.0%) compared to the same period of the previous year.

Takeda Pharmaceutical Company Limited (4502)

Summary of Financial Statements for the Nine Months

Period Ended December 31, 2018 (Consolidated)

(ii) Underlying Growth (April 1 to December 31, 2018)

Takeda uses the concept of “Underlying Growth” for internal planning and performance evaluation purposes.

Underlying Growth compares two periods (quarters or years) of financial results under a common basis and is used by management to assess the business. These financial results are calculated on a constant currency basis and excluding the impacts of divestitures and other amounts that are unusual, non-recurring items or unrelated to our ongoing operations. Although these are not measures defined by IFRS, Takeda believes Underlying Growth is useful to investors as it provides a consistent measure of our performance.

Takeda uses “Underlying Revenue (Note1) Growth”, “Underlying Core Earnings (Note2) Growth”, and “Underlying Core EPS (Note3) Growth” as key financial metrics.

Change versus the same period of the previous year
	%	Billion JPY
Underlying Revenue (Note1)	+4.8%	+62.4
Underlying Core Earnings (Note2)	+32.3%	+83.9
Underlying Core EPS (Note3)	+34.2%	+86.97 JPY

(Note 1)	Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures occurred during the reporting periods presented.

In this period, the underlying revenue excludes the impact of the sale of 7 long-listed products in Japan to Teva Takeda Yakuhin Ltd. which is a subsidiary of Teva Takeda Pharma Ltd. and the impact of the divestitures of Multilab Indústria e Comércio de Produtos Farmacêuticos Ltda. and Guangdong Techpool Bio-Pharma Co., Ltd.

(Note 2)

Core Earnings represents net profit adjusted to exclude income tax expenses, our share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on intangible assets associated with products and other items that management believes are unrelated to our core operations, such as purchase accounting effects and transaction related costs.

In this period, the other significant items that are excluded in calculating Core Earnings include the acquisition related costs for the acquisition of Shire plc.

Underlying Core Earnings represents Core Earnings based on a constant currency basis and further adjusted to exclude the impacts of divestitures occurred during the reporting periods presented.

In this period, divestitures include the impact of the sale of 7 long-listed products in Japan to Teva Takeda Yakuhin Ltd., a subsidiary of Teva Takeda Pharma Ltd. and the impact of the divestitures of Multilab Indústria e Comércio de Produtos Farmacêuticos Ltda. and Guangdong Techpool Bio-Pharma Co., Ltd.

(Note 3)

Underlying Core EPS represents net income based on a constant currency basis, adjusted to exclude the impact of divestitures, items excluded in the calculation of Core Earnings and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to its ongoing operations and the tax effect of each of the adjustments, divided by the outstanding shares (excluding treasury shares) as of the end of the comparative period.

In this period, the other non-operating significant items that are excluded in calculating Underlying Core EPS include the financial costs related to the Shire acquisition in addition to fair value adjustments and the imputed financial charge related to contingent consideration.

•

Underlying Revenue growth was +4.8% compared to the same period of the previous year, driven by the strong performance of Takeda’s Growth Drivers and more specifically products such as ENTYVIO (for ulcerative colitis and Crohn’s disease), NINLARO (for multiple myeloma), ICLUSIG (for leukemia), TRINTELLIX (for major depressive disorder) and TAKECAB (for acid-related diseases). The Underlying Revenue of Takeda’s Growth Drivers grew by +10.5%.

Takeda Pharmaceutical Company Limited (4502)

Summary of Financial Statements for the Nine Months

Period Ended December 31, 2018 (Consolidated)

•

Underlying Core Earnings growth was +32.3%, reflecting strong Underlying Revenue growth and the positive impact of the Global Opex Initiative (Note). Underlying Cost of Sales as a percentage of sales improved by +1.6pp reflecting a more favorable sales mix. Underlying Operating Expenses as a percentage of sales improved by +3.7pp reflecting the impact of the Global Opex Initiative. The combination of the above factors led to an improvement in the Core Earnings Margin by 5.3pp to 25.3%.

(Note)

Takeda’s global operating expense reduction initiative with the aim of delivering annual margin improvements of 100-200 base points driven by reduced consumption, procurement initiatives and organizational optimization.

•	Underlying Core EPS growth was +34.2% compared to the same period of the previous year reflecting strong Underlying Core Earnings growth of +32.3%.

(2) Consolidated Financial Position

[Assets]

Total Assets as of December 31, 2018 were 5,767.2 billion JPY, an increase of 1,660.8 billion JPY compared to the previous fiscal year-end. Other Financial Assets increased by 1,477.6 billion JPY mainly due to recognition of restricted deposits related to the acquisition of Shire plc. In addition, Trade and Other Receivables increased by 89.3 billion JPY.

[Liabilities]

Total Liabilities as of December 31, 2018 were 3,724.6 billion JPY, an increase of 1,635.6 billion JPY compared to the previous fiscal year-end. Bonds and Loans increased by 1,563.1 billion JPY to 2,548.8 billion JPY (Note) mainly due to an issuance of bonds. In addition, Other Financial Liabilities increased by 79.9 billion JPY.

(Note)	The carrying amount of Bonds and Loans as of December 31, 2018 was 1,728.4 billion JPY and 820.4 billion JPY, respectively. Breakdown of bonds is as follows.

			Billion JPY
Name of Bond	Issuance	Maturity	Carrying Amount
14th Unsecured straight bonds	July, 2013	July, 2019	60.0
15th Unsecured straight bonds	July, 2013	July, 2020	60.0
Unsecured US dollar dominated senior notes (500 million USD)	July, 2017	January, 2022	55.3
Unsecured Euro dominated senior notes (7,500 million EUR)	November, 2018	November 2020 ~ November 2030	946.0
Unsecured US dollar dominated senior notes (5,500 million USD)	November, 2018	November 2020 ~ November 2028	607.2

Total			¥1,728.4

[Equity]

Total Equity as of December 31, 2018 was 2,042.6 billion JPY, an increase of 25.2 billion JPY compared to the previous fiscal year-end. This was mainly due to an increase of 57.6 billion JPY in Retained Earnings resulting from the recognition of Net Profit for the Period, an increase of the opening balance due to the adoption of new accounting standards, and a transfer from Other Comprehensive Income due to the sale of securities, partially offset by the payment of dividends.

The ratio of Equity Attributable to Owners of the Company (Note) to total assets decreased by 13.3pp from the previous fiscal year-end to 35.3%.

(Note)	Equivalent to Shareholders’ Equity ratio by J-GAAP.

Takeda Pharmaceutical Company Limited (4502)

Summary of Financial Statements for the Nine Months

Period Ended December 31, 2018 (Consolidated)

(3) Outlook for Fiscal 2018

The fiscal 2018 full year forecast for consolidated reported results remains unchanged from the previously announced forecast below (announced on October 31, 2018 with the second quarter FY 2018 results). While Takeda plans to announce an earnings forecast which includes an estimated financial impact of the Shire acquisition once a reasonable financial estimate is determined, the consideration of the asset valuation as well as purchase price allocation, schedule and manner of amortization and depreciation for the business combination accounting will require more time. It is also difficult to estimate the effect on profit and loss since the completion of the acquisition to the end of the consolidated accounting period, nor the acquisition related costs for the full fiscal year with a reasonable level of accuracy at this time. Considering the sizable effect on the business results due to the acquisition, Takeda will not revise the consolidated forecast in a provisional or partial way. It is our objective to disclose a Shire acquisition post-close consolidated business forecast for the fiscal year once a holistic and reasonable earnings forecast can be determined. We plan to announce this revised forecast, a Shire acquisition post-close consolidated business forecast for the year ending March 2019, in April of this year.

Additionally, although there is no direct effect on Takeda’s full year forecast for consolidated reported results for fiscal 2018, we plan to disclose Shire’s full year results for the period ending December 2018 in mid-February of this year.

Full year reported forecast for Fiscal 2018 (announced on October 31, 2018)	Billion JPY
	Amount	Change versus the previous year
Revenue	1,750.0	-20.5	-1.2%
Core Earnings	330.0	+7.5	+2.3%
Operating profit	268.9	+27.1	+11.2%
Profit before tax	245.2	+28.0	+12.9%
Net profit for the period (attributable to owners of the Company)	189.5	+2.6	+1.4%
EPS(JPY)	241.82	+2.47	+1.0%

The fiscal 2018 management guidance remains unchanged for the same reason described above.

Management Guidance – Underlying growth (announced on October 31, 2018)

Fiscal 2018 Management Guidance (growth %)
Underlying Revenue	Low single digit
Underlying Core Earnings	High teen
Underlying Core EPS	Mid twenties

[Forward looking statement]

All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, the Company will disclose it in a timely manner.

Takeda Pharmaceutical Company Limited (4502)

Summary of Financial Statements for the Nine Months

Period Ended December 31, 2018 (Consolidated)

2. Condensed Interim Consolidated Financial Statements and Major Notes

(1) Condensed Interim Consolidated Statement of Income

		JPY (millions)
	Nine months period ended December 31, 2017	Nine months period ended December 31, 2018
Revenue	1,369,568	1,380,013
Cost of sales	(385,029)	(369,855)
Selling, general and administrative expenses	(456,340)	(447,677)
Research and development expenses	(236,659)	(228,893)
Amortization and impairment losses on intangible assets associated with products	(86,345)	(79,390)
Other operating income	163,923	61,667
Other operating expenses	(46,831)	(31,445)

Operating profit	322,287	284,420

Finance income	21,706	9,437
Finance expenses	(22,761)	(41,518)
Share of profit (loss) of investments accounted for using the equity method	(33,341)	(43,960)

Profit before tax	287,891	208,379
Income tax expenses	(47,203)	(44,026)

Net profit for the period	240,688	164,353

Attributable to:
Owners of the Company	240,906	164,434
Non-controlling interests	(218)	(81)

Net profit for the period	240,688	164,353

Earnings per share (JPY)
Basic earnings per share	308.59	209.87
Diluted earnings per share	306.51	208.64

(2) Condensed Interim Consolidated Statement of Income and Other Comprehensive Income

		JPY (millions)
	Nine months period ended December 31, 2017	Nine months period ended December 31, 2018
Net profit for the period	240,688	164,353
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Changes in fair value of financial assets measured at fair value through other comprehensive income	—	(6,478)
Re-measurement (loss) gain on defined benefit plans	(762)	461

	(762)	(6,017)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations	105,263	3,203
Net changes on revaluation of available-for-sale financial assets	16,102	—
Cash flow hedges	1,729	(15,666)
Hedging cost	989	(1,796)
Share of other comprehensive income (loss) of investments accounted for using the equity method	131	(107)

	124,214	(14,366)

Other comprehensive income (loss) for the period, net of tax	123,452	(20,383)

Total comprehensive income (loss) for the period	364,140	143,970

Attributable to:
Owners of the Company	363,706	144,224
Non-controlling interests	434	(254)

Total comprehensive income for the period	364,140	143,970

Takeda Pharmaceutical Company Limited (4502)

Summary of Financial Statements for the Nine Months

Period Ended December 31, 2018 (Consolidated)

(3) Condensed Interim Consolidated Statement of Financial Position

		JPY (millions)
	As of March 31, 2018	As of December 31, 2018
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	536,801	601,774
Goodwill	1,029,248	1,053,506
Intangible assets	1,014,264	1,020,216
Investments accounted for using the equity method	107,949	94,524
Other financial assets	196,436	188,331
Other non-current assets	77,977	89,248
Deferred tax assets	64,980	49,552

Total non-current assets	3,027,655	3,097,151

CURRENT ASSETS
Inventories	212,944	223,398
Trade and other receivables	420,247	509,502
Other financial assets	80,646	1,566,330
Income taxes recoverable	8,545	6,289
Other current assets	57,912	64,503
Cash and cash equivalents	294,522	297,873
Assets held for sale	3,992	2,177

Total current assets	1,078,808	2,670,072

Total assets	4,106,463	5,767,223

		JPY (millions)
	As of March 31, 2017	As of December 31, 2018
LIABILITIES AND EQUITY
LIABILITIES
NON-CURRENT LIABILITIES
Bonds and loans	985,644	2,428,040
Other financial liabilities	91,223	155,833
Net defined benefit liabilities	87,611	85,361
Provisions	28,042	17,889
Other non-current liabilities	68,300	60,131
Deferred tax liabilities	90,725	105,684

Total non-current liabilities	1,351,545	2,852,938

CURRENT LIABILITIES
Bonds and loans	18	120,743
Trade and other payables	240,259	248,616
Other financial liabilities	29,613	44,933
Income taxes payable	67,694	60,446
Provisions	132,781	138,393
Other current liabilities	263,930	258,143
Liabilities held for sale	3,214	433

Total current liabilities	737,509	871,707

Total liabilities	2,089,054	3,724,645

EQUITY
Share capital	77,914	77,942
Share premium	90,740	87,098
Treasury shares	(74,373)	(57,137)
Retained earnings	1,557,307	1,614,904
Other components of equity	350,631	315,875
Other comprehensive income related to assets held for sale	(4,795)	—

Equity attributable to owners of the Company	1,997,424	2,038,682

Non-controlling interests	19,985	3,896

Total equity	2,017,409	2,042,578

Total liabilities and equity	4,106,463	5,767,223

Takeda Pharmaceutical Company Limited (4502)

Summary of Financial Statements for the Nine Months

Period Ended December 31, 2018 (Consolidated)

(4) Condensed Interim Consolidated Statement of Changes in Equity

Nine months period ended December 31, 2017 (From April 1 to December 31, 2017)

	JPY (millions)
	Equity attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Net changes on revaluation of available-for- sale financial assets
As of April 1, 2017	65,203	74,973	(48,734)	1,511,817	221,550	—	67,980

Net profit for the period				240,906
Other comprehensive income					104,758		16,086

Comprehensive income for the period	—	—	—	240,906	104,758	—	16,086

Issuances of new shares	1,030	1,030
Acquisitions of treasury shares			(18,760)
Disposals of treasury shares		0	1
Dividends				(142,120)
Changes in ownership
Transfers from other components of equity				(762)
Share-based compensation		13,688
Exercise of share-based awards		(14,856)	15,905
Transfers to non-financial assets

Total transactions with owners	1,030	(138)	(2,854)	(142,882)	—	—	—

As of December 31, 2017	66,233	74,835	(51,588)	1,609,841	326,308	—	84,066

	Equity attributable to owners of the Company
	Other components of equity
	Cash flow hedges	Hedging cost	Re-measurement gain or loss on defined benefit plans	Total	Other comprehensive income related to assets held for sale	Total	Non-controlling interests	Total equity
As of April 1, 2017	1,472	—	—	291,002	—	1,894,261	54,704	1,948,965

Net profit for the period				—		240,906	(218)	240,688
Other comprehensive income	1,729	989	(762)	122,800		122,800	652	123,452

Comprehensive income for the period	1,729	989	(762)	122,800	—	363,706	434	364,140

Issuances of new shares				—		2,060		2,060
Acquisitions of treasury shares				—		(18,760)		(18,760)
Disposals of treasury shares				—		1		1
Dividends				—		(142,120)	(2,189)	(144,309)
Changes in ownership				—		—	(32,750)	(32,750)
Transfers from other components of equity			762	762		—		—
Share-based compensation				—		13,688		13,688
Exercise of share-based awards				—		1,049		1,049
Transfers to non-financial assets				—		—		—

Total transactions with owners	—	—	762	762	—	(144,082)	(34,939)	(179,021)

As of December 31, 2017	3,201	989	—	414,564	—	2,113,885	20,199	2,134,084

Takeda Pharmaceutical Company Limited (4502)

Summary of Financial Statements for the Nine Months

Period Ended December 31, 2018 (Consolidated)

Nine months period ended December 31, 2018 (From April 1 to December 31, 2018)

							JPY (millions)
	Equity attributable to owners of the Company
					Other components of equity
	Share capital	Share premium	Treasury shares	Retained earnings	Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Net changes on revaluation of available-for- sale financial assets
As of April 1, 2018	77,914	90,740	(74,373)	1,557,307	272,597	—	73,037
Cumulative effects of changes in accounting policies				15,401		84,672	(73,037)

Restated balance	77,914	90,740	(74,373)	1,572,708	272,597	84,672	—

Net profit for the period				164,434
Other comprehensive income					(1,478)	(6,526)

Comprehensive income for the period	—	—	—	164,434	(1,478)	(6,526)	—

Issuances of new shares	28	28
Acquisitions of treasury shares			(1,164)
Disposals of treasury shares		(0)	3
Dividends				(142,697)
Changes in ownership				(2,126)	230
Transfers from other components of equity				22,585		(22,124)
Share-based compensation		14,887
Exercise of share-based awards		(18,557)	18,397
Transfers to non-financial assets
Total transactions with owners	28	(3,642)	17,236	(122,238)	230	(22,124)	—

As of December 31, 2018	77,942	87,098	(57,137)	1,614,904	271,349	56,022	—

	Equity attributable to owners of the Company
	Other components of equity
	Cash flow hedges	Hedging cost	Re-measurement gain or loss on defined benefit plans	Tota1	Other comprehensive income related to assets held for sale	Total	Non-controlling interests	Total equity
As of April 1, 2018	3,391	1,606	—	350,631	(4,795)	1,997,424	19,985	2,017,409
Cumulative effects of changes in accounting policies	(1,378)			10,257		25,658	(10)	25,648

Restated balance	2,013	1,606	—	360,888	(4,795)	2,023,082	19,975	2,043,057

Net profit for the period				—		164,434	(81)	164,353
Other comprehensive income	(15,666)	(1,796)	461	(25,005)	4,795	(20,210)	(173)	(20,383)

Comprehensive income for the period	(15,666)	(1,796)	461	(25,005)	4,795	144,224	(254)	143,970

Issuances of new shares				—		56		56
Acquisitions of treasury shares				—		(1,164)		(1,164)
Disposals of treasury shares				—		3		3
Dividends				—		(142,697)	(168)	(142,865)
Changes in ownership				230		(1,896)	(15,657)	(17,553)
Transfers from other components of equity			(461)	(22,585)		—		—
Share-based compensation				—		14,887		14,887
Exercise of share-based awards				—		(160)		(160)
Transfers to non-financial assets	2,347			2,347		2,347		2,347

Total transactions with owners	2,347	—	(461)	(20,008)	—	(128,624)	(15,825)	(144,449)

As of December 31, 2018	(11,306)	(190)	—	315,875	—	2,038,682	3,896	2,042,578

Takeda Pharmaceutical Company Limited (4502)

Summary of Financial Statements for the Nine Months

Period Ended December 31, 2018 (Consolidated)

(5) Notes to Condensed Interim Consolidated Financial Statements

(Going Concern Assumption)

Nine months period ended December 31, 2018 (April 1 to December 31, 2018)

Not applicable.

(Significant Accounting Policies)

Significant accounting policies adopted for these condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements of the previous fiscal year except for the policies required by IFRS 9 ‘Financial instruments’ (“IFRS 9”) and IFRS 15 ‘Revenue from Contracts with Customers’ (“IFRS 15”).

Takeda calculated income tax expenses for the nine months period ended December 31, 2018, based on the estimated average annual effective tax rate.

IFRS 9 ‘Financial instruments’

IFRS 9 was adopted by Takeda as of April 1, 2018. IFRS 9 replaces the majority of the requirements of IAS 39 ‘Financial Instruments: Recognition and Measurement’ and covers the classification, recognition, measurement, and de-recognition of financial assets and financial liabilities, introduces a new impairment model for financial assets based on expected losses rather than incurred losses and provides a new hedge accounting model.

The principal impact of the adoption of IFRS 9 for Takeda was the re-measurement of certain available-for-sale financial instruments to fair value as of April 1, 2018. In addition, as a result of adoption, Takeda elected to designate equity instruments as financial assets measured at fair value through other comprehensive income (FVTOCI). This designation has been made on the basis of the facts and circumstances that existed at the date of initial application. Changes in the fair value of financial assets at FVTOCI are recognized in other comprehensive income, and the cumulative amount of other comprehensive income is transferred to retained earnings when the instruments are derecognized due to liquidation or sale.

The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. The determination of the business model within which a financial asset is held has been made on the basis of the facts and circumstances that existed at the date of initial application.

The impairment of financial assets measured at amortized cost is assessed using an expected credit loss (ECL) model where previously the incurred loss model was used. Given the nature of Takeda’s financial assets, there was no significant impact on the provisions for doubtful accounts or impairments upon adoption of the new standard.

The adoption of IFRS 9 has not had material impact on Takeda’s financial liabilities and derivatives.

The new hedge accounting model introduced by the standard requires hedge accounting relationships to be based upon Takeda’s own risk management objectives and strategy, and to apply a more qualitative and forward-looking approach to assessing hedge effectiveness. The model is to be discontinued only when the relationships no longer qualify for hedge accounting. All hedging relationships designated under IAS39 at March 31, 2018 met the criteria for hedge accounting under IFRS 9 at April 1, 2018 and are therefore regarded as continuing hedging relationships.

Takeda applied IFRS 9 retrospectively with respect to classification and measurement (including impairment) without restating previous years. These cumulative effects of initially applying IFRS 9 were recognized in equity as of the date of initial application of IFRS 9 (April 1, 2018). As a result of the adoption on the date of initial application, the opening balance of retained earnings and other components of equity increased by 14,073 million JPY and 10,257 million JPY, respectively, while other financial assets (non-current), other financial assets (current), deferred tax liabilities increased by 32,809 million JPY, 856 million JPY and 9,345 million JPY respectively, with non-controlling interests decreasing by 10 million JPY.

In addition, under IAS 39, the currency basis spread was included in “Cash Flow Hedges” under other components of equity. Under IFRS 9, this basis spread is separately accounted for and presented as “Hedging Cost” under other components of equity. Takeda retrospectively applied the accounting treatment of hedging cost and adjusted the comparative information. As of December 31, 2017 and March 31, 2018, the amounts retrospectively recorded as “Hedging Cost” and deducted from “Cash Flow Hedges” were 989 million JPY and 1,606 million JPY, respectively.

Takeda Pharmaceutical Company Limited (4502)

Summary of Financial Statements for the Nine Months

Period Ended December 31, 2018 (Consolidated)

Classifications and carrying amounts of financial assets under IAS 39 and IFRS 9 as of the date of adoption were changed as presented in the table below. For investments in equity instruments, Takeda made an irrevocable election at the time of initial recognition to account for the equity instruments at FVTOCI. There were no changes to the classifications and carrying amounts of the financial liabilities.

				JPY (millions)
	IAS 39	Carrying amount	IFRS 9	Carrying amount
Cash and cash equivalents	Loans and receivables	294,522	Financial assets measured at amortized cost	294,522
Derivative assets	Financial assets measured at fair value through profit or loss	762	Financial assets measured at fair value through profit or loss	762
Derivative assets to which hedge accounting is applied	Derivative assets to which hedge accounting is applied	2,527	Derivative assets to which hedge accounting is applied	2,527
Trade and other receivables, other financial assets	Loans and receivables	516,853	Financial assets measured at amortized cost	516,853
Equity instruments	Available-for-sale financial assets	169,814	Financial assets measured at fair value through other comprehensive income	203,276
	Loans and receivables	5,303
Convertible notes	Financial assets measured at fair value through profit or loss	2,070	Financial assets measured at fair value through profit or loss	7,576

Total		991,851		1,025,516

The following changes were made to the carrying amount of the financial assets as of the application date.

					JPY (millions)
IAS 39	Carrying amount	Change of classification	Re-measurement	IFRS 9	Carrying amount
Loans and receivables	816,678	(5,303)	—	Financial assets measured at amortized cost	811,375
Financial assets measured at fair value through profit or loss	2,832	5,303	203	Financial assets measured at fair value through profit or loss	8,338
Derivative assets to which hedge accounting is applied	2,527	—	—	Derivative assets to which hedge accounting is applied	2,527
Available-for-sale financial assets	169,814	—	33,462	Financial assets measured at fair value through other comprehensive income	203,276

Total	991,851	—	33,665		1,025,516

Measurement of Financial Instruments

Debt Instruments:

•

Amortized cost: Assets such as trade and other receivables that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and whose contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding are measured at amortized cost. Trade receivables are initially recognized at their invoiced amounts, including any related sales taxes less adjustments for estimated revenue deductions such as rebates, and cash discounts. Provisions for doubtful trade receivables are established using an ECL model. The provisions are based on a forward- looking ECL, which includes possible default events on the trade receivables over the entire holding period of the trade receivables. Takeda has elected to measure provisions for trade receivables and lease receivables at an amount equal to lifetime ECL. Takeda uses provision matrix to calculate ECL. These provisions represent the difference between the carrying amount of the trade receivables and the lease receivables in the consolidated statements of financial position and the estimated net collectible amount.

•

FVTOCI: Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and whose contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding are measured at FVTOCI. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to net profit or loss.

•

Fair value through net profit or loss (FVTPL): Assets that do not meet the criteria for amortized cost or FVTOCI are measured at FVTPL. A gain or loss on debt instruments that is subsequently measured at FVTPL is recognized in net profit or loss.

Takeda Pharmaceutical Company Limited (4502)

Summary of Financial Statements for the Nine Months

Period Ended December 31, 2018 (Consolidated)

Equity Instruments:

•

Equity instruments are measured at FVTPL. However, on initial recognition, Takeda made an irrevocable FVTOCI election (on an instrument-by-instrument basis) to present the subsequent changes in the fair value of equity instruments in other comprehensive income. As at the reporting date, Takeda designated all its equity instruments as financial assets at FVTOCI.

Derivatives and Hedge Accounting:

•

Derivatives are measured at FVTPL unless the derivative contracts are designated as hedging instruments. Gains or losses on derivatives are recognized in net profit or loss. When the derivative contracts are designated as hedging instruments in cash flow hedging relationships, the effective portion of changes in fair value of derivatives is accumulated in other comprehensive income. The currency basis spread is accounted for and presented as “Hedging Cost” under other components of equity separately from “Cash Flow Hedges”.

IFRS 15 ‘Revenue from Contracts with Customers’

Takeda adopted IFRS 15 on April 1, 2018. The new standard provides a single, principles-based approach to the recognition of revenue from all contracts with customers. The standard focuses on the identification of performance obligations in a contract and requires revenue to be recognized when or as those performance obligations are satisfied. The standard also has more detailed disclosure requirements.

The impacts of adoption of the new standard are summarized below:

•

Takeda derives revenue from sales of pharmaceutical products as well as other services where control transfers to customers and performance obligations are satisfied either at the point in time of shipment, receipt of the products by the customer or when the services are performed.

•

Takeda also recognizes royalty revenue relating to the out-licensing of intellectual property (IP), which is recognized when the underlying sales have occurred, and revenue from other services such as research and development of compounds out-licensed, which is recognized over the service period.

•

Takeda’s revenue also includes revenue from out-licensing and granting of IP rights and Takeda usually receives upfront payments or milestone payments for these arrangements. Revenue from the upfront payments is generally recognized when Takeda provides a right to use the IP. Revenue from the milestone payment is generally recognized at the point in time when it is highly probable that the respective milestone event criteria are met, and a significant reversal in the amount of revenue

These impacts of adoption of the new standard were immaterial. Takeda elected the modified retrospective method upon adoption of IFRS 15. This method requires the recognition of the cumulative effect of initially applying IFRS 15 in equity at the date of initial application of IFRS 15 (April 1, 2018) and Takeda did not restate the result of prior years. As a result of the adoption of IFRS 15, due to the difference in allocation of revenue to performance obligations, other non-current liabilities, other current liabilities, deferred tax assets decreased by 1,247 million JPY, 495 million JPY and 414 million JPY respectively, and opening retained earnings increased by 1,328 million JPY.

For the nine months period ended December 31, 2018, the impact from adoption of IFRS 15 on the condensed interim consolidated financial statements, compared to IAS18, was immaterial.

As the results of the adoption of IFRS 15, Takeda updated and revised the related accounting policy as follows:

Revenue on sales of Takeda products and services is recognized when a contractual promise to a customer (performance obligation) has been fulfilled by transferring control over the promised goods and services to the customer, generally at the point in time of shipment to or receipt of the products by the customer, or when the services are performed. The amount of revenue to be recognized is based on the consideration Takeda expects to receive in exchange for its goods and services. If a contract contains more than one performance obligation, the consideration is allocated based on the standalone selling price of each performance obligation.

The consideration Takeda receives in exchange for its goods or services may be fixed or variable. Variable consideration is only recognized when it is highly probable that a significant reversal will not occur. The most common elements of variable consideration are listed below:

•

Rebates and discounts granted to government agencies, wholesalers, retail pharmacies, managed healthcare organizations and other customers are estimated and recorded as a deduction from revenue at the time the related revenues are recorded. They are calculated on the basis of historical experience and the specific terms in the individual agreements.

•	Cash discounts are offered to customers and are provisioned and recorded as revenue deductions at the time the related sales are recorded.

•

Sales return provisions are recognized and recorded as revenue deductions when there is historical experience of Takeda agreeing to customer returns and Takeda can reasonably estimate expected future returns. In doing so, the estimated rate of return is applied, determined based on historical experience of customer returns and considering any other relevant factors. The rate is multiplied by the amounts invoiced in order to estimate expected future returns.

Takeda also generates revenue in the form of royalty payments, upfront payments, and milestone payments from the out-licensing of intellectual property (IP). Royalty revenue earned through a license is recognized when the underlying sales have occurred. Revenue from upfront payment is generally recognized when Takeda provides a right to use IP. Revenue from milestone payments is recognized at the point in time when it is highly probable that the respective milestone event criteria is met, and a significant reversal in the amount of revenue recognized will not occur. Revenue from other services such as research and development of compounds that are out-licensed is recognized over the service period.

Takeda Pharmaceutical Company Limited (4502)

Summary of Financial Statements for the Nine Months

Period Ended December 31, 2018 (Consolidated)

(Significant Changes in Equity Attributable to Owners of the Company)

Nine months period ended December 31, 2018 (April 1 to December 31, 2018)

Not applicable.

(Business Combinations)

TiGenix NV (“TiGenix”)

On April 30, 2018, Takeda made an all cash voluntary public takeover bid for the entire issued ordinary shares (“Ordinary Shares”), warrants (“Warrants”) and American Depositary Shares (“ADSs” and together with the Ordinary Shares and the Warrants, the “Securities”) of TiGenix not already owned by Takeda. On June 8, 2018, the Company acquired the Securities tendered in the first acceptance period for 470.2 million EUR. In response to the takeover bid with the Securities already owned by Takeda, Takeda acquired 90.8% of the voting rights.

TiGenix is a biopharmaceutical company developing novel stem cell therapies for serious medical conditions. This acquisition will expand Takeda’s late stage gastroenterology (GI) pipeline with the U.S. rights to Cx601 (darvadstrocel), a suspension of allogeneic expanded adipose-derived stem cells (eASC) under investigation for the treatment of complex perianal fistulas in patients with non-active/mildly active luminal Crohn’s disease (CD). Following the 2nd Takeover bid and a squeeze-out ended in July 2018, TiGenix became a wholly owned subsidiary of Takeda.

The following represents provisional fair value of assets acquired, liabilities assumed:

JPY (millions)
Amount
Intangible assets	63,421
Other assets	5,541
Deferred tax liabilities	(8,043)
Other liabilities	(5,678)

Basis adjustments	(3,381)

Goodwill	18,143

Total	70,003

The purchase consideration was comprised of the following:

JPY (millions)
Amount
Cash	67,319
The ordinary shares of TiGenix already owned by Takeda immediately prior to the acquisition date	2,684

Total	70,003

Goodwill comprises excess earning power expected from the future business development. Goodwill is not deductible for tax purposes.

The fair value primarily consisting of intangible assets, deferred tax liabilities and goodwill assumed as of the acquisition date have been recorded provisionally based on the information available as of December 31, 2018. These amounts are subject to change as the Company is in the process of reviewing further details of the basis for the fair value measurement. For the nine months period ended December 31, 2018, goodwill at the acquisition date decreased by 1,831 million JPY as a result of the adjustment to the provisional fair value, while other assets and deferred tax liabilities decreased by 253 million JPY and 2,084 million JPY, respectively.

Takeda entered into a forward exchange contract to hedge foreign currency risks and applied the hedge accounting to the contract. Basis adjustment represents a fair value of the hedging instrument of 3,381 million JPY that was added to the amount of goodwill at the acquisition date.

No gains or losses were recognized as a result of remeasurement of fair value of the ordinary shares of TiGenix already owned by Takeda immediately prior to the acquisition date.

Acquisition-related costs of 767 million JPY which included agent fee and due diligence costs arising from the acquisition were recorded in “Selling, general and administrative expenses”.

The revenue and the net profit of TiGenix for the post-acquisition period, which were recognized in the condensed interim consolidated statements of income for the nine months period ended December 31, 2018, were immaterial.

The impact on Takeda’s revenue and net profit of TiGenix for the nine months period ended December 31, 2018 assuming the acquisition date had been as of the beginning of the reporting period was immaterial.

Takeda Pharmaceutical Company Limited (4502)

Summary of Financial Statements for the Nine Months

Period Ended December 31, 2018 (Consolidated)

(Significant Subsequent Events)

Acquisition of Shire plc

On January 8, 2019, Takeda acquired the entire issued ordinary shares of Shire plc (“Shire”) and acquired 100% of the voting rights.

Shire is a leading global biotechnology company focused on serving patients with rare diseases and other highly specialised conditions.

Takeda believes that the Acquisition will deliver the following benefits:

•	Creates a global, values-based, R&D driven biopharmaceutical leader incorporated and headquartered in Japan, with an attractive geographic footprint and provides the scale to drive future development.

•

Strengthens Takeda’s presence across two of its three core therapeutic areas (i.e., gastroenterology (GI) and neuroscience), and provides leading positions in rare diseases and plasma-derived therapies.

•	Creates a highly complementary, robust, modality-diverse pipeline and a strengthened R&D engine focused on breakthrough innovation.

•

Delivers compelling financial benefits for the Combined Group – enhancing Takeda’s cash flow profile, with management committed to delivering substantial synergies and generating attractive returns for shareholders.

Under the terms of the acquisition, ex-shareholders of Shire received 30.33 USD in cash and either 0.839 shares of the Company or 1.678 ADSs (American Depository Shares) of the Company per Shire share. The aggregate consideration was 6,160,712 million JPY, of which consideration in cash was 3,029,430 million JPY and consideration in shares was 3,131,282 million JPY.

Due to the timing of the acquisition, Takeda has not completed the initial accounting for the business combination at the time the summary of financial statements are issued and, accordingly, the fair value of assets acquired, liabilities assumed as well as the impact on Takeda’s revenue and net profit of Shire for the nine months period ended December 31, 2018 assuming the acquisition date had been as of the beginning of the reporting period are not disclosed.

On January 8, 2019, the Company issued 770,303,013 ordinary shares (including 200,527,229 ordinary shares deposited as underlying shares of ADSs) which were allocated to the ex-shareholders of Shire. Issue price was 4,065 JPY per share (The aggregate issue price was 3,131,282 million JPY) and capital incorporation was 2,032.50 JPY per share (The aggregate capital incorporation was 1,565,641 million JPY).

On January 11, 2019, in order to finance funds necessary for the acquisition, the Company drew down 1,715,526 million JPY by exercising the Term Loan Credit Agreement executed on June 8, 2018, Short Term Loan Facility Agreement executed on October 26, 2018, and Loan Agreement with the Japan Bank for International Cooperation executed on December 3, 2018.

Disposal of a Part of the Real Estate Businesses of Takeda through Company Splits and Share Transfers

The Company has decided to newly establish a wholly owned company (“Subject Company”) of Takeda Pharmaceutical Real Estate Co., Ltd. (“TPRE”), a wholly owned company of the Company; to have the Subject Company succeed a part of the respective real estate businesses of the Company and TPRE through company splits as of March 11, 2019; and to transfer all of the issued shares in the Subject Company respectively held by Takeda and TPRE, which will be allocated as considerations of the company splits, to transferee as of March 22, 2019. On January 28, 2019, Takeda entered into an agreement on the share transfer.

After the transaction, the transferee will hold 21 properties, including the Takeda Osaka Headquarters (Takeda Mido-suji building). Takeda will record a gain on sale of shares arising as a result of the transfer of about 38 billion yen (before taxes) for the year ended March 31, 2019. Business activities of the Company at the Osaka Headquarters (Takeda Mido-suji building) and other places will continue after the completion of the transaction.

Takeda Pharmaceutical Company Limited (4502)

Summary of Financial Statements for the Nine Months

Period Ended December 31, 2018 (Consolidated)

Important Notice

For the purposes of this notice, “document” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this document. This document (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this document. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This document is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.

Unless specified otherwise, no statement in this document (including any statement of estimated synergies) is intended as a profit forecast or estimate for any period and no statement in this document should be interpreted to mean that earnings or earnings per share for Takeda for the current or future financial years would necessarily match or exceed the historical published earnings per share for Takeda.

The companies in which Takeda directly and indirectly owns investments are separate entities. In this document, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements

This document and any materials distributed in connection with this document may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward looking statements often include the words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or words or terms of similar substance or the negative thereof. Any forward-looking statements in this document are based on the current assumptions and beliefs of Takeda in light of the information currently available to it. Such forward-looking statements do not represent any guarantee by Takeda or its management of future performance and involve known and unknown risks, uncertainties and other factors, including but not limited to: the economic circumstances surrounding Takeda’s business, including general economic conditions in Japan, the United States and worldwide; competitive pressures and developments; applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; changes in exchange rates; claims or concerns regarding the safety or efficacy of marketed products or products candidates; and post-merger integration with acquired companies, any of which may cause Takeda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. For more information on these and other factors which may affect Takeda’s results, performance, achievements, or financial position, see “Item 3. Key Information – D. Risk Factors” in Takeda’s Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Neither Takeda nor its management gives any assurances that the expectations expressed in these forward-looking statements will turn out to be correct, and actual results, performance or achievements could materially differ from expectations. Persons receiving this document should not place undue reliance on forward looking statements. Takeda undertakes no obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make. Past performance is not an indicator of future results and the results of Takeda in this document may not be indicative of, and are not an estimate, forecast or projection of Takeda’s future results.

Takeda Pharmaceutical Company Limited (4502)

Summary of Financial Statements for the Nine Months

Period Ended December 31, 2018 (Consolidated)

Certain Non-IFRS Financial Measures

This document includes certain IFRS financial measures not presented in accordance with International Financial Reporting Standards (“IFRS”), including Underlying Revenue, Core Earnings, Underlying Core Earnings, Core Net Profit, Underlying Core Net Profit, Underlying Core EPS, Net Debt, EBITDA, Adjusted EBITDA and Operating Free Cash Flow. Takeda’s management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this document. These non-IFRS measures exclude certain income, cost and cash flow items which are included in, or are calculated differently from, the most closely comparable measures presented in accordance with IFRS. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda’s performance, core results and underlying trends. Takeda’s non-IFRS measures are not prepared in accordance with IFRS and such non-IFRS measures should be considered a supplement to, and not a substitute for, measures prepared in accordance with IFRS (which we sometimes refer to as “reported” measures). Investors are encouraged to review the reconciliation of non-IFRS financial measures to their most directly comparable IFRS measures.

Further information on certain of Takeda’s Non-IFRS measures is posted on Takeda’s investor relations website at

https://www.takeda.com/investors/reports/quarterly-announcements/quarterly-announcements-2018/

Medical information

This document contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

Consolidated financial results for FY2018 Q3
February 1, 2019
Costa Saroukos
Chief Financial Officer
Better Health, Brighter Future

Important Notice For the purposes of this notice, “presentation” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) during the presentation. This presentation (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this presentation. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This presentation is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws. Unless specified otherwise, no statement in this presentation (including any statement of estimated synergies) is intended as a profit forecast or estimate for any period and no statement in this presentation should be interpreted to mean that earnings or earnings per share for Takeda for the current or future financial years would necessarily match or exceed the historical published earnings per share for Takeda. The companies in which Takeda directly and indirectly owns investments are separate entities. In this presentation, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. Forward-Looking Statements This presentation and any materials distributed in connection with this presentation may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward looking statements often include the words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or words or terms of similar substance or the negative thereof. Any forward-looking statements in this document are based on the current assumptions and beliefs of Takeda in light of the information currently available to it. Such forward-looking statements do not represent any guarantee by Takeda or its management of future performance and involve known and unknown risks, uncertainties and other factors, including but not limited to: the economic circumstances surrounding Takeda’s business, including general economic conditions in Japan, the United States and worldwide; competitive pressures and developments; applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; changes in exchange rates; claims or concerns regarding the safety or efficacy of marketed products or products candidates; and post-merger integration with acquired companies, any of which may cause Takeda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. For more information on these and other factors which may affect Takeda’s results, performance, achievements, or financial position, see “Item 3. Key Information—D. Risk Factors” in Takeda’s Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Neither Takeda nor its management gives any assurances that the expectations expressed in these forward-looking statements will turn out to be correct, and actual results, performance or achievements could materially differ from expectations. Persons receiving this presentation should not place undue reliance on forward looking statements. Takeda undertakes no obligation to update any of the forward-looking statements contained in this presentation or any other forward-looking statements it may make. Past performance is not an indicator of future results and the results of Takeda in this presentation may not be indicative of, and are not an estimate, forecast or projection of Takeda’s future results. 1 Important Notice For the purposes of this notice, “presentation” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) during the presentation. This presentation (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this presentation. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This presentation is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws. Unless specified otherwise, no statement in this presentation (including any statement of estimated synergies) is intended as a profit forecast or estimate for any period and no statement in this presentation should be interpreted to mean that earnings or earnings per share for Takeda for the current or future financial years would necessarily match or exceed the historical published earnings per share for Takeda. The companies in which Takeda directly and indirectly owns investments are separate entities. In this presentation, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. Forward-Looking Statements This presentation and any materials distributed in connection with this presentation may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward looking statements often include the words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or words or terms of similar substance or the negative thereof. Any forward-looking statements in this document are based on the current assumptions and beliefs of Takeda in light of the information currently available to it. Such forward-looking statements do not represent any guarantee by Takeda or its management of future performance and involve known and unknown risks, uncertainties and other factors, including but not limited to: the economic circumstances surrounding Takeda’s business, including general economic conditions in Japan, the United States and worldwide; competitive pressures and developments; applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; changes in exchange rates; claims or concerns regarding the safety or efficacy of marketed products or products candidates; and post-merger integration with acquired companies, any of which may cause Takeda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. For more information on these and other factors which may affect Takeda’s results, performance, achievements, or financial position, see “Item 3. Key Information—D. Risk Factors” in Takeda’s Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Neither Takeda nor its management gives any assurances that the expectations expressed in these forward-looking statements will turn out to be correct, and actual results, performance or achievements could materially differ from expectations. Persons receiving this presentation should not place undue reliance on forward looking statements. Takeda undertakes no obligation to update any of the forward-looking statements contained in this presentation or any other forward-looking statements it may make. Past performance is not an indicator of future results and the results of Takeda in this presentation may not be indicative of, and are not an estimate, forecast or projection of Takeda’s future results. 1

Important Notice While Takeda plans to announce an earnings forecast which includes an estimated financial impact of the Shire acquisition once a reasonable financial estimate is determined, the consideration of the asset valuation as well as purchase price allocation, schedule and manner of amortization and depreciation for the business combination accounting will require more time. It is also difficult to estimate the effect on profit and loss since the completion of the acquisition to the end of the consolidated accounting period, nor the acquisition related costs for the full fiscal year with a reasonable level of accuracy at this time. Considering the sizable effect on the business results due to the acquisition, Takeda is not furnishing a new consolidated forecast in a provisional or partial way at this time. It is our objective to disclose a Shire acquisition post-close consolidated business forecast for the fiscal year once a holistic and reasonable earnings forecast can be determined. Certain Non-IFRS Financial Measures This presentation includes certain IFRS financial measures not presented in accordance with International Financial Reporting Standards (“IFRS”), including Underlying Revenue, Core Earnings, Underlying Core Earnings, Core Net Profit, Underlying Core Net Profit, Underlying Core EPS, Net Debt, EBITDA, Adjusted EBITDA and Operating Free Cash Flow. Takeda’s management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this presentation. These non-IFRS measures exclude certain income, cost and cash flow items which are included in, or are calculated differently from, the most closely comparable measures presented in accordance with IFRS. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda’s performance, core results and underlying trends. Takeda’s non-IFRS measures are not prepared in accordance with IFRS and such non-IFRS measures should be considered a supplement to, and not a substitute for, measures prepared in accordance with IFRS (which we sometimes refer to as “reported” measures). Investors are encouraged to review the reconciliation of non-IFRS financial measures to their most directly comparable IFRS measures. Reconciliations of the following non-IFRS measures to the respective most closely comparable measures presented in accordance with IFRS can be found as follows: • Underlying Revenue to Revenue on page 29 of this presentation; • Core Earnings and Underlying Core Earnings to Operating Profit on page 30 of this presentation; • Core Net Profit, Underlying Core Net Profit, and Underlying Core EPS to Net Profit and EPS on page 31 of this presentation; • EBITDA and Adjusted EBITDA to Net Profit on page 25 of this presentation • Operating Free Cash Flow to Net Cash from Operating Activities and Net Profit on page 13 of this presentation; and • Net Debt to Gross Debt (which is the sum of the current and non-current portions of Bonds and Loans) on page 34 of this presentation. Further information on certain of Takeda’s Non-IFRS measures is posted on Takeda’s investor relations website at https://www.takeda.com/investors/reports/quarterly-announcements/quarterly- announcements-2018/ Medical information This presentation contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development. 2 Important Notice While Takeda plans to announce an earnings forecast which includes an estimated financial impact of the Shire acquisition once a reasonable financial estimate is determined, the consideration of the asset valuation as well as purchase price allocation, schedule and manner of amortization and depreciation for the business combination accounting will require more time. It is also difficult to estimate the effect on profit and loss since the completion of the acquisition to the end of the consolidated accounting period, nor the acquisition related costs for the full fiscal year with a reasonable level of accuracy at this time. Considering the sizable effect on the business results due to the acquisition, Takeda is not furnishing a new consolidated forecast in a provisional or partial way at this time. It is our objective to disclose a Shire acquisition post-close consolidated business forecast for the fiscal year once a holistic and reasonable earnings forecast can be determined. Certain Non-IFRS Financial Measures This presentation includes certain IFRS financial measures not presented in accordance with International Financial Reporting Standards (“IFRS”), including Underlying Revenue, Core Earnings, Underlying Core Earnings, Core Net Profit, Underlying Core Net Profit, Underlying Core EPS, Net Debt, EBITDA, Adjusted EBITDA and Operating Free Cash Flow. Takeda’s management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this presentation. These non-IFRS measures exclude certain income, cost and cash flow items which are included in, or are calculated differently from, the most closely comparable measures presented in accordance with IFRS. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda’s performance, core results and underlying trends. Takeda’s non-IFRS measures are not prepared in accordance with IFRS and such non-IFRS measures should be considered a supplement to, and not a substitute for, measures prepared in accordance with IFRS (which we sometimes refer to as “reported” measures). Investors are encouraged to review the reconciliation of non-IFRS financial measures to their most directly comparable IFRS measures. Reconciliations of the following non-IFRS measures to the respective most closely comparable measures presented in accordance with IFRS can be found as follows: • Underlying Revenue to Revenue on page 29 of this presentation; • Core Earnings and Underlying Core Earnings to Operating Profit on page 30 of this presentation; • Core Net Profit, Underlying Core Net Profit, and Underlying Core EPS to Net Profit and EPS on page 31 of this presentation; • EBITDA and Adjusted EBITDA to Net Profit on page 25 of this presentation • Operating Free Cash Flow to Net Cash from Operating Activities and Net Profit on page 13 of this presentation; and • Net Debt to Gross Debt (which is the sum of the current and non-current portions of Bonds and Loans) on page 34 of this presentation. Further information on certain of Takeda’s Non-IFRS measures is posted on Takeda’s investor relations website at https://www.takeda.com/investors/reports/quarterly-announcements/quarterly- announcements-2018/ Medical information This presentation contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development. 2

FY2018 revised full year guidance including Shire impact to be announced in April

1 FEB

Takeda FY2018 Q3 results
- Takeda Apr-Dec 2018 financial results

APR

Revised guidance for full year FY2018 on combined basis
- To be announced after completion of Purchase Price Allocation

Revised guidance reflecting the following:
- Consolidation of Shire's P&L for Jan 8th – Mar 31st 2019
- Takeda's underlying performance
- Interest on deal financing debt
- Purchase Price Allocation impact
- Shire acquisition costs
- Integration costs
- Other deal-related financial expenses
- Any other material one-time events

These items will not impact Core Earnings

JAN FEB MAR APR MAY JUN

MID FEB

Shire FY2018 results
- Shire Jan-Dec 2018 financial results

14 MAY

Takeda FY2018 results
- Guidance for FY2019 on combined basis
- Integration update
- Longer term aspiration

3

Strategic Focus & Superior Execution driving robust Q3 YTD performance

- **Continued to deliver against our key strategic priorities to:**

Grow Portfolio	Strengthen Pipeline	Boost Profitability

- **Strong underlying growth YTD driven by business momentum and strict OPEX discipline**

  Revenue +4.8%; Core Earnings +32.3%; Core EPS +34.2%

  Underlying Core Earnings margin expansion +530bps

- **Reported results YTD impacted by divestitures and Shire related costs**

  Revenue +0.8%; Operating Profit -11.7%; EPS -32.0%

  Operating Profit excl. FY17 Wako & Teva JV gains and FY18 Shire related costs +55.5%

YTD: Year-to-date

4

Continued to deliver against our key strategic priorities in Q3

Grow Portfolio	• Underlying Revenue +4.8% YTD with growth of prescription drug portfolio in all regions • Growth Drivers maintained strong momentum +10.5% • Robust performance from key growth products (e.g. ENTYVIO +35.1%; NINLARO +36.6%; TRINTELLIX +19.5%)
Strengthen Pipeline	• Global Ph-3 trial of dengue vaccine candidate TAK-003 met primary efficacy endpoint • NINLARO post-SCT MM maintenance FDA filing withdrawn; to resubmit when more mature survival data available • ALUNBRIG approved in EU for post-crizotinib ALK+ Non-Small Cell Lung Cancer • ADCETRIS positive CHMP opinion in EU for front line CD30+ stage IV Hodgkin Lymphoma • Advanced multiple collaborations in our novel immuno-oncology portfolio
Boost Profitability	• Underlying Core Earnings +32.3% YTD driven by business momentum and execution of the Global Opex Initiative • Core Earnings margin +530bps, of which 70% driven by OPEX improvement • Underlying Core EPS +34.2%

Growth Drivers: GI, Oncology, Neuroscience and Emerging Markets
YTD: Year-to-date; CHMP: Committee for Medicinal Products for Human Use

5

Underlying revenue growth of prescription drug portfolio in all regions FY2018 YTD Underlying Revenue: 1,357.5 Bn yen, +4.8% EUCAN Japan U.S. 245.6 Bn yen 394.1 Bn yen 470.1 Bn yen +4.9% +4.9% +8.5% 1 [+3.0%] Europe and Canada EM 49.6 Bn yen 197.9 Bn yen -22.1% +5.1% Consumer Healthcare & Emerging Markets Other Businesses 1. Excluding upfront payment received for product out-licensing in Japan: +3.0% 6 Underlying revenue growth of prescription drug portfolio in all regions FY2018 YTD Underlying Revenue: 1,357.5 Bn yen, +4.8% EUCAN Japan U.S. 245.6 Bn yen 394.1 Bn yen 470.1 Bn yen +4.9% +4.9% +8.5% 1 [+3.0%] Europe and Canada EM 49.6 Bn yen 197.9 Bn yen -22.1% +5.1% Consumer Healthcare & Emerging Markets Other Businesses 1. Excluding upfront payment received for product out-licensing in Japan: +3.0% 6

Growth Drivers maintained strong momentum FY2018 YTD Underlying Revenue growth GI +18.6% Oncology +7.0% Neuroscience +15.2% Growth Drivers Emerging Markets +5.1% Total + 10.5% Growth Drivers now 63% of total Takeda revenue 7 Growth Drivers maintained strong momentum FY2018 YTD Underlying Revenue growth GI +18.6% Oncology +7.0% Neuroscience +15.2% Growth Drivers Emerging Markets +5.1% Total + 10.5% Growth Drivers now 63% of total Takeda revenue 7

Robust performance from key growth products

	Product	Main indications	Underlying Revenue Bn yen (YTD)	Underlying Revenue vs. PY
GI	Entyvio vedolizumab	*Ulcerative Colitis, Crohn's Disease*	194.4	+35.1%
GI	Takecab	*Acid-related Diseases (Gastric ulcer, duodenal ulcer, reflux esophagitis, etc.)*	44.4	+18.5%
Oncology	NINLARO (ixazomib) capsules	*Relapsed/Refractory Multiple Myeloma*	44.8	+36.6%
Oncology	ADCETRIS brentuximab vedotin	*Front line Hodgkin Lymphoma (Japan) Relapsed/Refractory Hodgkin Lymphoma, Relapsed/Refractory sALCL, Relapsed CD30+ CTCL*	33.5	+17.7%
Oncology	ICLUSIG (ponatinib) tablets	*Chronic Myeloid Leukemia or Ph+ Acute Lymphoblastic Leukemia in patients for whom no other TKI is indicated*	20.5	+26.0%
Oncology	ALUNBRIG BRIGATINIB	*ALK+ Non Small Cell Lung Cancer in patients previously treated with crizotinib*	3.6	+151.4% (Launched May 2017)
Neuro-science	Trintellix vortioxetine	*Major Depressive Disorder*	42.2	+19.5%

sALCL: systemic Anaplastic Large Cell Lymphoma; CTCL: Cutaneous T-Cell Lymphoma; TKI: Tyrosine Kinase Inhibitor

8

Important R&D milestones expected in FY2018

Takeda

Therapeutic Area	Compound	Expected Event	Status	Comment
Oncology	ADCETRIS	Front-Line Hodgkin's Lymphoma EU approval decision (H2)		On track. Positive CHMP opinion issued in December
		Front-Line Hodgkin's Lymphoma Japan approval decision (H2)	✓	
	ALUNBRIG	ALTA-1L Front-line ALK+ NSCLC 1st Interim Analysis (H1)	✓	
		2nd-line ALK+ NSCLC EU approval decision (H2)	✓	
	Cabozantinib	Hepatocellular carcinoma Japan pivotal study start (H2)	✓	
	ICLUSIG	Ph+ Acute Lymphoblastic Leukemia Global pivotal study start (H1)	✓	
	NINLARO	Newly Diagnosed Multiple Myeloma 1st Interim Analysis (H1)	✓	Study continues to 2nd IA in FY2019
		Multiple Myeloma Maintenance Post-Transplant 1st Interim Analysis (H1)	✓	See footnote
	Pevonedistat	HR-MDS/CMML/LB AML Ph-2 final analysis (H2)		Move final analysis to FY2019 with potential filing from ongoing Phase 2 study
	TAK-788	First patient dosed in registration enabling Ph-2 NSCLC study (H2)		
Gastroenterology	ENTYVIO	Crohn's Disease Japan submission (H1)	✓	
		Ulcerative Colitis Japan approval decision (H1)	✓	
		Subcutaneous administration Ulcerative Colitis submission (H2)		On track. Study met primary and secondary endpoints. BLA and MAA submission planned
	TAK-954	Enteral Feeding Intolerance Ph-2b study initiation (H1)	X	Discontinued due to patient recruitment challenges in evolving patient management practice
		Post-Operative Gastrointestinal Dysfunction Ph-2b initiation (H2)		Expanded indication from post-operative ileus to post-operative gastrointestinal dysfunction
	TAK-906	Gastroparesis Ph-2b initiation (H2)	✓	
	TAK-721 (SHP621)	Eosinophilic Esophagitis Ph 3 induction study (301) top line data (H2)		
Neuroscience	TRINTELLIX	Major Depressive Disorder Japan submission (H2)	✓	
		TESD U.S. label update approval decision (H2)	✓	
	TAK-925	Proof of concept in narcolepsy patients (H2)		
Vaccines	TAK-003	Dengue Vaccine Ph-3 primary analysis (H2)	✓	
	TAK-214	Norovirus Vaccine Ph-2b final analysis (in adults) (H1)	✓	

Table only shows select R&D milestones, and is not comprehensive. All timelines are current assumptions and subject to change.
BLA: Biologics Licensing Application; MAA: Marketing Authorisation Application. For full glossary of disease abbreviations please refer to appendix.
NINLARO footnote: The Multiple Myeloma Maintenance Post-Transplant study met its primary endpoint of progression free survival at the first IA in July 2018. This data was submitted to the FDA in November 2018, and after further discussion with the authorities, the decision has been made to withdraw the filing and to resubmit when more mature survival data are available. We will be reviewing the timing of future analyses and will work closely with the FDA on resubmission plans.

9

Strong YTD underlying performance; reported EPS impacted by one-time gains in FY2017 and Shire related costs in FY2018

Takeda

- **Reported EPS decreased -32.0% impacted by divestitures and Shire related costs**
  - Revenue +0.8% with Growth Drivers offsetting negative impact of FX (-1.1pp) & divestitures (-3.0pp)
  - Operating profit -11.7%, primarily impacted by two large one-time gains in FY2017* and Shire related costs in FY2018; excluding these items Operating profit grew +55.5%

    *106.3 Bn yen one-time gain on sale of Wako and 16.9 Bn yen from additional products sold to Teva JV
- **Core EPS increased +34.2% driven by business momentum and strict OPEX discipline**
  - Underlying revenue +4.8% led by Growth Drivers +10.5%
  - Underlying CE growth +32.3%, with margin +530bps, of which 70% is driven by OPEX improvements
- **Operating FCF down -20.2% due to cash impact of products sold to Teva JV in FY2017**
  - Sale of non-core assets generated additional 72.9 Bn yen of cash year-to-date

FY2018 YTD year-on-year growth

Reported		excl. FY18 YTD Shire related costs	excl. FY17 gains on Wako & additional products sold to Teva JV, and FY18 YTD Shire related costs
Revenue	+0.8%	+0.8%	+2.2%
Operating Profit	-11.7%	-4.0%	+55.5%
EPS	-32.0%	-16.1%	+30.4%

Underlying	
Revenue	+4.8%
Core Earnings	+32.3%
Core EPS	+34.2%

10

YTD Reported P&L reflects large one-time gains in FY2017 and Shire related costs in FY2018

Takeda

Reported P&L – FY2018 YTD

(Bn yen)	FY2017 YTD	FY2018 YTD Incl. Shire related costs	vs. PY	Shire related costs*	FY2018 YTD Excl. Shire related costs	vs. PY
Revenue	1,369.6	1,380.0	+0.8%	–	1,380.0	+0.8%
Core Earnings	292.7	344.6	+17.7%	–	344.6	+17.7%
Operating Profit	322.3	284.4	-11.7%	-25.1	309.5	-4.0%
Net Profit	240.9	164.4	-31.7%	-38.3	202.7	-15.8%
EPS	309 yen	210 yen	-32.0%	-49 yen	259 yen	-16.1%
JPY/USD	112 yen	111 yen	-0.7%		111 yen	-0.7%
JPY/EUR	128 yen	130 yen	+1.4%		130 yen	+1.4%

* Profit before tax impact 48.6 Bn yen: Acquisition costs (G&A expenses) 11.0 Bn yen, Integration costs (Other expenses) 14.1 Bn yen, Financial expenses 23.5 Bn yen.

11

YTD Underlying P&L reflects business momentum & execution of the Global Opex Initiative Underlying P&L – FY2018 YTD (Bn yen) FY2017 YTD FY2018 YTD vs. PY Revenue 1,295.0 1,357.5 +4.8% Gross Profit 925.8 991.9 +7.1% % of revenue 71.5% 73.1% +1.6pp OPEX -666.0 -648.1 -2.7% % of revenue -51.4% -47.7% +3.7pp Core Earnings 259.8 343.8 +32.3% % of revenue 20.1% 25.3% +5.3pp Core Net Profit 198.9 266.9 +34.2% Core EPS 255 yen 342 yen +34.2% 12 YTD Underlying P&L reflects business momentum & execution of the Global Opex Initiative Underlying P&L – FY2018 YTD (Bn yen) FY2017 YTD FY2018 YTD vs. PY Revenue 1,295.0 1,357.5 +4.8% Gross Profit 925.8 991.9 +7.1% % of revenue 71.5% 73.1% +1.6pp OPEX -666.0 -648.1 -2.7% % of revenue -51.4% -47.7% +3.7pp Core Earnings 259.8 343.8 +32.3% % of revenue 20.1% 25.3% +5.3pp Core Net Profit 198.9 266.9 +34.2% Core EPS 255 yen 342 yen +34.2% 12

Operating Free Cash Flow -20.2% due to impact of additional Long-Listed Products sold to Teva JV in FY2017

Takeda

Cash Flow Statement – FY2018 YTD

(Bn yen)	FY2017 YTD	FY2018 YTD	vs. PY	
Net profit	240.7	164.4	-76.3	-31.7%
Depreciation, amortization and impairment loss	127.8	124.3	-3.5	
Decrease (increase) in trade working capital	-69.7	-93.5	-23.8	
Income taxes paid	-11.7	-25.6	-13.8	
Other*	-51.2	41.4	+92.6	
Net cash from operating activities	235.9	211.0	-24.9	-10.5%
Acquisition of tangible assets (net)**	-45.9	-50.4	-4.5	
Acquisition of intangible assets***	-37.9	-39.2	-1.3	
Operating Free Cash Flow	152.1	121.4	-30.7	-20.2%

- **Sale of real estate and marketable securities generated an additional 45.4 Bn yen**
- **Sale of non-core businesses Techpool and Multilab generated an additional 27.5 Bn yen**

The following items have been excluded from the above cash flow statement:
* (FY2017 YTD) 16.2 Bn yen of cash benefit with a payment from escrow regarding the Unipharm transaction (offset by an outflow entry in "investing activities").
** (FY2017 YTD) 36.9 Bn yen proceeds from sales of real estates, mainly a building in Shinagawa, Tokyo.
(FY2018 YTD) 6.1 Bn yen proceeds from sales of real estates, mainly land and facilities in Juso, Osaka.
*** (FY2017 YTD) Payment of 16.6 Bn yen to buy back future royalties.

13

Global Opex Initiative fully integrated into how we work and delivering stellar results • Total underlying OPEX spend reduced by 2.7% vs. prior year, trending ahead of plan • OPEX savings contributed 70% of underlying Core Earnings margin improvement (370bps of the 530bps) • Zero Based Budgeting ( ZBB ) for cost packages ahead of plan by 3.7% • Embedded OPEX targets into KPIs and incentives of all management 14 Global Opex Initiative fully integrated into how we work and delivering stellar results • Total underlying OPEX spend reduced by 2.7% vs. prior year, trending ahead of plan • OPEX savings contributed 70% of underlying Core Earnings margin improvement (370bps of the 530bps) • Zero Based Budgeting ( ZBB ) for cost packages ahead of plan by 3.7% • Embedded OPEX targets into KPIs and incentives of all management 14

Strategic Focus & Superior Execution driving robust Q3 YTD performance

- **Continued to deliver against our key strategic priorities to:**

Grow Portfolio	Strengthen Pipeline	Boost Profitability

- **Strong underlying growth YTD driven by business momentum and strict OPEX discipline**

  Revenue +4.8%; Core Earnings +32.3%; Core EPS +34.2%

  Underlying Core Earnings margin expansion +530bps

- **Reported results YTD impacted by divestitures and Shire related costs**

  Revenue +0.8%; Operating Profit -11.7%; EPS -32.0%

  Operating Profit excl. FY17 Wako & Teva JV gains and FY18 Shire related costs +55.5%

YTD: Year-to-date

15

Shire acquisition completed, integration progressing as planned th • Acquisition completed on January 8 , 2019 - 8 months from deal announcement to deal close, including shareholder and regulatory approvals - Takeda American Depository Shares listed on the New York Stock Exchange on December 24 - Deal financing completed at highly competitive interest rates against a challenging market backdrop • Confirming investment grade credit rating - Rating agency updates confirm investment grade rating (JCR A+ ; S&P BBB+ ; Moody's Baa2 ; R&I A ) - Proceeding with non-core asset divestiture negotiations to accelerate deleveraging and focus portfolio - Unlocking cash from idle assets on the balance sheet through sale of real estate and marketable securities • Integration progressing as planned - A new operating model to leverage Takeda and Shire know-how - First leadership meeting held on January 10 for new Takeda Executive Team and top 200 leaders 16 Shire acquisition completed, integration progressing as planned th • Acquisition completed on January 8 , 2019 - 8 months from deal announcement to deal close, including shareholder and regulatory approvals - Takeda American Depository Shares listed on the New York Stock Exchange on December 24 - Deal financing completed at highly competitive interest rates against a challenging market backdrop • Confirming investment grade credit rating - Rating agency updates confirm investment grade rating (JCR A+ ; S&P BBB+ ; Moody's Baa2 ; R&I A ) - Proceeding with non-core asset divestiture negotiations to accelerate deleveraging and focus portfolio - Unlocking cash from idle assets on the balance sheet through sale of real estate and marketable securities • Integration progressing as planned - A new operating model to leverage Takeda and Shire know-how - First leadership meeting held on January 10 for new Takeda Executive Team and top 200 leaders 16

A global, values-based, R&D-driven biopharmaceutical leader with significant financial strength • Substantial cash flow generation to support capital allocation priorities - Internal investment in R&D and product launches - Well established dividend policy (180 yen per share annually) - Committed to solid investment grade credit rating - Disciplined and focused partnerships / acquisitions • Continued focus on boosting profitability - Realize top-tier margins in the medium term, delivering on synergies and improving OPEX discipline • Rapid deleveraging to 2.0x Net Debt/Adjusted EBITDA in the medium term - Potential to further accelerate with divestitures 17 A global, values-based, R&D-driven biopharmaceutical leader with significant financial strength • Substantial cash flow generation to support capital allocation priorities - Internal investment in R&D and product launches - Well established dividend policy (180 yen per share annually) - Committed to solid investment grade credit rating - Disciplined and focused partnerships / acquisitions • Continued focus on boosting profitability - Realize top-tier margins in the medium term, delivering on synergies and improving OPEX discipline • Rapid deleveraging to 2.0x Net Debt/Adjusted EBITDA in the medium term - Potential to further accelerate with divestitures 17

Appendix Appendix

We Have an Innovative Pipeline Across our Therapeutic Areas

Takeda

	PHASE 1	PHASE 2	PHASE 3/FILED	Approved*
ONCOLOGY	TAK-981 SUMO inhibitor Multiple cancers TAK-573 Teva Anti-CD38-attenukine R/R MM TAK-788 EGFR/HER2 inhibitor NSCLC TAK-164 ImmunoGen GCC ADC GI cancer TAK-079 Anti-CD38 mAb R/R MM, SLE	TAK-228 (sapanisertib) mTORC 1/2 inhibitor Endometrial cancer TAK-659 SYK/FLT-3 inhibitor Hematologic malignancies, DLBCL TAK-931 CDC7 inhibitor mCRC, ESCC, sqNSCLC	TAK-385 (relugolix) Myovant GnRH antagonist Prostate Cancer (JP) TAK-924 (pevonedistat) NAE inhibitor HR-MDS/CMML/LB AML	NINLARO® Proteasome inhibitor ADCETRIS® Seattle Genetics CD30 ADC ICLUSIG® BCR-ABL inhibitor ALUNBRIG® ALK inhibitor Cabozantinib Exelixis VEGFR/RTK inhibitor Niraparib Tesaro PARP 1/2 inhibitor
GASTRO-ENTEROLOGY	TAK-671 Samsung Bioepis Protease inhibitor Acute Pancreatitis Kuma062 PvP Biologics Glutenase Celiac Disease TIMP-Gliadin Cour Imm Tol Induction Celiac Disease TAK-018 Enterome FimH antagonist Crohn's Disease	TAK-906 D2/D3R antagonist Gastroparesis	TAK-721 (SHP621) UCSD/Fortis Oral anti-inflammatory EoE	ENTYVIO® α4β7 mAb Vonoprazan PCAB ALOFISEL mesenchymal stem cells GATTEX® GLP-2R agonist RESOLOR®/ MOTEGRITY® Janssen 5-HT4R agonist
NEUROSCIENCE	TAK-653 AMPAR potentiator TRD TAK-418 LSD1 inhibitor Kabuki Syndrome TAK-041 GPR139 agonist CIAS NS MEDI-1341 AstraZeneca Alpha-syn mAb Parkinson's Disease TAK-925 Orexin 2R agonist Narcolepsy TAK-680 (SHP680) Prodrug of d-amphetamine Neurologic Conditions WVE-120101 Wave Life Sciences mHTT SNP1 ASO Huntington's Disease WVE-120102 Wave Life Sciences mHTT SNP2 ASO Huntington's Disease	TAK-935 Ovid Therapeutics CH24H inhibitor Rare Pediatric Epilepsies TAK-831 DAAO inhibitor Ataxia, CIAS NS		TRINTELLIX™ Lundbeck Multimodal anti-depressant BUCCOLAM GABA Allosteric Modulator MYDAYIS Mixed Amphetamine salts XR VYVANSE Shionogi Amphetamine based psychostimulant
RARE DISEASES	TAK-611 (SHP611) ERT MLD TAK-531 (SHP631) ArmaGen I2S replacement Hunter CNS TAK-754 (SHP654) Asklepios Biopharm. Gene therapy HemA	TAK-607 (SHP607) IGF-1/ IGFBP3 Chronic Lung Disease TAK-609 (SHP609) I2S replacement Hunter CNS (IT)	TAK-755 (SHP655) KM Biologics ERT/ ADAMTS-13 cTTP TAK-620 (SHP620) GlaxoSmithKline UL97 kinase inh CMV infect. in transplant	OBIZUR Ipsen FVIII replacement VONVENDI vWF replacement NATPARA PTH replacement ADYNOVATE FVIII replacement TAKHZYRO Anti-kallikrein mAb
PLASMA-DERIVED THERAPIES				HYQVIA Halozyme IgG + rh-hyaluronidase CINRYZE C1 inh
VACCINES	TAK-021 EV71 Vaccine TAK-426 BARDA Zika Vaccine	TAK-195 Gates Foundation Inactivated Polio Vaccine TAK-214 Norovirus Vaccine	TAK-003 Dengue Vaccine	
OPHTHALMOLOGY	TAK-639 (SHP639) Glaucoma	TAK-759 (SHP659) Parion DED	TAK-640 (SHP640) Anti-inf/anti-septic Infectious conjunctivitis	XIIDRA LFA-1/ICAM-1 antagonist

Orphan Drug Designation (in any region / indication for a given asset)
Stage-ups/additions after Q2 FY18
Stage-ups/additions since April 1, 2018
Partnered asset
Registration enabling study
Assets shown in Phases 1-3 explicitly refer to new molecular entities

*With ongoing significant clinical development activities; Pipeline as of February 1, 2019
For glossary of disease abbreviations please refer to appendix

19

Maximizing the value of Life Cycle Management programs

	PHASE 1	PHASE 2	PHASE 3	FILED
ONCOLOGY	ALUNBRIG® ALK inhibitor 1L ALK+NSCLC (CN) NINLARO® Proteasome inhibitor ND MM (CN) NINLARO® Proteasome inhibitor Mnt ND MM post-SCT (CN)	ADCETRIS® Seattle Genetics CD30 ADC R/R sALCL (CN) ADCETRIS® Seattle Genetics CD30 ADC R/R HL (CN) NINLARO® Proteasome inhibitor R/R MM triplet Tx (GL) ALUNBRIG® ALK inhibitor 2L ALK+NSCLC (JP, CN) Cabozantinib Exelixis VEGFR/RTK inhibitor 2L RCC (JP) Niraparib Tesaro PARP 1/2 inhibitor Ovarian cancer – maint. (JP) Cabozantinib Exelixis VEGFR/RTK inhibitor 2L HCC (JP) Niraparib Tesaro PARP 1/2 inhibitor Ovarian cancer – salvage (JP) ICLUSIG® BCR-ABL inhibitor TKI res. chronic phase CML (US)	ADCETRIS® Seattle Genetics CD30 ADC 1L PTCL (EU, JP) ALUNBRIG® ALK inhibitor 1L ALK+NSCLC (EU, US) ICLUSIG® BCR-ABL inhibitor FL Ph+ ALL (US, EU, JP) Cabozantinib Exelixis VEGFR/RTK inhibitor 1L RCC (JP) NINLARO® Proteasome inhibitor R/R Amyloidosis (GL) NINLARO® Proteasome inhibitor Maint. ND MM not SCT (GL) NINLARO® Proteasome inhibitor Maint. ND MM post-SCT (GL) NINLARO® Proteasome inhibitor R/R MM doublet Tx (US, EU, JP) NINLARO® Proteasome inhibitor ND MM (GL)	ADCETRIS® Seattle Genetics CD30 ADC FL HL (EU)
GASTRO-ENTEROLOGY		ENTYVIO® α4β7 mAb GvHD Prophylaxis Vonoprazan PCAB GERD PPI partial resp (EU)	ALOFISEL® mesenchymal stem cells Perianal Fistulas in CD (US) Vonoprazan PCAB Acid-related diseases (CN) ENTYVIO® α4β7 mAb Crohn's Disease (CN) ENTYVIO® α4β7 mAb SubQ CD (US, EU, JP) ENTYVIO® α4β7 mAb SubQ UC (US, EU, JP) ENTYVIO® α4β7 mAb Ulcerative Colitis (CN) ENTYVIO® α4β7 mAb adalimumab H2H (GL) GATTEX GLP-2R agonist Adult-SBS (JP) GATTEX GLP-2R agonist Pediatric-SBS (JP)	ENTYVIO® α4β7 mAb Crohn's Disease (JP) GATTEX GLP-2R agonist Pediatric-SBS (US)
NEUROSCIENCE			BUCCOLAM GABA Allosteric Modulator Seizures (JP) MYDAYIS Mixed Amphetamine salts XR ADHD pediatric (US)	TRINTELLIX™ Lundbeck Multimodal anti-depressant MDD (JP) VYVANSE Shionogi Amphetamine-based psychostimulant ADHD (JP)
RARE DISEASES			OBIZUR Ipsen FVIII replacement CHAWI Surgery VONVENDI vWF replacement vWD Prophylaxis VONVENDI vWF replacement vWD Pediatric ADYNOVATE Pediatric HemA (EU)	TAKHZYRO Anit-kallikrein mAb HAE prophylaxis (CN)
PLASMA-DERIVED THERAPIES			CINRYZE C1-inh SC HAE prophylaxis CINRYZE C1-inh HAE prophylaxis (JP) CINRYZE C1-inh AMR HYQVIA Halozyme IgG + rh-hyaluronidase Pediatric PID HYQVIA Halozyme IgG+ rh-hyaluronidase CIDP	

Orphan Drug Designation (in any region / indication for a given asset)
Stage-ups/additions after Q2 FY18
Stage-ups/additions since April 1, 2018
Registration enabling

Pipeline as of February 1, 2019; region abbreviations: GL = global (USA, Europe, Japan, China)
For glossary of disease abbreviations please refer to appendix

20

An experienced and diverse executive team with a strong track record


CHRISTOPHE WEBER
President & CEO


COSTA SAROUKOS
Chief Financial Officer


HARUHIKO HIRATE
Corporate Communications & Public Affairs Officer


YOSHIHIRO NAKAGAWA
Global General Counsel


PADMA THIRUVENGADAM
Chief Human Resources Officer


MILANO FURUTA
Corporate Strategy Officer & Chief of Staff


MWANA LUGOGO
Chief Ethics & Compliance Officer


RAMONA SEQUEIRA
President, US Business Unit


MASATO IWASAKI
President, Japan Pharma Business Unit


GILES PLATFORD
President, Europe & Canada Business Unit


RICARDO MAREK
President, Growth & Emerging Markets Business Unit


CHRISTOPHE BIANCHI
President, Global Oncology Business Unit


RAJEEV VENKAYYA
President, Global Vaccine Business Unit


JULIE KIM
President, Plasma-Derived Therapies Business Unit


ANDY PLUMP
President, Research & Development


THOMAS WOZNIEWSKI
Global Manufacturing & Supply Officer


GERARD (JERRY) GRECO
Global Quality Officer


CAMILLA SOENDERBY
Chief Patient Value & Product Strategy Officer


MARCELLO AGOSTI
Global Business Development Officer


HELEN GIZA
Chief Integration & Divestiture Management Officer

21

Board composition for best-in-class governance

CC Compensation Committee

NC Nomination Committee

Independent External Director

INTERNAL DIRECTORS


NC

Christophe Weber
Representative Director,
President & CEO



Masato Iwasaki
Director, President,
Japan Pharma Business Unit



Andrew Plump
Director, President,
Research & Development

EXTERNAL DIRECTORS


NC

Masahiro Sakane
Independent Director
Chair of the Board meeting
Chair of Nomination Committee



Michel Orsinger
Independent Director


CC

Toshiyuki Shiga
Independent Director
Chair of Compensation Committee


NC

Emiko Higashi
Independent Director


CC

Yoshiaki Fujimori
Independent Director



Ian Clark
Independent Director



Olivier Bohuon
Independent Director



Steven Gillis
Independent Director

DIRECTORS ON THE AUDIT & SUPERVISORY COMMITTEE (A&SC)


CC

Yasuhiko Yamanaka
Director,
A&SC member


NC

Shiro Kuniya
Independent Director,
Chair A&SC



Koji Hatsukawa
Independent Director,
A&SC member



Jean-Luc Butel
Independent Director,
A&SC member

22

Definition of Core and Underlying Growth Takeda uses the concept of “Underlying Growth” for internal planning and performance evaluation purposes. Underlying Growth compares two periods (quarters or years) of financial results under a common basis and is used by management to assess the business. These financial results are calculated on a constant currency basis and excluding the impacts of divestitures and other amounts that are unusual, non-recurring items or unrelated to our ongoing operations. Although these are not measures defined by IFRS, Takeda believes Underlying Growth is useful to investors as it provides a consistent measure of our performance. Takeda uses “Underlying Revenue Growth”, “Underlying Core Earnings Growth”, and “Underlying Core EPS Growth” as key financial metrics. Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures occurred during the reporting periods presented. Core Earnings represents net profit adjusted to exclude income tax expenses, our share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on intangible assets associated with products and other items that management believes are unrelated to our core operations, such as purchase accounting effects and transaction related costs. Underlying Core Earnings represents Core Earnings based on a constant currency basis and further adjusted to exclude the impacts of divestitures occurred during the reporting periods presented. Underlying Core EPS represents net income based on a constant currency basis, adjusted to exclude the impact of divestitures, items excluded in the calculation of Core Earnings and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to its ongoing operations and the tax effect of each of the adjustments, divided by the outstanding shares (excluding treasury shares) as of the end of the comparative period. 23 Definition of Core and Underlying Growth Takeda uses the concept of “Underlying Growth” for internal planning and performance evaluation purposes. Underlying Growth compares two periods (quarters or years) of financial results under a common basis and is used by management to assess the business. These financial results are calculated on a constant currency basis and excluding the impacts of divestitures and other amounts that are unusual, non-recurring items or unrelated to our ongoing operations. Although these are not measures defined by IFRS, Takeda believes Underlying Growth is useful to investors as it provides a consistent measure of our performance. Takeda uses “Underlying Revenue Growth”, “Underlying Core Earnings Growth”, and “Underlying Core EPS Growth” as key financial metrics. Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures occurred during the reporting periods presented. Core Earnings represents net profit adjusted to exclude income tax expenses, our share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on intangible assets associated with products and other items that management believes are unrelated to our core operations, such as purchase accounting effects and transaction related costs. Underlying Core Earnings represents Core Earnings based on a constant currency basis and further adjusted to exclude the impacts of divestitures occurred during the reporting periods presented. Underlying Core EPS represents net income based on a constant currency basis, adjusted to exclude the impact of divestitures, items excluded in the calculation of Core Earnings and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to its ongoing operations and the tax effect of each of the adjustments, divided by the outstanding shares (excluding treasury shares) as of the end of the comparative period. 23

Definition of EBITDA / Adjusted EBITDA We present EBITDA and Adjusted EBITDA because we believe that these measures are useful to investors as they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We further believe that Adjusted EBITDA is helpful to investors in identifying trends in its business that could otherwise be obscured by certain items unrelated to ongoing operations because they are highly variable, difficult to predict, may substantially impact our results of operations and may limit the ability to evaluate our performance from one period to another on a consistent basis. EBITDA and Adjusted EBITDA should not be considered in isolation or construed as alternatives to operating income, net profit for the year or any other measure of performance presented in accordance with IFRS. These non-IFRS measures may not be comparable to similarly-titled measures presented by other companies. The usefulness of EBITDA and Adjusted EBITDA to investors has limitations including, but not limited to, (i) they may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) they exclude financial information and events, such as the effects of an acquisition or amortization of intangible assets, that some may consider important in evaluating our performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future and (iv) they may not exclude all items which investors may consider to be unrelated to our long-term operations, such as the results of businesses divested during a periods. These non-IFRS measures are not, and should not be viewed as, substitutes for IFRS reported net income (loss). We encourage investors to review our historical financial statements in their entirety and caution investors to use IFRS measures as the primary means of evaluating our performance, value and prospects for the future, and EBITDA and Adjusted EBITDA as supplemental measures. EBITDA and Adjusted EBITDA We define EBITDA as net profit before income tax expenses, depreciation and amortization and net interest expense. We define Adjusted EBITDA as EBITDA further adjusted to exclude impairment losses, other operating expenses and income (excluding depreciation and amortization), finance expenses and income (excluding net interest expense), our share of loss from investments accounted for under the equity method and other items that management believes are unrelated to our core operations such as purchase accounting effects and transaction related costs. The most closely comparable measure presented in accordance with IFRS is net profit for the year. Please see slides 25 for a reconciliation to the respective most closely comparable measures presented in accordance with IFRS. 24 Definition of EBITDA / Adjusted EBITDA We present EBITDA and Adjusted EBITDA because we believe that these measures are useful to investors as they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We further believe that Adjusted EBITDA is helpful to investors in identifying trends in its business that could otherwise be obscured by certain items unrelated to ongoing operations because they are highly variable, difficult to predict, may substantially impact our results of operations and may limit the ability to evaluate our performance from one period to another on a consistent basis. EBITDA and Adjusted EBITDA should not be considered in isolation or construed as alternatives to operating income, net profit for the year or any other measure of performance presented in accordance with IFRS. These non-IFRS measures may not be comparable to similarly-titled measures presented by other companies. The usefulness of EBITDA and Adjusted EBITDA to investors has limitations including, but not limited to, (i) they may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) they exclude financial information and events, such as the effects of an acquisition or amortization of intangible assets, that some may consider important in evaluating our performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future and (iv) they may not exclude all items which investors may consider to be unrelated to our long-term operations, such as the results of businesses divested during a periods. These non-IFRS measures are not, and should not be viewed as, substitutes for IFRS reported net income (loss). We encourage investors to review our historical financial statements in their entirety and caution investors to use IFRS measures as the primary means of evaluating our performance, value and prospects for the future, and EBITDA and Adjusted EBITDA as supplemental measures. EBITDA and Adjusted EBITDA We define EBITDA as net profit before income tax expenses, depreciation and amortization and net interest expense. We define Adjusted EBITDA as EBITDA further adjusted to exclude impairment losses, other operating expenses and income (excluding depreciation and amortization), finance expenses and income (excluding net interest expense), our share of loss from investments accounted for under the equity method and other items that management believes are unrelated to our core operations such as purchase accounting effects and transaction related costs. The most closely comparable measure presented in accordance with IFRS is net profit for the year. Please see slides 25 for a reconciliation to the respective most closely comparable measures presented in accordance with IFRS. 24

Reconciliation from net profit to EBITDA / Adjusted EBITDA

	Full year ended March 31			9 months ended December 31	
(Bn yen)	2016	2017	2018	2017	2018
Net profit for the year	83.5	115.5	186.7	240.7	164.4
Income tax expenses	37.1	27.8	30.5	47.2	44.0
Depreciation and amortization	182.2	171.4	182.1	142.7	116.3
Interest expense, net	3.0	5.5	6.8	5.0	9.4
EBITDA	305.8	320.2	406.1	435.6	334.1
Impairment losses	15.2	51.4	13.5	-14.9	8.0
Other operating expense (income), net, excluding depreciation and amortization	17.0	-78.3	-61.1	-118.0	-31.6
Finance expense (income), net, excluding interest income and expense, net	7.3	5.4	-14.4	-4.0	22.7
Share of loss on investments accounted for under the equity method	—	1.5	32.2	33.3	44.0
Other adjustments:					
Loss on deconsolidation	6.3	—	—	—	—
Transaction costs related to the acquisition of ARIAD	—	3.2	—	—	—
Impact on profit related to fair value step up of inventory in ARIAD acquisition	—	—	1.4	1.1	—
Acquisition costs related to Shire	—	—	—	—	11.0
Adjusted EBITDA	351.6	303.4	377.7	333.2	388.1

25

Underlying revenue of Growth Drivers

(Bn yen)	FY2017 YTD	FY2018 YTD	vs. PY	
ENTYVIO	143.9	194.4	+50.5	+35.1%
TAKECAB	37.5	44.4	+6.9	+18.5%
DEXILANT	49.4	53.0	+3.7	+7.4%
ALOFISEL	—	0.0	+0.0	NA
AMITIZA	25.3	24.5	-0.8	-3.3%
LANSOPRAZOLE	27.3	19.6	-7.7	-28.3%
GI*	**283.3**	**335.9**	**+52.6**	**+18.6%**
NINLARO	32.8	44.8	+12.0	+36.6%
ICLUSIG	16.3	20.5	+4.2	+26.0%
ADCETRIS	28.5	33.5	+5.0	+17.7%
VECTIBIX	15.0	16.2	+1.2	+8.2%
LEUPRORELIN	83.5	84.8	+1.2	+1.5%
ALUNBRIG	1.4	3.6	+2.1	NA
VELCADE	101.5	95.1	-6.4	-6.3%
Oncology	**278.9**	**298.4**	**+19.4**	**+7.0%**
TRINTELLIX	35.3	42.2	+6.9	+19.5%
ROZEREM	12.7	14.5	+1.8	+14.1%
COPAXONE	0.6	0.7	+0.1	+10.8%
REMINYL	12.8	13.0	+0.1	+1.0%
AZILECT	—	0.5	+0.5	NA
Neuroscience	**61.6**	**70.9**	**+9.4**	**+15.2%**

* Sales of pantoprazole is not included in GI. As it is a key driver in emerging markets, its sales is included in the 4th Growth Driver, EM.

Note: Effective from FY2018, sales of certain products in Japan are now disclosed on a net basis, deducting items such as discounts and rebates, in alignment with the global managerial approach applied to individual product sales. The change in disclosure of individual product sales has been revised retrospectively, with prior year figures reclassified on a net basis to enable year-on-year comparisons. This reclassification has no impact on Takeda's financial statements and does not represent a correction of prior year figures.

26

FY2018 YTD reported income statement

(Bn yen)	FY2017 YTD	FY2018 YTD	vs. PY	
Revenue	**1,369.6**	**1,380.0**	**+10.4**	**+ 0.8%**
Gross Profit	**984.5**	**1,010.2**	**+25.6**	**+ 2.6%**
% of revenue	71.9%	73.2%		+1.3pp
SG&A	-456.3	-447.7	+8.7	- 1.9%
R&D	-236.7	-228.9	+7.8	- 3.3%
Non-recurring Items	***1.1***	***11.0***		
Core Earnings	***292.7***	***344.6***	***+51.9***	***+ 17.7%***
Amortization and impairment of intangibles	-86.3	-79.4	+7.0	- 8.1%
Other income/expenses	117.1	30.2	-86.9	- 74.2%
Non-recurring Items (reversal)	***-1.1***	***-11.0***		
Operating Profit	**322.3**	**284.4**	**-37.9**	**- 11.7%**
% of revenue	23.5%	20.6%		-2.9pp
Financial income/expenses	-1.1	-32.1	-31.0	NA
Equity income/loss	-33.3	-44.0	-10.6	+ 31.8%
Profit Before Tax	**287.9**	**208.4**	**-79.5**	**- 27.6%**
Income tax	-47.2	-44.0	+3.2	- 6.7%
Non-controlling interests	0.2	0.1	-0.1	- 62.9%
Net Profit	**240.9**	**164.4**	**-76.5**	**- 31.7%**
EPS	**309 yen**	**210 yen**	**- 99 yen**	**- 32.0%**

27

FY2018 Q3 reported income statement

(Bn yen)	FY2017 Q3	FY2018 Q3	vs. PY	
Revenue	**488.2**	**499.4**	**+11.3**	**+ 2.3%**
Gross Profit	**345.9**	**360.9**	**+15.0**	**+ 4.3%**
% of revenue	70.9%	72.3%		+1.4pp
SG&A	-159.1	-153.9	+5.2	- 3.3%
R&D	-81.6	-77.5	+4.1	- 5.0%
Non-recurring Items	***0.4***	***3.1***		
Core Earnings	***105.6***	***132.6***	***+27.0***	***+ 25.6%***
Amortization and impairment of intangibles	-29.5	-31.1	-1.6	+ 5.6%
Other income/expenses	12.2	14.0	+1.9	+ 15.3%
Non-recurring Items (reversal)	***-0.4***	***-3.1***		
Operating Profit	**87.9**	**112.5**	**+24.5**	**+ 27.9%**
% of revenue	18.0%	22.5%		+4.5pp
Financial income/expenses	0.8	-16.9	-17.7	NA
Equity income/loss	-33.8	-48.0	-14.1	+ 41.8%
Profit Before Tax	**54.9**	**47.6**	**-7.3**	**- 13.3%**
Income tax	13.1	-9.7	-22.9	NA
Non-controlling interests	0.1	-0.1	-0.2	NA
Net Profit	**68.1**	**37.8**	**-30.3**	**- 44.5%**
EPS	**87 yen**	**48 yen**	**- 39 yen**	**- 44.8%**

28

Bridge from Reported Revenue to Underlying Revenue

	Q3				YTD			
(Bn yen)	FY2017	FY2018	vs. PY		FY2017	FY2018	vs. PY	
Revenue	**488.2**	**499.4**	**+11.3**	**+ 2.3%**	**1,369.6**	**1,380.0**	**+10.4**	**+ 0.8%**
FX effects*	-14.1	-8.8	+5.3	+1.2pp	-28.7	-14.6	+14.1	+1.1pp
Revenue excluding FX effects*	474.0	490.6	+16.5	+ 3.5%	1,340.8	1,365.4	+24.5	+ 1.8%
Divestitures**	-11.3	—	+11.3	+2.5pp	-45.8	-7.9	+37.9	+3.0pp
LLPs sold to Teva JV	-1.8	—	+1.8	+0.4pp	-18.6	—	+18.6	+1.5pp
TAK-935	—	—	—	—	-3.5	—	+3.5	+0.3pp
Multilab	-0.9	—	+0.9	+0.2pp	-3.3	-1.1	+2.2	+0.2pp
Techpool	-4.8	—	+4.8	+1.1pp	-13.4	-6.6	+6.8	+0.5pp
Others	-3.8	—	+3.8	+0.8pp	-6.9	-0.2	+6.7	+0.5pp
Underlying Revenue	**462.8**	**490.6**	**+27.8**	**+ 6.0%**	**1,295.0**	**1,357.5**	**+62.4**	**+ 4.8%**

* FX adjustment applies FY2018 plan rate to both years (1USD=105 yen, 1EUR=130 yen)
** Divestitures adjustments in FY2017, mainly include one-time gain from the 7 LLPs sold to the JV with Teva in May 2017, and in FY2018, mainly include Multilab and Techpool revenue.
Note: See reported to core, core to underlying reconciliation Excel sheet uploaded onto the website.

29

Bridge from Operating Profit to Underlying Core Earnings

	Q3				YTD			
(Bn yen)	FY2017	FY2018	vs. PY		FY2017	FY2018	vs. PY	
Operating Profit	**87.9**	**112.5**	**+24.5**	**+ 27.9%**	**322.3**	**284.4**	**-37.9**	**- 11.7%**
Amortization and impairment of intangibles	29.5	31.1	+1.6	-1.5pp	86.3	79.4	-7.0	-2.3pp
Shire integration costs (Other expenses)	—	11.0	+11.0	-10.3pp	—	14.1	+14.1	+4.6pp
Other income/expenses	-12.2	-25.0	-12.8	+12.0pp	-117.1	-44.3	+72.8	+23.9pp
Non-recurring items (Shire acquisition costs)	—	3.1	+3.1	-2.9pp	—	11.0	+11.0	+3.6pp
Non-recurring items (Others)	0.4	—	-0.4	+0.4pp	1.1	—	-1.1	-0.4pp
Core Earnings	**105.6**	**132.6**	**+27.0**	**+ 25.6%**	**292.7**	**344.6**	**+51.9**	**+ 17.7%**
FX effects*	-4.3	-0.8	+3.5	+4.5pp	-9.9	-0.9	+9.0	+4.1pp
Divestitures**	-2.3	—	+2.3	+3.0pp	-23.0	0.1	+23.1	+10.5pp
LLPs sold to Teva JV	-0.1	—	+0.1	+0.2pp	-16.9	—	+16.9	+7.7pp
TAK-935	—	—	—	—	-3.5	—	+3.5	+1.6pp
Multilab	0.3	—	-0.3	-0.4pp	0.7	-0.1	-0.8	-0.4pp
Techpool	-0.3	—	+0.3	+0.4pp	-0.5	0.5	+1.0	+0.5pp
Others	-2.2	—	+2.2	+2.9pp	-2.7	-0.2	+2.6	+1.2pp
Underlying Core Earnings	**99.0**	**131.8**	**+32.8**	**+ 33.1%**	**259.8**	**343.8**	**+83.9**	**+ 32.3%**

* FX adjustment applies FY2018 plan rate to both years (1USD=105 yen, 1EUR=130 yen)
** Divestitures adjustments in FY2017, mainly include one-time gain from the 7 LLPs sold to the JV with Teva in May 2017, and in FY2018, mainly include Multilab and Techpool profits/losses.
Note: See reported to core, core to underlying reconciliation Excel sheet uploaded onto the website.

30

Bridge from Net Profit to Underlying Core Net Profit

(Bn yen)	Q3 FY2017	Q3 FY2018	Q3 vs. PY		YTD FY2017	YTD FY2018	YTD vs. PY	
Net Profit	**68.1**	**37.8**	**-30.3**	**- 44.5%**	**240.9**	**164.4**	**-76.5**	**- 31.7%**
EPS	***87 yen***	***48 yen***	***- 39 yen***	***- 44.8%***	***309 yen***	***210 yen***	***- 99 yen***	***- 32.0%***
Amortization and impairment of intangibles	21.2	23.9	+2.7	+3.8pp	61.3	60.6	-0.8	-0.3pp
Shire integration costs (Other expenses)	—	8.5	+8.5	+12.0pp	—	11.0	+11.0	+4.7pp
Other income/expenses	-8.6	-17.2	-8.6	-12.2pp	-78.6	-34.5	+44.1	+19.1pp
Shire acquisition costs	—	3.1	+3.1	+4.3pp	—	11.0	+11.0	+4.7pp
Shire acquisition financial expenses	—	6.5	+6.5	+9.1pp	—	12.6	+12.6	+5.4pp
Other exceptional gains and losses	-4.7	35.2	+40.0	+56.1pp	-6.2	37.8	+44.0	+19.0pp
Core Net Profit	**76.0**	**97.7**	**+21.8**	**+ 28.6%**	**217.5**	**262.9**	**+45.4**	**+ 20.9%**
FX effects*	-2.0	1.5	+3.5	+5.7pp	-3.4	3.0	+6.3	+3.7pp
Divestitures**	-1.1	0.4	+1.5	+2.4pp	-15.2	1.0	+16.2	+9.5pp
Underlying Core Net Profit	**72.8**	**99.6**	**+26.8**	**+ 36.8%**	**198.9**	**266.9**	**+67.9**	**+ 34.2%**
Underlying Core EPS	***93 yen***	***127 yen***	***+ 34 yen***	***+ 36.8%***	***255 yen***	***342 yen***	***+ 87 yen***	***+ 34.2%***

* FX adjustment applies FY2018 plan rate to both years (1USD=105 yen, 1EUR=130 yen)
** Divestitures adjustments in FY2017, mainly include one-time gain from the 7 LLPs sold to the JV with Teva in May 2017, and in FY2018, mainly include Multilab and Techpool profits/losses.
Note: See reported to core, core to underlying reconciliation Excel sheet uploaded onto the website.

31

FY2018 YTD underlying income statement

Takeda

(Bn yen)	FY2017 YTD	FY2018 YTD	vs. PY	
Underlying Revenue	**1,295.0**	**1,357.5**	**+62.4**	**+ 4.8%**
Underlying Gross Profit	**925.8**	**991.9**	**+66.1**	**+ 7.1%**
% of revenue	71.5%	73.1%		+1.6pp
SG&A	-438.9	-427.6	+11.4	- 2.6%
R&D	-227.0	-220.6	+6.5	- 2.8%
Underlying Core Earnings	**259.8**	**343.8**	**+83.9**	**+ 32.3%**
% of revenue	20.1%	25.3%		+5.3pp
Financial income/expenses	-5.9	-8.8	-2.9	+ 49.0%
Equity income/loss	5.7	8.2	+2.5	+ 44.0%
Underlying Core Profit Before Tax	**259.6**	**343.2**	**+83.6**	**+ 32.2%**
Income tax	-60.3	-76.0	-15.7	+ 26.1%
Non-controlling interests	-0.4	-0.3	+0.1	- 26.7%
Underlying Core Net Profit	**198.9**	**266.9**	**+67.9**	**+ 34.2%**
Underlying Core EPS	**255 yen**	**342 yen**	**+87 yen**	**+ 34.2%**

32

FY2018 Q3 underlying income statement

(Bn yen)	FY2017 Q3	FY2018 Q3	vs. PY	
Underlying Revenue	**462.8**	**490.6**	**+27.8**	**+ 6.0%**
Underlying Gross Profit	**328.5**	**353.8**	**+25.3**	**+ 7.7%**
% of revenue	71.0%	72.1%		+1.1pp
SG&A	-151.7	-148.3	+3.4	- 2.2%
R&D	-77.8	-73.6	+4.2	- 5.4%
Underlying Core Earnings	**99.0**	**131.8**	**+32.8**	**+ 33.1%**
% of revenue	21.4%	26.9%		+5.5pp
Financial income/expenses	-2.5	-6.0	-3.5	NA
Equity income/loss	3.0	2.4	-0.6	- 21.3%
Underlying Core Profit Before Tax	**99.5**	**128.1**	**+28.6**	**+ 28.7%**
Income tax	-26.5	-28.4	-1.9	+ 7.1%
Non-controlling interests	-0.2	-0.1	+0.1	- 36.2%
Underlying Core Net Profit	**72.8**	**99.6**	**+26.8**	**+ 36.8%**
Underlying Core EPS	**93 yen**	**127 yen**	**+34 yen**	**+ 36.8%**

33

Net debt/EBITDA ratio improved to 1.6x; non-core asset disposals generated 72.9 Bn yen

Takeda

(Bn yen)	FY2017 YTD	FY2018 YTD	vs. PY	
Operating Free Cash Flow	152.1	121.4	-30.7	-20.2%
Sale of Wako shares	84.5	–		
Sale of Techpool and Multilab shares	–	27.5	72.9	
Sale of other shareholdings[1]	21.5	39.3		
Real estate disposals[1]	36.9	6.1		
Dividend	-135.4	-135.8		
Bridge and term loan facilities, etc. - Shire acquisition	–	-19.5		
Bond interest - Shire acquisition	–	–		
Others	-38.8	-35.8		
Net increase (decrease) in cash	120.8	3.4	-117.4	-97.2%

(Bn yen)	FY2017 Q4	FY2018 Q3	vs. PY	
Cash and cash equivalents[2]	294.5	297.9	-339.9	-53.3%
Debt[3]	-985.7	-2,548.8	-1,563.1	NA
Net cash (debt)	-691.1	-2,250.9	-1,559.8	NA
Gross debt/Adjusted EBITDA ratio	2.6 x	5.9 x	+3.3	
Net debt/Adjusted EBITDA ratio (including cash in escrow)	1.8 x	NOTE 1.6 x	-0.2	
Adjusted EBITDA[4]	377.7	432.6	+84.1	+14.5%

[1] FY2018 disposal objective: ~110 Bn yen in total [2] Includes short-term investments which mature or become due within one year from the reporting date
[3] Bonds and loans of current and non-current liabilities [4] Please see slides 24-25 for details.

NOTE: FY2018 Q3 debt includes new bonds (€7.5 Bn and $5.5 Bn) relating to the Shire acquisition financing; as of December 31, 2018, the cash received from the bond issuance (1,553.9 Bn yen) remains in escrow. 1.6x includes 1,553.9Bn yen of the cash received in escrow as part of the net debt calculation.

34

FY2018 YTD Teva JV impact

(Bn yen)	FY2017 YTD	FY2018 YTD	vs. PY
Revenue	**15.3**	**0.9**	**-14.4**
Sale of additional 7 LLPs*	14.5	–	-14.5
Deferred gain of 7 LLPs*	0.8	0.9	+0.1
Core Earnings	**15.3**	**0.9**	**-14.4**
Other income	**26.3**	**29.7**	**+3.3**
Deferred gain (amortization)**	4.6	3.4	-1.2
Deferred gain (impairment)***	21.7	26.3	+4.6
Operating Profit	**41.7**	**30.6**	**-11.1**
Equity income/loss	**-33.5**	**-42.9**	**-9.4**
Amortization of LLPs	-3.4	-2.7	+0.7
Impairment of LLPs and Generic Businesses	-35.7	-49.4	-13.7
Normal business	5.6	9.2	+3.6
Profit Before Tax	**8.1**	**-12.4**	**-20.5**

* Total sales price of 28.5 Bn yen for additional 7 LLPs. 51% (14.5 Bn yen) recognized as revenue in May 2017. Remaining 49% deferred over 12 years.
** 51% (102.9 Bn yen) value of transferred asset recognized as other operating income in April 2016 for the LLPs business transfer to Teva JV. Remaining 49% deferred over 15 years.
*** Recognition of deferred gain accelerated due to impairment of LLPs business at Teva JV.

35

Glossary of Abbreviations

AD	Alzheimer's disease
ADC	antibody drug conjugate
ADHD	attention deficit hyperactivity disorder
ALK	anaplastic lymphoma kinase
ALS	amyotrophic lateral sclerosis
AML	acute myeloid leukemia
AMR	antibody mediated rejection
ASCT	autologous stem cell transplant
ARD	acid-related diseases
BTK	Bruton's tyrosine kinase
BBB	blood brain barrier
BOS	budesonide oral suspension
CAR-T	Chimeric antigen receptor-T
CD	Crohn's disease
CHAWI	congenital hemophilia A with inhibitors
CIAS	cognitive impairment associated with schizophrenia
CIC	chronic idiopathic constipation
CIDP	chronic inflammatory demyelinating polyradiculoneuropathy
CML	chronic myeloid leukemia
CMML	chronic myelomonocytic leukemia
CSF	cerebrospinal fluid
CNS	central nervous system
CRL	complete response letter
CTCL	cutaneous T-cell lymphoma
CTTP	congenital thrombotic thrombocytopenic purpura
DAAO	D-amino acid oxidase
DED	dry eye disease
DLBCL	diffuse large B-cell lymphoma
DM	diabetes mellitus
DU	duodenal ulcer
Dx	diagnosis
EE H	erosive esophagitis healing
EE M	erosive esophagitis maintenance
EFI	enteral feeding intolerance
EGFR	epidermal growth factor receptor
EOE	eosinophilic esophagitis
ESCC	esophageal squamous-cell carcinoma
FL	front line
FLT-3	FMS-like tyrosine kinase 3
FSI	first subject in
GCC	guanylyl cyclase C
GERD	gastroesophageal reflux disease
GI	gastrointestinal
GnRH	gonadotropin-releasing hormone
GU	gastric ulcer
GvHD	graft versus host disease
HAE	hereditary angioedema
H2H	head to head
HCC	hepatocellular carcinoma
HemA	hemophilia A
HER2	human epidermal growth factor receptor 2
HL	Hodgkin's lymphoma
HR MDS	high-risk myelodysplastic syndromes
IBD	inflammatory bowel disease
IBS-C	irritable bowel syndrome with constipation
IND	investigational new drug
I/O	immuno-oncology
IV	intravenous
iPSC	induced pluripotent stem cells
LBD	Lewy body dementia
LB AML	low-blast acute myeloid leukemia
LSD1	Lysine specific demethylase 1
LCM	lifecycle management
mAb	monoclonal antibody
MAOB	monoamine oxidase B
MLD	metachromatic leukodystrophy
NAE	NEDD8 activating enzyme
NASH	non-alcoholic steatohepatitis
ND	newly diagnosed
NDA	new drug application
Neg	negative
NERD	non-erosive reflux disease
NF	new formulation
NK	natural killer
NME	new molecular entity
NSCLC	non-small cell lung cancer
NSCT	non stem cell transplant
NS	negative symptoms
OIC	opioid induced constipation
ORR	overall response rate
PARP	poly (ADP-ribose) polymerase
PBS	phosphate buffered saline
PCAB	potassium competitive acid blocker
PFIC	progressive familial intrahepatic cholestasis
Ph+ ALL	Philadelphia chromosome-positive acute lymphoblastic leukemia
PID	primary immunodeficiency
PPI	proton pump inhibitor
PK	pharmacokinetics
POC	proof of concept
POI	post-operative ileus
PTCL	peripheral T-cell lymphoma
R/R	relapsed/refractory
RA	rheumatoid arthritis
RCC	renal cell cancer
RTK	receptor tyrosine kinase
sALCL	systemic anaplastic large cell lymphoma
SBS	short bowel syndrome
SC	subcutaneous formulation
SCT	stem cell transplant
SCZ	schizophrenia
SLE	systemic lupus erythematosus
sq	squamous
SR	steroid refractory
SR-GvHD	steroid refractory acute graft vs host disease
STING	stimulator of interferon genes
SUMO	small ubiquitin-related modifier
SYK	spleen tyrosine kinase
TESD	treatment emergent sexual dysfunction

36

Better Health, Brighter Future

Takeda Pharmaceutical Company Limited (TSE code 4502)

Contact: Global Finance, IR

TEL: +81-3-3278-2306

https://www.takeda.com/

Quarterly Announcements / Presentations

https://www.takeda.com/investors/reports/

Important Notice

For the purposes of this notice, “Databook” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding Databook. This Databook (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this Databook. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This Databook is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.

Unless specified otherwise, no statement in this Databook (including any statement of estimated synergies) is intended as a profit forecast or estimate for any period and no statement in this Databook should be interpreted to mean that earnings or earnings per share for Takeda for the current or future financial years would necessarily match or exceed the historical published earnings per share for Takeda.

The companies in which Takeda directly and indirectly owns investments are separate entities. In this Databook, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements

This Databook and any materials distributed in connection with this Databook may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward looking statements often include the words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or words or terms of similar substance or the negative thereof. Any forward-looking statements in this document are based on the current assumptions and beliefs of Takeda in light of the information currently available to it. Such forward-looking statements do not represent any guarantee by Takeda or its management of future performance and involve known and unknown risks, uncertainties and other factors, including but not limited to: the economic circumstances surrounding Takeda’s business, including general economic conditions in Japan, the United States and worldwide; competitive pressures and developments; applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; changes in exchange rates; claims or concerns regarding the safety or efficacy of marketed products or products candidates; and post-merger integration with acquired companies, any of which may cause Takeda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. For more information on these and other factors which may affect Takeda’s results, performance, achievements, or financial position, see “Item 3. Key Information – D. Risk Factors” in Takeda’s Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Neither Takeda nor its management gives any assurances that the expectations expressed in these forward-looking statements will turn out to be correct, and actual results, performance or achievements could materially differ from expectations. Persons receiving this Databook should not place undue reliance on forward looking statements. Takeda undertakes no obligation to update any of the forward-looking statements contained in this Databook or any other forward-looking statements it may make. Past performance is not an indicator of future results and the results of Takeda in this Databook may not be indicative of, and are not an estimate, forecast or projection of Takeda’s future results.

While Takeda plans to announce an earnings forecast which includes an estimated financial impact of the Shire acquisition once a reasonable financial estimate is determined, the consideration of the asset valuation as well as purchase price allocation, schedule and manner of amortization and depreciation for the business combination accounting will require more time. It is also difficult to estimate the effect on profit and loss since the completion of the acquisition to the end of the consolidated accounting period, nor the acquisition related costs for the full fiscal year with a reasonable level of accuracy at this time. Considering the sizable effect on the business results due to the acquisition, Takeda is not furnishing a new consolidated forecast in a provisional or partial way at this time. It is our objective to disclose a Shire acquisition post-close consolidated business forecast for the fiscal year once a holistic and reasonable earnings forecast can be determined.

Certain Non-IFRS Financial Measures

This Databook includes certain IFRS financial measures not presented in accordance with International Financial Reporting Standards (“IFRS”), including Underlying Revenue, Core Earnings, Underlying Core Earnings, Core Net Profit, Underlying Core Net Profit, Underlying Core EPS, Net Debt, EBITDA, Adjusted EBITDA and Operating Free Cash Flow. Takeda’s management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this Databook. These non-IFRS measures exclude certain income, cost and cash flow items which are included in, or are calculated differently from, the most closely comparable measures presented in accordance with IFRS. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda’s performance, core results and underlying trends. Takeda’s non-IFRS measures are not prepared in accordance with IFRS and such non-IFRS measures should be considered a supplement to, and not a substitute for, measures prepared in accordance with IFRS (which we sometimes refer to as “reported” measures). Investors are encouraged to review the reconciliation of non-IFRS financial measures to their most directly comparable IFRS measures.

Further information on certain of Takeda’s Non-IFRS measures is posted on Takeda’s investor relations website at https://www.takeda.com/investors/reports/quarterly-announcements/quarterly-announcements-2018/

Medical information

This Databook contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

Contents

I. Financial Results	1
1. Revenue by Region	1
◆ Consolidated Revenue	1
◆ Consolidated Prescription Drugs Revenue	1
◆ Prescription Drugs: Global major products’ sales	3
2. Exchange Rate	6

II. Pipeline	7
1. Development Activities	7-11
⬛ Oncology	7
⬛ Gastroenterology	8
⬛ Neuroscience	9
⬛ Rare Diseases	10
⬛ Plasma-Derived Therapies	11
⬛ Vaccines	11
⬛ Ophthalmology	11
2. Recent progress in stage	12
3. Discontinued projects	12
4. Exploring Alternative Value Creation	13
5. Main Research & Development collaborations	14-17
⬛ Oncology	14
⬛ Gastroenterology	14
⬛ Neuroscience	15
⬛ Rare Diseases	15
⬛ Plasma-Derived Therapies	16
⬛ Vaccines	16
⬛ Other / Multiple Therapeutic Area	17
⬛ Completed Partnerships	18
⬛ Clinical study protocol summaries	18

Appendix	19
◆ Prescription Drugs: US major products’ sales (in US$)	19
◆ Prescription Drugs: Japan major products’ sales	21
◆ Consumer Healthcare: Japan major products’ sales	23
◆ Underlying Core Reconciliation – FY2018 YTD & FY2017 YTD	25
◆ Underlying Core Reconciliation – FY2018 Q3 & FY2017 Q3	26
◆ Reconciliation from net profit to EBITDA / Adjusted EBITDA	27

I. Financial Results

1. Revenue by Region

◆ Consolidated Revenue

											(Billion JPY)

	FY15		FY16		FY17		FY17 Q3 YTD		FY18 Q3 YTD		YOY
Total revenue	1,807.4		1,732.1		1,770.5		1,369.6		1,380.0		10.4		0.8%

Japan	688.1		655.3		580.3		463.2		444.0		-19.2		-4.1%
<% of revenue>	<38.1	%>	<37.8	%>	<32.8	%>	<33.8	%>	<32.2	%>	<-1.6pt	>

United States	514.4		520.2		598.3		463.0		495.3		32.3		7.0%
<% of revenue>	<28.5	%>	<30.0	%>	<33.8	%>	<33.8	%>	<35.9	%>	<2.1pt	>

Europe and Canada	309.3		279.7		313.7		233.7		244.9		11.1		4.8%
<% of revenue>	<17.1	%>	<16.1	%>	<17.7	%>	<17.1	%>	<17.7	%>	<0.7pt	>

Emerging Markets	295.6		276.9		278.1		209.6		195.7		-13.8		-6.6%
<% of revenue>	<16.4	%>	<16.0	%>	<15.7	%>	<15.3	%>	<14.2	%>	<-1.1pt	>

Russia/CIS	61.8		57.5		68.2		56.0		44.3		-11.7		-20.9%
<% of revenue>	<3.4	%>	<3.3	%>	<3.9	%>	<4.1	%>	<3.2	%>	<-0.9pt	>
Latin America	68.4		72.5		75.7		56.1		54.5		-1.5		-2.8%
<% of revenue>	<3.8	%>	<4.2	%>	<4.3	%>	<4.1	%>	<4.0	%>	<-0.1pt	>
Asia	126.0		112.8		104.0		77.3		75.9		-1.5		-1.9%
<% of revenue>	<7.0	%>	<6.5	%>	<5.9	%>	<5.6	%>	<5.5	%>	<-0.1pt	>
Other	39.4		34.0		30.2		20.2		21.1		0.9		4.3%
<% of revenue>	<2.2	%>	<2.0	%>	<1.7	%>	<1.5	%>	<1.5	%>	<0.1pt	>

Of which royalty / service income	56.5		60.1		76.7		61.0		46.6		-14.4		-23.6%

*1	Revenue amount is classified into countries or regions based on the customer location.
*2	Other region includes Middle East, Oceania and Africa.

◆ Consolidated Prescription Drugs Revenue

								(Billion JPY)

	FY15	FY16	FY17	FY17 Q3 YTD	FY18 Q3 YTD	YOY		Underlying Growth
Total prescription drugs revenue	1,648.7	1,568.9	1,691.5	1,305.9	1,330.4	24.5	1.9%	6.2%

Japan	541.7	504.7	501.4	399.5	394.5	-5.0	-1.3%	4.9%
United States	511.0	516.7	598.3	463.0	495.3	32.3	7.0%	8.5%
Europe and Canada	305.6	276.0	313.7	233.7	244.9	11.1	4.8%	4.9%
Emerging Markets	290.4	271.5	278.1	209.6	195.7	-13.9	-6.6%	5.1%

Russia/CIS	61.8	57.5	68.2	56.0	44.3	-11.7	-20.9%	-13.7%
Russia	43.5	41.9	51.3	42.5	33.9	-8.6	-20.3%	-11.7%
Latin America	68.2	72.5	75.7	56.1	54.5	-1.6	-2.9%	19.6%
Brazil	38.1	39.0	46.2	34.0	34.0	-0.0	-0.1%	26.9%
Asia	121.2	107.8	104.0	77.3	75.9	-1.5	-1.9%	8.2%
China	66.0	57.6	49.6	36.9	34.9	-2.0	-5.4%	19.5%
Other	39.2	33.7	30.2	20.2	21.1	0.9	4.3%	11.9%

Of which royalty / service income	55.8	59.5	76.2	60.6	46.2	-14.4	-23.8%	14.2%

Japan	6.6	18.7	31.3	24.3	16.5	-7.8	-32.2%	68.2%
Overseas	49.3	40.9	44.9	36.3	29.7	-6.6	-18.2%	-3.5%

Ratio of overseas prescription drugs revenue	67.1%	67.8%	70.4%	69.4%	70.3%	0.9pt

*1	Revenue amount is classified into countries or regions based on the customer location.
*2	Other region includes Middle East, Oceania and Africa.

◆ Consolidated Revenue (Quarterly)

															(Billion JPY)

	FY17								FY18
	Q1		Q2		Q3		Q4		Q1		YOY	Q2		YOY	Q3		YOY	Q4	YOY
Total revenue	448.2		433.2		488.2		401.0		449.8		0.4%	430.8		-0.6%	499.4		2.3%

Japan	160.3		134.7		168.2		117.1		144.3		-10.0%	130.0		-3.5%	169.8		0.9%
<% of revenue>	<35.8	%>	<31.1	%>	<34.5	%>	<29.2	%>	<32.1	%>		<30.2	%>		<34.0	%>
United States	148.6		153.2		161.3		135.3		161.1		8.4%	160.0		4.4%	174.3		8.1%
<% of revenue>	<33.1	%>	<35.4	%>	<33.0	%>	<33.7	%>	<35.8	%>		<37.1	%>		<34.9	%>
Europe and Canada	73.6		75.4		84.8		80.0		79.1		7.5%	79.5		5.5%	86.3		1.7%
<% of revenue>	<16.4	%>	<17.4	%>	<17.4	%>	<19.9	%>	<17.6	%>		<18.5	%>		<17.3	%>
Emerging Markets	65.8		69.9		73.9		68.5		65.4		-0.7%	61.3		-12.3%	69.1		-6.5%
<% of revenue>	<14.7	%>	<16.1	%>	<15.1	%>	<17.1	%>	<14.5	%>		<14.2	%>		<13.8	%>
Russia/CIS	17.0		18.1		20.9		12.3		14.1		-17.1%	13.4		-26.1%	16.8		-19.5%
<% of revenue>	<3.8	%>	<4.2	%>	<4.3	%>	<3.1	%>	<3.1	%>		<3.1	%>		<3.4	%>
Latin America	17.0		19.1		20.0		19.6		18.5		9.2%	16.2		-15.3%	19.8		-0.8%
<% of revenue>	<3.8	%>	<4.4	%>	<4.1	%>	<4.9	%>	<4.1	%>		<3.8	%>		<4.0	%>
Asia	25.2		24.0		28.1		26.7		26.9		6.9%	25.0		4.1%	24.0		-14.9%
<% of revenue>	<5.6	%>	<5.5	%>	<5.8	%>	<6.7	%>	<6.0	%>		<5.8	%>		<4.8	%>
Other	6.6		8.7		4.9		10.0		5.8		-12.1%	6.8		-22.2%	8.5		74.1%
<% of revenue>	<1.5	%>	<2.0	%>	<1.0	%>	<2.5	%>	<1.3	%>		<1.6	%>		<1.7	%>

Of which royalty income and service income	30.3		12.8		17.9		15.7		13.0		-57.1%	11.9		-7.4%	21.7		21.6%

*1   Revenue amount is classified into countries or regions based on the customer location.

*2   Other region includes Middle East, Oceania and Africa.

◆ Consolidated Prescription Drugs Revenue (Quarterly)

															(Billion JPY)

	FY17								FY18
	Q1		Q2		Q3		Q4		Q1		YOY	Q2		YOY	Q3		YOY	Q4	YOY
Total prescription drugs revenue	427.2		411.2		467.4		385.7		434.5		1.7%	413.6		0.6%	482.3		3.2%

Japan	139.3		112.7		147.5		101.9		129.0		-7.4%	112.8		0.1%	152.7		3.5%
United States	148.6		153.2		161.3		135.3		161.1		8.4%	160.0		4.4%	174.3		8.1%
Europe and Canada	73.6		75.4		84.8		80.0		79.1		7.5%	79.5		5.5%	86.3		1.7%
Emerging Markets	65.8		69.9		73.9		68.5		65.4		-0.7%	61.3		-12.3%	69.0		-6.6%

Russia/CIS	17.0		18.1		20.9		12.3		14.1		-17.1%	13.4		-26.1%	16.8		-19.5%
Russia	12.5		13.8		16.3		8.8		10.5		-16.3%	10.3		-25.5%	13.2		-18.9%
Latin America	17.0		19.1		20.0		19.6		18.5		9.2%	16.1		-15.5%	19.8		-1.0%
Brazil	10.0		12.0		12.1		12.2		11.8		18.5%	10.1		-15.6%	12.1		0.0%
Asia	25.2		24.0		28.1		26.7		26.9		6.9%	25.0		4.1%	24.0		-14.9%
China	12.3		10.3		14.2		12.7		14.0		13.4%	12.0		16.4%	8.9		-37.4%
Other	6.6		8.7		4.9		10.0		5.8		-12.0%	6.8		-22.2%	8.5		74.1%

Of which royalty income and service income	30.2		12.7		17.7		15.6		12.9		-57.3%	11.7		-7.6%	21.5		21.5%

Japan	18.1		2.5		3.7		7.0		3.2		-82.3%	2.9		16.7%	10.4		180.4%
Overseas	12.1		10.2		14.0		8.6		9.7		-19.8%	8.9		-13.4%	11.2		-20.4%

Ratio of overseas prescription drugs revenue	67.4%		72.6%		68.4%		73.6%		70.3%			72.7%			68.3%

*1 Revenue amount is classified into countries or regions based on the customer location. *2 Other region includes Middle East, Oceania and Africa.

◆ Prescription Drugs: Global major products’ sales *1

										(Billion JPY)

		Gross basis		Net basis
		FY15	FY16	FY17	FY17 Q3 YTD	FY18 Q3 YTD	YOY		FY18 Forecasts *3	FY18Q3 YTD Underlying Growth
Entyvio	Japan	—	—	—	—	0.5	0.5	—		—
	U.S.	63.1	99.6	133.6	100.6	136.9	36.4	36.2%		37.0%
	EUCAN	21.9	39.5	60.2	43.6	56.2	12.6	29.0%		28.5%
	EM	1.3	4.0	7.5	5.4	7.4	2.0	37.4%		48.4%

	Total	86.2	143.2	201.4	149.5	201.0	51.5	34.4%		35.1%

Velcade	U.S.	131.6	112.9	113.7	88.9	82.0	-6.9	-7.8%		-7.1%
	Other than U.S.	30.4	24.7	23.6	19.0	18.4	-0.7	-3.5%		-2.9%

	Total	162.0	137.6	137.3	107.9	100.3	-7.6	-7.0%		-6.3%

Leuprorelin	Japan	53.8	48.6	41.2	33.0	31.7	-1.3	-4.1%		-4.1%
	U.S.	17.3	18.3	19.7	15.1	16.9	1.8	11.9%		12.0%
	EUCAN	35.3	31.1	34.5	25.5	25.3	-0.2	-0.7%		-1.8%
	EM	18.0	16.3	12.7	9.5	10.7	1.2	12.6%		12.8%

	Total	124.4	114.2	108.1	83.2	84.6	1.5	1.8%		1.5%

Azilva	Japan	59.0	66.9	64.0	50.5	55.7	5.2	10.4%		10.4%

	Total	59.0	66.9	64.0	50.5	55.7	5.2	10.4%		10.4%

Pantoprazole	U.S.	13.6	10.1	7.2	6.1	4.1	-2.0	-33.4%		-32.6%
	EUCAN	43.4	30.5	30.6	23.2	21.1	-2.1	-8.9%		-9.9%
	EM	43.7	33.7	28.0	20.3	21.7	1.5	7.3%		10.7%

	Total	100.8	74.2	65.8	49.5	46.9	-2.6	-5.3%		-4.2%

Dexilant	U.S.	64.0	49.7	49.5	40.2	40.3	0.1	0.3%		0.9%
	EUCAN	5.4	5.7	6.4	4.7	5.5	0.8	16.6%		18.2%
	EM	5.7	7.3	9.9	7.2	9.1	1.9	26.5%		35.9%

	Total	75.1	62.6	65.7	52.1	54.9	2.8	5.4%		7.4%

Takecab	Japan	8.4	34.1	48.5	37.5	44.3	6.8	18.2%		18.2%

	Total	8.4	34.1	48.5	37.5	44.4	6.9	18.5%		18.5%

Nesina	Japan	36.9	32.9	26.6	21.5	22.2	0.7	3.4%		3.4%
	U.S.	5.3	5.2	6.0	4.8	4.6	-0.2	-3.7%		-3.1%
	EUCAN	3.5	6.1	9.0	6.5	8.1	1.7	25.9%		24.5%
	EM	3.3	4.9	8.6	5.8	7.5	1.8	30.7%		38.6%

	Total	48.9	49.1	50.2	38.4	42.4	4.0	10.4%		11.5%

Trintellix	U.S.	24.5	31.9	48.4	37.6	44.6	7.1	18.8%		19.5%

	Total	24.5	31.9	48.4	37.6	44.6	7.1	18.8%		19.5%

Uloric	U.S.	41.8	41.4	45.8	34.2	39.7	5.5	16.0%		17.0%
	EUCAN	0.7	0.7	0.8	0.6	0.6	-0.0	-0.1%		1.4%
	EM	—	0.1	0.3	0.2	0.2	0.0	7.9%		13.1%

	Total	42.5	42.2	46.8	35.0	40.5	5.5	15.7%		16.7%

Ninlaro	Japan	—	—	2.5	1.8	3.2	1.4	79.1%		79.1%
	U.S.	4.0	29.1	39.4	29.8	35.6	5.8	19.4%		20.3%
	EUCAN	—	0.2	4.0	2.7	6.0	3.3	124.8%		125.3%
	EM	0.0	0.1	0.6	0.3	1.6	1.4	—		—

	Total	4.1	29.4	46.4	34.5	46.5	11.9	34.5%		36.6%

Colcrys	U.S.	46.5	38.9	40.3	32.1	23.6	-8.5	-26.5%		-25.7%

	Total	46.5	38.9	40.3	32.1	23.6	-8.5	-26.5%		-25.7%

Adcetris	Japan	3.1	3.3	3.8	2.9	3.7	0.8	27.9%		27.9%
	Europe	17.4	17.5	20.1	15.3	16.2	1.0	6.3%		5.4%
	EM	7.2	9.3	14.3	10.6	12.1	1.6	14.8%		36.2%

	Total	27.6	30.1	38.5	28.9	32.0	3.1	10.9%		17.7%

Lansoprazole	Japan *[2]	41.3	8.1	4.6	3.6	2.5	-1.1	-31.5%		-18.9%
	U.S.	27.5	20.0	15.2	12.1	5.4	-6.7	-55.6%		-54.9%
	EUCAN	10.5	7.1	7.2	5.5	4.9	-0.6	-11.2%		-12.4%
	EM	10.2	9.2	9.7	7.2	7.0	-0.2	-2.7%		-2.6%

	Total	89.5	44.4	36.8	28.5	19.8	-8.7	-30.5%		-28.3%

Amitiza	U.S.	37.2	33.7	33.7	26.9	25.8	-1.1	-3.9%		-3.3%
	EUCAN	0.1	0.1	0.1	0.1	0.1	-0.0	-8.4%		-8.1%
	EM	—	0.0	0.0	0.0	0.0	0.0	57.7%		61.7%

	Total	37.3	33.8	33.8	26.9	25.9	-1.1	-3.9%		-3.3%

Iclusig	U.S.	—	2.7	20.4	15.4	19.2	3.8	24.7%		25.8%
	Other than U.S.	—	0.2	2.7	1.9	2.4	0.5	27.4%		28.1%

	Total	—	2.9	23.1	17.3	21.6	4.3	25.0%		26.0%

Alunbrig	U.S.	—	—	2.8	1.5	3.7	2.2	144.5%		145.8%
	EUCAN	—	—	—	—	0.0	0.0	—		—

	Total	—	—	2.8	1.5	3.8	2.3	149.7%		151.4%

U.S.: United States, EUCAN: Europe and Canada, EM: Emerging Markets

*1	Sales amount includes royalty income and service income.
*2	Products were transferred to the Joint Venture with Teva in Japan (monotherapy in April 2016 and fixed dose combinations in May 2017). Supply sales of these products to the JV is currently recognized.
*3	See page 6 for the profit forecast disclaimer.

 ± <10%        +10%~20%        +20%~30%        +>30%        -10%~20%        -20%~30%         - >30%

*4

Effective from FY2018, sales of certain products in Japan are now disclosed on a net basis, deducting items such as discounts and rebates, in alignment with the global managerial approach applied to individual product sales. The change in disclosure of individual product sales has been revised retrospectively, with prior year figures reclassified on a net basis to enable year-on-year comparisons. This reclassification has no impact on Takeda’s financial statements and does not represent a correction of prior year figures.

Gross basis: discounts and rebates are not deducted (except FY2016 Oncology products in Japan are on net basis)

Net basis: discounts and rebates are deducted

◆ Prescription Drugs: Global major products’ sales *1 (Quarterly)

		(Billion JPY)

		FY17 (Net basis)
		Q1	Q2	Q3	Q4
Entyvio	Japan	—	—	—	—
	U.S.	31.0	34.8	34.8	33.1
	EUCAN	13.5	14.4	15.7	16.6
	EM	1.4	1.9	2.0	2.2

	Total	45.9	51.1	52.6	51.8

Velcade	U.S.	30.7	29.5	28.7	24.8
	Other than U.S.	5.5	6.3	7.2	4.6

	Total	36.2	35.8	35.8	29.4

Leuprorelin	Japan	11.0	9.7	12.3	8.2
	U.S.	5.2	4.1	5.8	4.6
	EUCAN	8.1	8.6	8.8	8.9
	EM	3.0	3.2	3.3	3.2

	Total	27.3	25.6	30.2	24.9

Azilva	Japan	16.8	14.6	19.0	13.5

	Total	16.8	14.6	19.0	13.5

Pantoprazole	U.S.	1.9	2.2	2.1	1.2
	EUCAN	7.9	7.2	8.1	7.3
	EM	7.0	8.4	4.8	7.8

	Total	16.7	17.8	15.0	16.3

Dexilant	U.S.	12.8	13.3	14.1	9.3
	EUCAN	1.4	1.6	1.8	1.6
	EM	2.1	2.3	2.8	2.7

	Total	16.3	17.1	18.7	13.7

Takecab	Japan	11.3	11.0	15.1	11.0

	Total	11.3	11.0	15.1	11.0

Nesina	Japan	7.3	6.2	8.0	5.1
	U.S.	1.2	1.6	1.9	1.2
	EUCAN	2.0	2.0	2.5	2.6
	EM	1.4	2.1	2.2	2.9

	Total	11.9	11.9	14.6	11.8

Trintellix	U.S.	11.2	12.2	14.1	10.8

	Total	11.2	12.2	14.1	10.8

Uloric	U.S.	11.2	11.3	11.7	11.6
	EUCAN	0.2	0.2	0.2	0.2
	EM	0.1	0.1	0.1	0.1

	Total	11.4	11.6	12.0	11.8

Ninlaro	Japan	0.2	0.6	0.9	0.7
	U.S.	9.0	10.1	10.7	9.6
	EUCAN	0.6	0.9	1.1	1.3
	EM	0.1	0.1	0.1	0.3

	Total	10.0	11.7	12.8	11.9

Colcrys	U.S.	9.6	10.3	12.2	8.2

	Total	9.6	10.3	12.2	8.2

Adcetris	Japan	1.0	0.9	1.0	0.9
	Europe	4.7	5.2	5.4	4.8
	EM	3.6	3.4	3.5	3.7

	Total	9.3	9.7	9.9	9.6

Lansoprazole	Japan *2	1.5	1.0	1.1	1.0
	U.S.	3.8	3.7	4.7	3.1
	EUCAN	1.9	1.8	1.8	1.7
	EM	2.5	2.4	2.4	2.5

	Total	9.7	8.8	9.9	8.3

Amitiza	U.S.	8.6	8.8	9.4	6.9
	EUCAN	0.0	0.0	0.0	0.0
	EM	0.0	0.0	0.0	0.0

	Total	8.6	8.8	9.5	6.9

Iclusig	U.S.	4.7	5.0	5.8	5.0
	Other than U.S.	0.5	0.7	0.7	0.8

	Total	5.2	5.7	6.4	5.8

Alunbrig	U.S.	0.2	0.6	0.7	1.3
	EUCAN	—	—	—	—

	Total	0.2	0.6	0.7	1.3

U.S.: United States, EUCAN: Europe and Canada, EM: Emerging Markets

*1	Sales amount includes royalty income and service income.
*2	Products were transferred to the Joint Venture with Teva in Japan (monotherapy in April 2016 and fixed dose combinations in May 2017). Supply sales of these products to the JV is currently recognized.
*3

Effective from FY2018, sales of certain products in Japan are now disclosed on a net basis, deducting items such as discounts and rebates, in alignment with the global managerial approach applied to individual product sales. The change in disclosure of individual product sales has been revised retrospectively, with prior year figures reclassified on a net basis to enable year-on-year comparisons. This reclassification has no impact on Takeda’s financial statements and does not represent a correction of prior year figures.

Net basis: discounts and rebates are deducted

		(Billion JPY)

		FY18 (Net basis)
		Q1	YOY	Q2	YOY	Q3	YOY	Q4	YOY
Entyvio	Japan	—	—	—	—	0.5	—
	U.S.	41.9	35.5%	45.4	30.4%	49.6	42.5%
	EUCAN	17.2	27.5%	19.1	32.7%	19.9	26.9%
	EM	2.2	50.4%	2.6	36.1%	2.6	29.5%

	Total	61.3	33.6%	67.1	31.3%	72.6	38.2%

Velcade	U.S.	26.2	-14.7%	27.1	-8.2%	28.7	0.1%
	Other than U.S.	5.2	-6.1%	6.4	1.5%	6.8	-5.8%

	Total	31.4	-13.4%	33.5	-6.5%	35.4	-1.1%

Leuprorelin	Japan	10.5	-4.7%	9.6	-1.1%	11.5	-5.9%
	U.S.	6.2	19.3%	4.9	19.6%	5.8	-0.4%
	EUCAN	8.4	4.7%	8.3	-3.2%	8.6	-3.1%
	EM	3.5	14.2%	3.6	14.7%	3.7	9.3%

	Total	28.6	4.7%	26.5	3.5%	29.5	-2.3%

Azilva	Japan	19.4	15.5%	15.8	8.0%	20.5	7.7%

	Total	19.4	15.5%	15.8	8.0%	20.5	7.7%

Pantoprazole	U.S.	2.0	6.8%	1.4	-35.4%	0.7	-67.4%
	EUCAN	7.2	-8.0%	6.5	-10.2%	7.4	-8.6%
	EM	7.0	-0.1%	6.6	-21.7%	8.1	68.9%

	Total	16.2	-3.1%	14.5	-18.7%	16.2	8.1%

Dexilant	U.S.	13.0	1.4%	12.6	-5.0%	14.7	4.3%
	EUCAN	1.7	18.7%	1.8	14.7%	2.0	16.4%
	EM	2.7	30.4%	3.1	37.4%	3.2	14.5%

	Total	17.4	6.6%	17.5	2.4%	20.0	7.0%

Takecab	Japan	14.2	26.4%	12.9	17.1%	17.1	12.9%

	Total	14.3	26.5%	13.0	17.6%	17.1	13.1%

Nesina	Japan	7.8	6.8%	6.5	5.4%	7.9	-1.1%
	U.S.	1.2	-6.9%	1.6	-0.1%	1.8	-4.6%
	EUCAN	2.6	28.7%	2.5	26.1%	3.0	23.4%
	EM	2.6	84.3%	2.1	-2.1%	2.8	28.2%

	Total	14.1	18.2%	12.7	6.8%	15.6	7.0%

Trintellix	U.S.	14.1	25.8%	13.0	6.6%	17.5	23.8%

	Total	14.1	25.8%	13.0	6.6%	17.5	23.8%

Uloric	U.S.	13.8	23.4%	12.1	7.2%	13.7	17.5%
	EUCAN	0.2	4.2%	0.2	1.9%	0.2	-5.5%
	EM	0.1	17.1%	0.1	28.9%	0.1	-19.7%

	Total	14.1	23.1%	12.4	7.2%	14.0	16.8%

Ninlaro	Japan	1.2	—	0.9	42.5%	1.2	27.0%
	U.S.	11.1	23.1%	11.7	15.8%	12.7	19.6%
	EUCAN	1.6	147.5%	1.9	111.9%	2.5	122.4%
	EM	0.1	39.7%	0.9	—	0.6	—

	Total	14.0	39.6%	15.4	31.7%	17.1	33.2%

Colcrys	U.S.	9.2	-4.3%	7.1	-31.2%	7.3	-40.0%

	Total	9.2	-4.3%	7.1	-31.2%	7.3	-40.0%

Adcetris	Japan	1.1	10.8%	1.1	19.8%	1.5	53.1%
	Europe	5.5	17.7%	5.2	-0.1%	5.5	2.5%
	EM	4.3	20.0%	3.9	12.1%	4.0	12.2%

	Total	11.0	17.8%	10.1	4.1%	10.9	11.0%

Lansoprazole	Japan *2	0.9	-42.2%	0.7	-25.6%	0.8	-21.6%
	U.S.	2.0	-46.1%	2.9	-20.2%	0.4	-91.1%
	EUCAN	1.7	-10.5%	1.6	-13.2%	1.6	-9.9%
	EM	2.4	-4.5%	2.4	-0.1%	2.3	-3.3%

	Total	7.0	-27.7%	7.6	-14.0%	5.2	-47.8%

Amitiza	U.S.	7.8	-8.9%	8.4	-4.8%	9.6	1.4%
	EUCAN	0.0	5.7%	0.0	3.0%	0.0	-26.0%
	EM	0.0	-38.8%	0.0	—	0.0	42.3%

	Total	7.9	-8.9%	8.4	-4.7%	9.6	1.3%

Iclusig	U.S.	6.3	34.2%	6.4	29.0%	6.5	13.4%
	Other than U.S.	0.7	43.9%	0.8	6.4%	0.9	37.2%

	Total	7.0	35.1%	7.2	26.2%	7.4	15.9%

Alunbrig	U.S.	1.1	—	1.2	102.3%	1.5	112.2%
	EUCAN	0.0	—	-0.0	—	0.0	—

	Total	1.1	—	1.2	105.1%	1.5	118.8%

U.S.: United States, EUCAN: Europe and Canada, EM: Emerging Markets

*1	Sales amount includes royalty income and service income.
*2	Products were transferred to the Joint Venture with Teva in Japan (monotherapy in April 2016 and fixed dose combinations in May 2017). Supply sales of these products to the JV is currently recognized.
*3

Effective from FY2018, sales of certain products in Japan are now disclosed on a net basis, deducting items such as discounts and rebates, in alignment with the global managerial approach applied to individual product sales. The change in disclosure of individual product sales has been revised retrospectively, with prior year figures reclassified on a net basis to enable year-on-year comparisons. This reclassification has no impact on Takeda’s financial statements and does not represent a correction of prior year figures.

Net basis: discounts and rebates are deducted

2. Exchange Rate

Average Exchange Rate

				(yen)

	USD	EUR	RUB	BRL
FY15	121	132	1.9	34.1
FY16	109	120	1.7	32.9
FY17	111	129	1.9	34.5

FY17Q3 (April-December)	112	128	1.9	34.8
FY18Q3 (April-December)	111	130	1.7	29.6

FY18 Assumption (Disclosed on October 31, 2018)	110	130	1.7	28.2

Impact of 1% depreciation of yen yen from Oct 18 to Mar 19 (Disclosed on October 31, 2018)

	(100 million yen)

	USD	EUR	RUB	BRL
Revenue	+31.6	+10.4	+2.3	+1.7
Core Earnings	+6.3	-1.2	+1.2	+0.4
Operating Profit	+1.3	-3.5	+0.9	+0.3
Net Profit	-0.8	-2.4	+0.6	+0.2

II.	Pipeline

1.	Development activities

•

This table primarily shows the indications for which we will actively pursue approval. We are also conducting additional studies of certain assets to examine their potential for use in further indications and in additional formulations.

•

The listings in this table are limited to the US, EU and Japan and China, but we are also actively conducting development activities in other regions, including in Emerging Markets. Country/region is shown in the “Stage” column to denote where a clinical study is ongoing or a filing has been made with our specific intention to pursue approval in any of the US, EU, Japan or China.

•	‘Global’ refers to US, EU, Japan and China

•

Brand name is shown to indicate the brand name for which the specific asset has already been approved for any indication in any of the US, EU, Japan or China and Takeda has commercialization rights for such asset.

•	Stage-ups are recognized in the table upon achievement of First Subject In.

∎ Oncology

Development code <generic name> BRAND NAME	Drug Class (administration route)	Indications / additional formulations	Stage
SGN-35 <brentuximab vedotin> ADCETRIS®	CD30 monoclonal antibody-drug conjugate (injection)	Front line Hodgkin Lymphoma	EU	Filed (Nov ‘17)
		Front line Peripheral T-cell Lymphoma (PTCL)	EU	P-III
			Jpn	P-III
		Relapsed/refractory Hodgkin Lymphoma	CN	P-II
		Relapsed/refractory systemic Anaplastic large-cell lymphoma (sALCL)	CN	P-II

<brigatinib> ALUNBRIG®	ALK inhibitor (oral)	1L ALK-positive Non-Small Cell Lung Cancer	US	P-III
			EU	P-III
			CN	P-I
		2L ALK-positive Non-Small Cell Lung Cancer in patients previously treated with ALK inhibitors	Jpn CN	P-II(a) P-II(a)

MLN9708 <ixazomib> NINLARO®	Proteasome inhibitor (oral)	Newly diagnosed Multiple Myeloma	Global	P-III
		Maintenance therapy in patients with newly diagnosed Multiple Myeloma following autologous stem cell transplant	Global	P-III
		Maintenance therapy in patients with newly diagnosed Multiple Myeloma not treated with stem cell transplant	Global	P-III
		Relapsed/refractory primary amyloidosis	Global	P-III
		Relapsed/refractory Multiple Myeloma (doublet regimen with dexamethasone)	US EU Jpn	P-III P-III P-III
		Relapsed/refractory Multiple Myeloma (triplet regimen with daratumumab and dexamethasone)	Global	P-II

<ponatinib> ICLUSIG®	BCR-ABL inhibitor (oral)	Front line Philadelphia chromosome-positive Acute Lymphoblastic Leukemia	US	P-III
		Dose ranging study for TKI resistant patients with chronic-phase Chronic Myeloid Leukemia	US	P-II(b)

TAK-924 <pevonedistat>	NEDD 8 activating enzyme inhibitor (injection)	High-Risk Myelodysplastic Syndromes, Chronic Myelomonocytic Leukemia, Low-blast Acute Myelogenous Leukemia	US EU Jpn	P-III P-III P-III

TAK-385 <relugolix>	LH-RH antagonist (oral)	Prostate cancer	Jpn CN	P-III P-I

<cabozantinib>	Multi-targeted kinase inhibitor (oral)	1L Renal cell carcinoma in combination with nivolumab 2L Renal cell carcinoma	Jpn Jpn	P-III P-II(a)
		2L Hepatocellular carcinoma	Jpn	P-II(a)

<niraparib>	PARP1/2 inhibitor (oral)	Ovarian Cancer – maintenance Ovarian Cancer – salvage	Jpn Jpn	P-II P-II

TAK-228 <sapanisertib>	mTORC1/2 inhibitor (oral)	Endometrial cancer	US	P-II(b)

TAK-659 < – >	SYK/FLT3 kinase inhibitor (oral)	Diffuse Large B-cell Lymphoma Hematologic malignancies	— —	P-II(a) P-I

TAK-931 < – >	CDC7 inhibitor (oral)	Metastatic colorectal cancer, Esophageal squamous cancer, Squamous Non-Small Cell Lung Cancer	—	P-II(a)

TAK-079 < – >	Anti-CD38 monoclonal antibody (injection)	Relapsed/refractory Multiple Myeloma Systemic lupus erythematosus	— —	P-I P-I

TAK-164 < – >	Anti-guanylyl cyclase C antibody drug conjugate (injection)	GI Malignancies	—	P-I

TAK-573 < – >	CD38-targeted IgG4 genetically fused with an attenuated IFNα (injection)	Relapsed/refractory Multiple Myeloma	—	P-I

TAK-788 < – >	EGFR/HER2 exon 20 inhibitor (oral)	Non-Small Cell Lung Cancer	—	P-I

TAK-981 < – >	SUMO inhibitor (injection)	Multiple cancers	—	P-I

Additionssince FY2018 Q2:	cabozantinib – 1L RCC in combination with nivolumab (Jpn P-III)
niraparib – ovarian cancer maintenance & salvage studies (P-II in Jpn)
pevonedistat – High-Risk Myelodysplastic Syndromes, Chronic Myelomonocytic Leukemia, Low-blast Acute Myelogenous Leukemia (Jpn P-III)

Removalssince FY2018 Q2:	brigatinib – 2L ALK-positive metastatic Non-Small Cell Lung Cancer in patients previously treated with crizotinib (EU, Approved Nov 2018)
TAK-522/XMT-1522 – HER2 positive solid tumors (P-I) (discontinued)
TAK-659 – removed “solid tumors” indication

∎ Gastroenterology

Development code <generic name> BRAND NAME	Drug Class (administration route)	Indications / additional formulations	Stage
SHP555 *[1] <prucalopride> MOTEGRITY® / RESOLOR®	Selective, 5-HT4 receptor agonist (oral)	Chronic idiopathic constipation	US	Approved (Dec ’18)

MLN0002 <vedolizumab> ENTYVIO®	Humanized monoclonal antibody against α4ß7 integrin (injection)	Crohn’s disease	Jpn	Filed (Jul ‘18)
			CN	P-III
		Ulcerative colitis	CN	P-III
			US	P-III
		Subcutaneous formulation for ulcerative colitis	EU	P-III
			Jpn	P-III
			US	P-III
		Subcutaneous formulation for Crohn’s disease)	EU	P-III
			Jpn	P-III
		Adalimumab head-to-head in patients with ulcerative colitis	Global	P-III
		Graft-versus-Host Disease prophylaxis in patients undergoing allogeneic hematopoietic stem cell transplantation	—	P-II

TAK-438 <vonoprazan> TAKECAB®	Potassium-competitive acid blocker (oral)	Acid-related diseases	CN	Filed (Feb ‘18)
		Gastro-esophageal Reflux Disease in patients who have a partial response following treatment with a proton pump inhibitor	EU	P-II(b)

SHP633 <teduglutide> GATTEX® / REVESTIVE®	GLP-2 analogue (injection)	Short bowel syndrome (SBS), pediatric indication	US	Filed (Sep ’18)
			Jpn	P-III
		Short bowel syndrome (SBS), adult	Jpn	P-III

Cx601 <darvadstrocel> ALOFISEL®	A suspension of allogeneic expanded a dipose-derived stem cells (injection)	Refractory complex perianal fistulas in patients with Crohn’s disease	US	P-III

TAK-721/SHP621 *[2] <Budesonide>	Glucocorticosteroid (oral)	Eosinophilic Esophagitis (EoE)	US	P-III

TAK-906 < – >	Dopamine D2/D3 receptor antagonist (oral)	Gastroparesis	—	P-II(b)

TAK-671 < – >	Protease inhibitor (injection)	Acute pancreatitis	—	P-I

TAK-018/EB8018 *[3] < – >	FimH antagonist (oral)	Crohn’s disease	—	P-I

TIMP-GLIA *[4] < – >	Tolerizing Immune Modifying nanoParticle (TIMP) (injection)	Celiac Disease	—	P-I

Kuma062 *[5] < – >	Glutenase (oral)	Celiac Disease	—	P-I

*1	Partnership with Janssen
*2	Partnership with UCSD and Fortis Advisors
*3	Partnership with Enterome
*4	Partnership with Cour Pharmaceuticals; Cour lead Phase 1 development.
*5	Partnership with PvP Biologics; PvP lead Phase 1 development.

Additionssince FY2018 Q2:	prucalopride – chronic idiopathic constipation (CIC) (US filed)
teduglutide – Short bowel syndrome (SBS) (US, Japan)
TAK-721 – Eosinophilic Esophagitis (EoE) (US P-III)

Removalssince FY2018 Q2:	TAK-954 – Enteral feeding intolerance (P-IIb) (discontinued); explore Post-Operative Gastrointestinal Dysfunction
TAK-438 – Non-Erosive Reflux Disease in patients with Gastro-esophageal Reflux Disease (Japan, P-III) (discontinued)

∎ Neuroscience

Development code <generic name> BRAND NAME	Drug Class (administration route)	Indications / additional formulations	Stage
Lu AA21004 <vortioxetine> TRINTELLIX®	Multimodal anti-depressant (oral)	Major depressive disorder	Jpn	Filed (Sep ‘18)

SHP489 *[6] <lisdexamfetamine dimesylate> VYVANSE®	Amphetamine-based psychostimulant (oral)	Attention-Deficit/Hyperactivity Disorder (ADHD)	Jpn	Filed (Apr ‘17)

SHP465 MYDAYIS®	Mixed salts of a single-entity amphetamine product (oral)	Attention-Deficit/Hyperactivity Disorder (ADHD) (4-12 year olds)	US	P-III

SHP615 <midazolam> BUCCOLAM®	GABA Allosteric Modulator (oral)	Status Epilepticus (Seizures)	Jpn	P-III

TAK-831 < – >	D-amino acid oxidase (DAAO) inhibitor (oral)	Friedreich’s ataxia Negative symptoms and/or cognitive impairment associated with schizophrenia	— —	P-II(a) P-II(a)

TAK-935 *[7] < – >	CH24H inhibitor (oral)	Rare pediatric epilepsies	—	P-II(a)

WVE-120101 *8 < – >	mHTT SNP1 antisense oligonucleotide (injection)	Huntington’s disease	—	P-I/II

WVE-120102 *8 < – >	mHTT SNP2 antisense oligonucleotide (injection)	Huntington’s disease	—	P-I/II

TAK-041 < – >	GPR139 agonist (oral)	Negative symptoms and/or cognitive impairment associated with schizophrenia	—	P-I

TAK-341/MEDI-1341 *9	Alpha-synuclein antibody (injection)	Parkinson’s Disease	—	P-I

TAK-418 < – >	LSD1 inhibitor (oral)	Kabuki syndrome	—	P-I

TAK-653 < – >	AMPA receptor potentiator (oral)	Treatment resistant depression	—	P-I

TAK-925 < – >	Orexin 2R agonist (injection)	Narcolepsy	—	P-I

TAK-680/SHP680 < – >	Prodrug of d-amphetamine (oral)	Neurological Conditions	—	P-I

*6	Co-development with Shionogi in Japan
*7	Co-development with Ovid Therapeutics
*8	50:50 co-development and co-commercialization option with Wave Life Sciences
*9	Partnership with AstraZeneca; AstraZeneca lead Phase 1 development

Additions since FY2018 Q2:

lisdexamfetamine dimesylate – Attention-Deficit/Hyperactivity Disorder (ADHD) (filed, Jpn)

SHP465 – Attention-Deficit/Hyperactivity Disorder (ADHD) Peds (P-III, US)

midazolam – Status epilepticus (P-III, Jpn)

TAK-680/SHP680 – Neurological Conditions (P-I)

Removals since FY2018 Q2:	None

∎ Rare Diseases

Development code <generic name> BRAND NAME	Drug Class (administration route)	Indications / additional formulations	Stage
SHP643 <lanadelumab> TAKHZYRO®	Plasma kallikrein inhibitor (injection)	Hereditary Angioedema (HAE)	CN	Filed (Dec ’18)

SHP672 *10 <antihemophilic factor [recombinant], porcine sequence> OBIZUR®	Antihemophilic Factor (recombinant) (injection)	Congenital Hemophilia A with Inhibitors (CHAWI)	US EU	P-III P-III

SHP677 <von Willebrand factor (recombinant)>	von Willebrand factor (recombinant) (injection)	Prophylactic Treatment of VWF	Global	P-III
VONVENDI® / VEYVONDI®		Pediatric On-Demand	Global	P-III

SHP660 <Antihemophilic Factor (Recombinant), PEGylated> ADYNOVATE®	Antihemophilic Factor (recombinant), PEGylated (injection)	Pediatric Hemophilia A	EU	P-III

TAK-755/SHP655 *11 < – >	Replacement of the deficient-ADAMTS13 enzyme (injection)	congenital Thrombotic Thrombocytopenic Purpura (cTTP)	US, EU	P-III

TAK-620/SHP620 *12 <maribavir>	Benzimidazole riboside inhibitor (oral)	Cytomegalovirus (CMV)	US, EU	P-III

TAK-607/SHP607 < – >	Insulin-like Growth Factor / IGF Binding Protein (injection)	Chronic Lung Disease	—	P-II

TAK-609/SHP609 < – >	Recombinant human iduronate-2-sulfatase for intrathecal administration (injection)	Hunter Syndrome CNS	—	P-II

SHP634 <parathyroid hormone> NATPARA®	Parathyroid hormone (injection)	Hypoparathyroidism	Jpn	P-I

TAK-611/SHP611 < – >	Recombinant human arylsulfatase A (injection)	Metachromatic Leukodystrophy (MLD)	—	P-I

TAK-531/SHP631 *[13] < – >	Fusion protein of iduronate-2-sulfatase+antibody (injection)	Hunter Syndrome CNS	—	P-I

TAK-754/SHP654 *[14] < – >	Gene therapy to restore endogenous FVIII expression	FVIII Gene Therapy for Hemophilia A	—	P-I

*10	Partnership with Ipsen
*11	Partnership with KM Biologics
*12	Partnership with GlaxoSmithKline
*13	Partnerships with ArmaGen
*14	Partnership with Asklepios Biopharmaceuticals

Additions since FY2018 Q2:     New table for Rare Diseases has been added

∎ Plasma-Derived Therapies

Development code <generic name> BRAND NAME	Drug Class (administration route)	Indications / additional formulations	Stage
SHP616 <C1 esterase inhibitor [human]> CINRYZE®	C1 INH inhibits the complement system (injection)	Acute Antibody Mediated Rejection (AMR)	US	P-III
			EU	P-III
		Hereditary Angioedema (HAE)	Jpn	P-III
		Hereditary Angioedema (HAE) (subcutaneous administration)	EU	P-III

SHP671 *[15] <IG Infusion 10% (Human) w/ Recombinant Human Hyaluronidase> HYQVIA® / HYQ®	Immunoglobulin (IgG) + recombinant hyaluronidase replacement therapy (injection)	Pediatric indication for Primary immunodeficiency (PID)	US	P-III
			EU	P-III
		Chronic Inflammatory Demyelinating Polyradiculoneuropathy	US	P-III
			EU	P-III
*15 Partnership with Halozyme Additions since FY2018 Q2: New table for Plasma-Derived Therapies has been added ∎ Vaccines
Development code BRAND NAME	Type of vaccine (administration route)	Indications / additional formulations	Stage
TAK-003	Tetravalent dengue vaccine (injection)	Prevention of dengue fever caused by dengue virus	—	P-III
TAK-214	Norovirus vaccine (injection)	Prevention of acute gastroenteritis (AGE) caused by norovirus	—	P-II(b)
TAK-195	Sabin inactivated polio vaccine (injection)	Prevention of poliomyelitis	—	P-I/II
TAK-021	EV71 vaccine (injection)	Prevention of hand, foot and mouth disease caused by enterovirus 71	—	P-I
TAK-426	Zika vaccine (injection)	Prevention of zika virus infection	—	P-I
∎ Ophthalmology
Development code <generic name> BRAND NAME	Drug Class (administration route)	Indications / additional formulations	Stage
SHP606 <lifitegrast> XIIDRA®	LFA-1/ICAM-1 antagonist (topical)	Dry Eye Disease (DED)	EU	Filed (Dec ’18)

TAK-640/SHP640 <povidone iodine/dexamethasone>	Antiseptic and anti-inflammatory effects (topical)	Adenoviral (AVC) and Bacterial Conjunctivitis (BAC)	US	P-III
			EU	P-III

TAK-759/SHP659 *[16] < – >	ENaC inh (topical)	Dry Eye Disease (DED)	—	P-II

TAK-639/SHP639 < – >	NPR-B receptor agonist (topical)	Glaucoma	—	P-I
*16 Partnership with Halozyme Additions since FY2018 Q2: New table for Ophthalmology has been added

2.	Recent progress in stage [Progress in stage disclosed since release of FY2017 results (May 14th, 2018)]

Development code <generic name>	Indications / additional formulations	Country/Region	Progress in stage
MLN0002 <vedolizumab>	Ulcerative colitis	Jpn	Approved (Jul ‘18)

SGN-35 <brentuximab vedotin>	Front line Hodgkin Lymphoma	Jpn	Approved (Sep ‘18)

Lu AA21004 <vortioxetine>	Data added to labeling that demonstrated superiority over escitalopram in improving SSRI-induced sexual dysfunction in patients with Major Depressive Disorder	US	Approved (Oct ‘18)

MLN0002 <vedolizumab>	Crohn’s disease	Jpn	Filed (Jul ‘18)

Lu AA21004 <vortioxetine>	Major depressive disorder	Jpn	Filed (Sep ‘18)

<ponatinib>	Front line Philadelphia chromosome-positive Acute Lymphoblastic Leukemia	US	P-III

MLN0002 <vedolizumab>	Graft-versus-Host Disease prophylaxis in patients undergoing allogeneic hematopoietic stem cell transplantation	—	P-II(a)

<cabozantinib>	2L hepatocellular carcinoma	Jpn	P-II(a)

MLN9708 <ixazomib>	Relapsed/refractory Multiple Myeloma (triplet regimen with daratumumab and dexamethasone)	Global	P-II

WVE-120101 < – >	Huntington’s disease	—	P-I/II

WVE-120102 < – >	Huntington’s disease	—	P-I/II

Kuma062 < – >	Celiac Disease	—	P-I

TAK-164 < – >	GI Malignancies	—	P-I

TAK-671 < – >	Acute pancreatitis	—	P-I

TAK-981 < – >	Multiple cancers	—	P-I

TAK-018 / EB8018 < – >	Crohn’s disease	—	P-I

<brigatinib>	2L ALK-positive metastatic Non-Small Cell Lung Cancer in patients previously treated with crizotinib	EU	Approved (Nov ‘18)

<cabozantinib>	1L Renal cell carcinoma in combination with nivolumab	Jpn	P-III

TAK-906 < – >	Gastroparesis	US	P-II(b)

<niraparib>	Ovarian Cancer – maintenance	Jpn	P-II

<niraparib>	Ovarian Cancer – salvage	Jpn	P-II

<brigatinib>	2L ALK-positive Non-Small Cell Lung Cancer in patients previously treated with ALK inhibitors	CN	P-II

Progress in stage disclosed since the announcement of FY2018 Q2 results (October 31, 2018) are listed under the bold dividing line

3.	Discontinued projects [Update disclosed since release of FY2017 results (May 14th, 2018)]

Development code <generic name>	Indications (Stage)	Reason
MLN0002 <vedolizumab>	Graft-versus-Host Disease steroid refractory (P-II(a))	Co-morbidities in steroid-refractory acute Graft-versus-Host Disease patients impair ability to demonstrate efficacy to justify continued development.

SPI 0211 <lubiprostone>	New formulation (US, P-III)	The P-III study to evaluate the bioequivalence of sprinkle and capsule formulations of lubiprostone compared to placebo in adult subjects with chronic idiopathic constipation (CIC) did not achieve bioequivalence.

TAK-522 / XMT-1522 < – >	HER2 positive solid tumors (P-I)	The decision to terminate the further development of XMT-1522 was made due to the competitive environment for HER2-targeted therapies.

TAK-438 <vonoprazan>	Non-Erosive Reflux Disease in patients with Gastro-esophageal Reflux Disease (P-III)	Data from the P-III study did not justify pursuing a regulatory submission in this indication. There were no new safety findings

TAK-954 < – >	Enteral feeding intolerance (P-IIb)	The EFI study was terminated because of patient recruitment challenges due to evolving practices in patient management. The program is pursuing the new indication post-operative gastrointestinal dysfunction (POGD); anticipate dosing first-patient by or before Q1 FY19.

Discontinuations disclosed since the announcement of FY2018 Q2 results (October 31, 2018) are listed under the bold dividing line

4.	Exploring Alternative Value Creation [Update disclosed since release of FY2017 results (May 14th, 2018)]

Development code <generic name>	Indications (Stage)	Reason
TAK-385 <relugolix>	Uterine fibroids (Japan Approved) Endometriosis (Japan P-II(b))	Out-licensed to ASKA Pharmaceutical Co., Ltd., which has a strong presence in the gynecology therapeutic area in Japan, to maximize product value and to deliver relugolix to as many patients as possible.

SHP647 < – >	Inflammatory bowel disease	As announced on October 27, 2018, Takeda has proposed a remedy to the European Commission of a potential divestment of SHP647 and certain associated rights.

Externalized assets in which Takeda retains a financial interest

Partner	Nature of Partnership
ASKA Pharmaceutical Co., Ltd	Takeda granted exclusive commercialization rights for uterine fibroids and exclusive development and commercialization rights for endometriosis for Japan to maximize the product value of relugolix (TAK-385).

Biological E. Limited	Takeda agreed to transfer existing measles and acellular pertussis vaccine bulk production technology to develop low-cost combination vaccines for India, China and low- and middle-income countries.

Cardurion Pharmaceuticals	Takeda provided a 12-person cardiovascular research team from its Shonan (Japan) site, including fully equipped laboratory space, development resources and licenses to a portfolio of preclinical-stage cardiovascular drug programs.

Cerevance	Takeda provided a 25-person neuroscience research team from its Cambridge (UK) site, fully equipped laboratory space, and licenses to a portfolio of undisclosed preclinical and clinical stage drug programs.

Izana Biosciences	Takeda granted Izana Biosciences an exclusive, worldwide license to develop, manufacture and commercialize namilumab in all indications. As part of the license agreement, Takeda has taken a strategic equity stake in Izana.

Mirum Pharmaceuticals	Takeda granted exclusive global rights to develop and market maralixibat and volixibat, oral inhibitors of the apical sodium-dependent bile acid transporter (ASBT). Maralixibat is being developed in Phase II for Alagille syndrome (ALGS) and progressive familial intrahepatic cholestasis (PFIC), both debilitating liver diseases that tend to strike pediatric patients.

Myovant Sciences	Takeda granted Myovant an exclusive, worldwide license (excluding Japan and certain other Asian countries) to relugolix (TAK-385) and an exclusive, worldwide license to MVT-602 (TAK-448).

Rhythm	Exclusive, worldwide rights from Takeda to develop and commercialize T-3525770 (now RM-853). RM-853 is a potent, orally available ghrelin o-acyltransferase (GOAT) inhibitor currently in preclinical development for Prader-Willi Syndrome.

Scohia Pharma	Takeda granted Scohia Pharma exclusive rights for the research, development, manufacture, marketing, etc. of eight of Takeda’s R&D projects, including TAK-272, TAK-792 and TAK-094.

Samsung Bioepis	Strategic collaboration agreement to jointly fund and co-develop multiple novel biologic therapies in unmet disease areas. The program’s first therapeutic candidate is TAK-671, which is intended to treat severe acute pancreatitis.

Stargazer ‡	Takeda out licensed own asset to Stargazer Pharmaceuticals.

Entrepreneurial Venture Programs (EVPs)	Aikomi	Developing a new digital therapy for persons with dementia.
	ChromaJean	Established unique chromatography algorithm/software platform.
	Chordia Therapeutics	Takeda provided a 6-person oncology research team from its Shonan (Japan) site, fully equipped laboratory space, development resources and licenses to a portfolio of preclinical-stage oncology drug programs including CDC like kinase inhibitors.
	Fimecs	A drug discovery biotech creating a new class of drugs based on protein degradation.
	GenAhead Bio	Through providing two technologies; nucleic acid delivery on specific cell types as well as efficient genome editing, fee for service and/or collaboration in cell/gene therapies are delivered.
	GEXVal	Drug discovery for orphan disease (e.g. PAH etc.) using Takeda’s late research & early clinical assets.
	Reborna Biosciences	Developing small molecules that modulate RNA degeneration associated with genetic disease.
	Seedsupply	Provides HTS FFS using novel binder selection technology and Takeda’s compound library. Provides target identification FFS using novel binder selection technology and own protein library.
	ARTham ‡	Focus on clinical and preclinical development of high quality assets identified via drug repurposing approach.

‡	Executed since April 1, 2018

5.	Main Research & Development collaborations

Oncology

Partner	Country	Subject
Adimab ‡	US	The discovery, development and commercialization of three mAbs and three CD3 Bi-Specific antibodies for oncology indications.

Centre d’Immunologie de Marseille-Luminy	France	The collaboration will bring together expertise and knowledge in innate biology with Takeda’s BacTrap capabilities to identify novel targets and pathways in myeloid cells.

Crescendo Biologics	UK	The discovery, development and commercialization of Humabody®-based therapeutics for cancer indications.

Exelixis, Inc.	US	Exclusive licensing agreement to commercialize and develop novel cancer therapy cabozantinib and all potential future cabozantinib indications in Japan, including advanced renal cell carcinoma and hepatocellular carcinoma.

GammaDelta Therapeutics	UK	Novel T cell platform, based on the unique properties of gamma delta (gd) T cells derived from human tissues, to discover and develop new immunotherapies in oncology.

Haemalogix ‡	Australia	A research collaboration and licensing agreement for the development of new therapeutics to novel antigens in multiple myeloma.

Heidelberg Pharma	Germany	ADC Research Collaboration on 2 Targets and Licensing Agreement (α-amanitin payload and proprietary linker).

ImmunoGen, Inc.	US	Use ImmunoGen’s Inc. ADC technology to develop and commercialize targeted anticancer therapeutics (TAK-164).

Maverick Therapeutics	US	T-cell engagement platform created specifically to improve the utility of T-cell redirection therapy for the treatment of cancer.

Memorial Sloan Kettering Cancer Center ‡	US	Discover and develop novel CAR-T cell products for the potential treatment of hematological malignancies and solid tumors.

Molecular Templates	US

Initial collaboration applied MTEM’s engineered toxin bodies (ETB) technology platform to potential therapeutic targets.

The second collaboration is for the joint development of CD38-targeted engineered toxin bodies (ETBs) for the treatment of patients with diseases such as multiple myeloma. ‡

Nektar Therapeutics	US	Research collaboration to explore combination cancer therapy with five Takeda oncology compounds and Nektar’s lead immuno-oncology candidate, the CD122-biased agonist NKTR-214.

Noile-Immune Biotech	Japan	The development of next generation chimeric antigen receptor T cell therapy (CAR-T), developed by Professor Koji Tamada at Yamaguchi University.

Seattle Genetics	US	Joint development of ADCETRIS, an Antibody-Drug Conjugate technology which targets CD30 for the treatment of HL. Approved in 67 countries with ongoing clinical trials for additional indications.

Shattuck Labs	US	Explore and develop checkpoint fusion proteins utilizing Shattuck’s unique Agonist Redirected Checkpoint (ARC)™ platform which enables combination immunotherapy with a single product.

Tesaro	US	Exclusive licensing agreement to develop and commercialize novel cancer therapy niraparib for the treatment of all tumor types in Japan, and all tumor types excluding prostate cancer in South Korea, Taiwan, Russia and Australia.

Teva	Israel	Worldwide License to TEV-48573 (TAK-573) (CD38-Attenukine) and multi-target discovery collaboration accessing Teva’s attenukine platform.

‡	Executed since April 1, 2018

Gastroenterology

Partner	Country	Subject
Ambys Medicines	US	The application of novel modalities, including cell and gene therapy and gain-of-function drug therapy, to meet the urgent need for treatments that restore liver function and prevent the progression to liver failure across multiple liver diseases.

Arcturus	US	Collaboration to develop RNA-based therapeutics for the treatment of non-alcoholic steatohepatitis (NASH) and other gastrointestinal (GI) related disorders using Arcturus’s wholly-owned LUNAR™ lipid-mediated delivery systems and UNA Oligomer chemistry.

Beacon Discovery	US	G-protein coupled receptor drug discovery and development program to identify drug candidates for a range of gastrointestinal disorders.

Cour Pharmaceutical Development Company	US	Immune modulating therapies for the potential treatment of celiac disease and other gastrointestinal diseases, utilizing Cour’s Tolerizing Immune Modifying nanoParticle (TIMP) platform to co-develop TIMP-Gliadin

Emulate Bio	US	Drug discovery in inflammatory bowel disease using organ-on-chip micro engineered cell models.

enGene	Canada	Discover, develop and commercialize novel therapies for specialty gastrointestinal (GI) diseases using enGene’s “Gene Pill” gene delivery platform.

Enterome	France	Research and develop microbiome targets thought to play crucial roles in gastrointestinal disorders, including inflammatory bowel diseases (e.g. ulcerative colitis) and motility disorders (e.g. irritable bowel syndrome). Global license and co-development of EB8018/TAK-018 in Crohn’s disease.

Finch Therapeutics	US	Global agreement to develop FIN-524, a live biotherapeutic product composed of cultured bacterial strains linked to favorable clinical outcomes in studies of microbiota transplantations in inflammatory bowel disease.

Hemoshear Therapeutics	US	Novel target and therapeutic development for liver diseases, including nonalcoholic steatohepatitis (NASH) using Hemoshear’s proprietary REVEAL-Tx drug discovery platform.

Janssen	Belgium	Exclusive license, with the right to develop and market prucalopride as a treatment for chronic constipation in the US. Motegrity approved in US Dec 2018.
Karolinska Institutet & Structural Genomics Consortium	Sweden	Proprietary collaboration to discover and validate new potential intervention points for the treatment of inflammatory bowel disease.
NuBiyota	Canada	Development of Microbial Ecosystem Therapeutic products for gastroenterology indications.

PvP Biologics	US	Global agreement to develop Kuma062, a novel enzyme designed to break down the immune-reactive parts of gluten in the stomach.

Theravance Biopharma	US	Global agreement for TAK-954, a selective 5-HT4 receptor agonist for motility disorders.

UCSD/Fortis Advisors	US	Development of oral budesonide formulation (TAK-721) for treatment of Eosinophilic Esophagitis, using technology licensed from UCSD.

Neuroscience

Partner	Country	Subject
Affilogic	France	Research collaboration to explore Affilogic’s proprietary Nanofitins® platform in therapies targeting the central nervous system.

AstraZeneca	UK	Joint development and commercialization of MEDI1341 (TAK-341), an alpha-synuclein antibody currently in development as a potential treatment for Parkinson’s disease.

Denali Therapeutics	US	A strategic option and collaboration agreement to develop and commercialize up to three specified therapeutic product candidates for neurodegenerative diseases, incorporating Denali’s ATV platform for increased exposure of biotherapeutic products in the brain.

Lundbeck	Denmark	Collaboration to develop and commercialize vortioxetine.

Mindstrong Health	US	Explore development of digital biomarkers for selected mental health conditions, in particular schizophrenia and treatment-resistant depression.

Ovid Therapeutics	US	Development of TAK-935, an oral CH24H inhibitor for rare pediatric epilepsies. Takeda and Ovid Therapeutics will share in the development and commercialization costs of TAK-935 on a 50/50 basis and, if successful, share in the profits on a 50/50 basis.

Shionogi	Japan	Co-development and co-commercialization agreement for geographic expansion of ADHD (Vyvanse & Intuniv) to Japan

Teva	Israel	Collaboration to develop and commercialize Rasagiline.

Verily	Japan	Research collaboration that will use Verily’s investigational Study Watch to measure motor symptoms of patients with Parkinson’s disease.

Wave Life Sciences	US	Research, development and commercial collaboration and multi-program option agreement to develop antisense oligonucleotides for a range of neurological diseases.

Rare Diseases

Partner	Country	Subject
AB Biosciences	US	Research collaboration to potentially develop assets for rare disease with pan-receptor interacting molecules targeted for specific immunological conditions with a focus on autoimmune modulated inflammatory diseases

ArmaGen	US	Worldwide licensing and collaboration agreement to develop AGT-182 (TAK-531/SHP631), an investigational enzyme replacement therapy (ERT) for potential treatment of both the central nervous system (CNS) and somatic (body-related) manifestations of Hunter syndrome

Asklepios Biopharmaceuticals	US	Multiple research and development collaborations using FVIII Gene Therapy for the treatment of Hemophilia A and B.

BioMarin	US	In-license of enabling technology for the exogenous replacement of iduronate-2-sulfatase with Idursulfase-IT in patients via direct delivery to the CNS for the long-term treatment of Hunter Syndrome in patients with cognitive impairment in order to slow progression of cognitive impairment (TAK-609/SHP609).

IPSEN	France	Development of Obizur for the treatment of Acquired Hemophilia A (AHA) including for patients with Congenital Hemophilia A with inhibitors (CHAWI) indication in elective or emergency surgery.

KM Biologics	Japan	Development collaboration of TAK-755 to overcome the ADAMTS13 deficiency, induce clinical remission thus reducing cTTP and aTTP related morbidity and mortality

Max Planck Institute	Germany	Exclusive worldwide license under certain intellectual property to develop and commercialize the licensed products in the field

NanoMedSyn	France	Pre-clinical research collaboration to evaluate a potential enzyme replacement therapy using NanoMedSyn’s proprietary synthetic derivatives named AMFA

Novimmune	Switzerland	Exclusive worldwide rights to develop and commercialize an innovative, bi-specific antibody in pre-clinical development for the treatment of hemophilia A

Rani Therapeutics	US	Research collaboration to evaluate a micro tablet pill technology for oral delivery of FVIII therapy in hemophilia

Xenetic Biosciences	US	Exclusive R & D license agreement for PolyXen (PSA) delivery technology for hemophilia factors VII, VIII, IX, X.

Plasma Derived Therapies

Partner	Country	Subject
Halozyme	US	In-license of Halozyme’s proprietary ENHANZE™ platform technology to increase dispersion and absorption of HyQvia. Ongoing development work for a US pediatric indication to treat primary and secondary immunodeficiencies and a Phase 3 indication in Chronic Inflammatory Demyelinating Polyradiculoneuropathy (CIDP).

Kamada	Israel	In-license agreement to develop and commercialize Alpha-1 proteinase inhibitor (Glassia) ; Exclusive supply and distribution of Glassia in the US, Canada, Australia and New Zealand; Development of protocol for post market commitment trial ongoing.

Vaccines

Partner	Country	Subject
U.S. Government – The Biomedical Advanced Research and Development Authority (BARDA)	US	Partnership to develop TAK-426, a Zika vaccine candidate, to support the Zika response in the US and affected regions around the world.

Bill & Melinda Gates Foundation	US	Partnership to develop TAK-195, a Sabin-strain Inactivated Polio vaccine (sIPV) candidate, to support polio eradication in developing countries.

Zydus Cadila	India	Partnership to develop TAK-507, a Chikungunya vaccine candidate, to tackle an emerging and neglected infectious disease in the world.

Other / Multiple Therapeutic Area

Partner	Country	Subject
AMED	Japan	Development of a novel drug for hypertrophic cardiomyopathy using iPS cells-derived cardiomyocytes with disease-causing mutations induced by gene-editing technology (CiCLE: Cyclic Innovation for Clinical Empowerment by AEMD).

Arix Bioscience	UK	Value creation through venture and biotech partnerships with focus on oncology and gastroenterology.

Arcellx	US	Investment to develop format for T cell-mediated anti-tumor therapy.

ArmaGen	US	Investment in ArmaGen whose proprietary technology platform takes advantage of the body’s natural system to non-invasively deliver therapeutics to the brain.

Atlas Ventures	US	Fund XI Limited Partner to drive venture investments.

BioMotiv	US	Strategic investment in therapeutic accelerator to identify and develop pioneering medical innovations specifically in the therapeutic areas of immunology & inflammation and cardio-metabolic diseases.

BiomX	Israel	Investment in BiomX who discovered and validated proprietary bacterial targets, and develop rationally designed phage therapies that seek and destroy harmful bacteria in microbiome-related diseases such as inflammatory bowel disease (IBD) and cancer.

BioSurfaces, Inc.	US	Research program designed to develop innovative medical devices to treat patients with GI diseases using BioSurfaces’ proprietary nanomaterial technology.

Bridge Medicines	US	Building upon Tri-I TDI, Bridge Medicines will give financial, operational and managerial support to move projects seamlessly from a validating, proof-of-concept study to an in-human clinical trial.

Center for iPS Cell Research Application, Kyoto University	Japan	Clinical applications of iPS cells in Takeda strategic areas including applications in neurosciences, oncology and GI as well as discovery efforts in additional areas of compelling iPSC translational science.

Cortexyme	US	Investment in Cortexyme who is developing therapeutics based on data supporting a new theory of the cause of Alzheimer’s and other degenerative disorders.

Dementia Discovery Fund (DDF)	UK	New global investment fund to support discovery and development of novel dementia treatments.

Emendo	Israel	Investment in Emendo who is at the forefront of cutting-edge genetic medicine, developing genome editing technology that can repair and eliminate genetic mutations in living cells that cause serious diseases or disorders.

Encyle Therapeutics	Canada	Investment in company developing macrocyclic peptide derivatives for orally bioavailable inhibitors of GI targets

Endosome Therapeutics	US	Seed investment in newCo exploring new therapeutic approaches for pain, including visceral GI pain

Fujifilm	Japan	Collaboration to develop regenerative medicine therapies using cardiomyocytes derived from iPSC for the treatment of heart failure.

FutuRx	Israel	Investment in Israel seed stage venture fund/biotech accelerator to access innovation in Israel; de-risked through pre-formed syndication.

GlaxoSmithKline	UK	In-license agreement between GSK and University of Michigan for marabivir in the treatment of human cytomegalovirus.

Harrington Discovery Institute at University Hospitals in Cleveland, Ohio	US	Collaboration for the advancement of medicines for rare diseases.

HITGen	China	HitGen will apply its advanced technology platform, based on DNA-encoded library design, synthesis and screening, to discover novel leads which will be licensed exclusively to Takeda.

HiFiBio	US	Functional therapeutics high-throughput antibody discovery platform that enables identification of antibodies for rare events for discovery of therapeutic antibodies for GI & Oncology therapeutic areas.

Hookipa Biotech	Austria	Value creation through venture and biotech partnership investments.

Isogenica	UK	Access to a sdAb platform to generate a toolbox of VHH to various immune cells and targets for pathway validation and pipeline development across Oncology and GI portfolio.

National Cancer Center of Japan	Japan	A partnership to develop basic research to clinical development by promoting exchanges among researchers, physicians, and others engaged in anti-cancer drug discovery and cancer biology research.

Numerate	US	Joint-discovery programs aimed at identifying clinical candidates for use in Takeda’s core therapeutic areas: oncology, gastroenterology, and central nervous system disorders, which is using its AI-driven platform, from hit finding and expansion through lead design/optimization and ADME toxicity modeling.

OrphoMed	US	Investment in OrphoMed, a clinical-stage biotechnology company with a proprietary dimer therapeutics platform. The company is focused on developing best-in class treatments for patients with gastrointestinal disorders.

Obsidian Therapeutics	US	Investment in Obsidian, who is developing next-generation cell and gene therapies with pharmacologic operating systems.

Palleon	US	Investment in Palleon, developing therapeutics to alleviate glyco-immune checkpoints in oncology.

Parion	US	Exclusive worldwide license granted for the development and commercialization of TAK-759/SHP659 for Dry Eye Disease (DED).

Presage	US	Investment in Presage, who uses CIVO®, a platform that enables assessment of multiple early stage agents simultaneously and directly in the context in which they were meant to be used – the human patient.

Portal Instruments	US	The development and commercialization of Portal’s needle-free drug delivery device for potential use with Takeda’s investigational or approved biologic medicines.

Recursion Pharmaceuticals	US	Provide pre-clinical candidates for Takeda’s TAK-celerator™ development pipeline.

Ribon Therapeutics	US	Investment in Ribon Therapeutics, who is pioneering the discovery and development of monoPARP (mono ADP-ribose polymerase) inhibitors to block cancer cells’ fundamental ability to survive under stress.

Schrödinger	US	Multi-target research collaboration combining Schrödinger’s in silico platform-driven drug discovery capabilities with Takeda’s deep therapeutic area knowledge and expertise in structural biology.

Seattle Collaboration	US	SPRInT (Seattle Partnership for Research on Innovative Therapies): accelerate the translation of Fred Hutchinson Cancer Research Center’s and University of Washington’s cutting-edge discoveries into treatments for human disease (focusing on Oncology, GI and Neuroscience).

Stanford University	US	Collaboration with Stanford University to form the Stanford Alliance for Innovative Medicines (Stanford AIM) to more effectively develop innovative treatments and therapies.

Stride Bio	US	Investment in StrideBio, who develops engineered viral vectors for gene therapy for the treatment of rare diseases. StrideBio’s technology engine utilizes structure-inspired design to engineer AAV vectors which can escape pre-existing neutralizing antibodies (NAbs).

Tri-Institutional Therapeutics Discovery Institute (Tri-I TDI)	US	Collaboration of academic institutions and industry to more effectively develop innovative treatments and therapies.

Ultragenyx	US	Collaboration to develop and commercialize therapies for rare genetic diseases.

Univercells	Belgium	Univercells is a technology company delivering novel biomanufacturing platforms, aiming at making biologics available & affordable to all.

VelosBio	US	Investment in VelosBio, a preclinical stage company developing antibody drug conjugates (ADCs).

VHsquared	UK	VHsquared is a clinical stage company developing transformational therapies – VorabodiesTM – for inflammatory bowel disease. (Note: A Vorabody is an oral domain antibody).

Whiz Partners‡	Japan	Joint investment fund aimed at promoting a drug discovery ecosystem in Japan.

‡	Executed since April 1, 2018;

List is not inclusive of all Takeda R&D collaborations

Completed Partnerships

Partner	Country	Subject
Gencia LLC	US	Mitochondrial Associated Glucocorticoid Receptors (MAGR) agonists for potential use primarily in hematological and inflammatory diseases.

Mersana	US	The decision to terminate the further development of TAK-522/XMT-1522 was made due to the competitive environment for HER2-targeted therapies.

Prana Biotechnology Ltd.	Australia	Collaboration with Takeda to study ability of Prana’s pbt434, to slow or prevent neurodegeneration of gastrointestinal system.

TiGenix	Belgium	Takeda acquired TiGenix

Keio University, Niigata University, Kyoto University	Japan	The search for and functional analysis of disease-related RNA-binding proteins, that may lead to treatments in the areas such as neuroscience and oncology.

Astellas, Daiichi Sankyo	Japan	Fundamental biomarker data on healthy adult volunteers in order to optimize and accelerate the development of innovative medicines.

∎ Clinical study protocol summaries

Clinical study protocol summaries are disclosed on the English-language web-site (https://takedaclinicaltrials.com/) and clinical study protocol information in the Japanese-language is disclosed on the Japanese-language web-site (https://www.takeda.com/jp/what-we-do/research-and-development/takeda-clinical-trial-transparency/ ).

We anticipate that this disclosure will assure transparency of information on Takeda’s clinical trials for the benefit of healthcare professionals, their patients and other stakeholders, which we believe will contribute to the appropriate use of Takeda’s products worldwide.

Appendix

◆Prescription Drugs: US major products’ sales (in US$) *1

	(Million US$)

	Net basis
	FY15	FY16	FY17	FY17 Q3 YTD	FY18 Q3 YTD	YOY
Entyvio	524	913	1,202	901	1,235	334	37.0%
Velcade	1,059	1,000	995	776	717	-59	-7.5%
Trintellix	203	294	435	337	402	66	19.5%
Dexilant	530	457	445	360	363	3	0.9%
Uloric	347	380	411	306	358	52	17.0%
Ninlaro	34	267	354	267	321	54	20.3%
Amitiza	308	310	303	241	233	-8	-3.3%
Colcrys	386	358	362	288	214	-74	-25.7%
Iclusig	—	22	171	130	157	27	20.5%
Prevacid (lansoprazole)	222	179	132	104	46	-58	-55.9%
Alunbrig	—	—	25	13	33	20	145.8%

*1	Product sales (royalty income and service income are excluded).

Net basis: discounts and rebates are deducted

◆ Prescription Drugs: US major products’ sales (in US$) *1 (Quarterly)

(Million US$)

	FY17 (Net basis)				FY18 (Net basis)
	Q1	Q2	Q3	Q4	Q1	YOY	Q2	YOY	Q3	YOY	Q4	YOY
Entyvio	278	314	309	301	387	39.3%	410	30.6%	438	41.5%
Velcade	268	259	249	219	235	-12.1%	235	-9.1%	247	-1.0%
Trintellix	101	110	126	98	130	29.4%	117	6.7%	154	22.9%
Dexilant	115	120	126	85	120	4.2%	114	-5.0%	130	3.5%
Uloric	101	102	104	105	128	27.1%	109	7.3%	121	16.7%
Ninlaro	81	91	95	87	103	26.8%	106	16.2%	112	18.7%
Amitiza	77	80	84	63	72	-6.2%	76	-4.7%	84	0.6%
Colcrys	87	93	109	74	85	-1.6%	64	-31.0%	65	-40.5%
Iclusig	40	42	49	41	55	37.8%	51	22.5%	51	4.5%
Prevacid (lansoprazole)	33	31	40	28	18	-46.0%	25	-20.1%	3	-91.7%
Alunbrig	2	5	6	12	10	—	10	102.4%	13	110.7%

*1	Product sales (royalty income and service income are excluded).

Net basis: discounts and rebates are deducted

◆ Prescription Drugs: Japan major products’ sales

(Billion JPY)

			Gross basis		Net basis
	Launched	Therapeutic Class	FY15	FY16	FY17	FY17 Q3 YTD	FY18 Q3 YTD	YOY
Azilva *[1]	(12. 5)	Hypertension	59.0	66.9	64.0	50.5	55.7	5.2	10.4%
Takecab *[1]	(15. 2)	Acid-related Diseases	8.4	34.1	48.5	37.5	44.3	6.8	18.2%
Leuplin (leuprorelin)	(92. 9)	Prostate cancer, breast cancer and endometriosis	53.8	48.6	41.2	33.0	31.7	-1.3	-4.1%
Enbrel	(05. 3)	Rheumatoid arthritis	40.8	40.4	37.1	29.5	27.9	-1.6	-5.4%
Lotriga	(13. 1)	Hyperlipidemia	22.3	27.5	28.5	22.4	24.3	1.9	8.3%
Nesina *[1]	(10. 6)	Diabetes	36.9	32.9	26.6	21.5	22.2	0.7	3.4%
Vectibix	(10. 6)	Colorectal cancer	18.4	18.8	18.9	15.0	16.2	1.2	8.2%
Reminyl	(11. 3)	Alzheimer-type dementia	16.0	17.4	16.1	12.8	13.0	0.1	1.0%
Rozerem	(10. 7)	Insomnia	7.4	8.1	8.0	6.3	7.4	1.1	18.0%
Benet	(02. 5)	Osteoporosis	9.7	8.3	6.8	5.5	4.8	-0.7	-12.4%
Adcetris	(14. 4)	Malignant Lymphoma	3.1	3.3	3.8	2.9	3.7	0.8	27.9%
Ninlaro	(17. 5)	Multiple Myeloma	—	—	2.5	1.8	3.2	1.4	79.1%
Azilect	(18. 6)	Parkinson’s disease	—	—	—	—	0.5	0.5	—
Entyvio	(18. 11)	Ulcerlative colitis	—	—	—	—	0.5	0.5	—

*1	The figures include the amounts of fixed dose combinations and blister packs.
*2

Effective from FY2018, sales of certain products in Japan are now disclosed on a net basis, deducting items such as discounts and rebates, in alignment with the global managerial approach applied to individual product sales. The change in disclosure of individual product sales has been revised retrospectively, with prior year figures reclassified on a net basis to enable year-on-year comparisons. This reclassification has no impact on Takeda’s financial statements and does not represent a correction of prior year figures.

Gross basis: discounts and rebates are not deducted (except FY2016 Oncology products in Japan are on net basis)

Net basis: discounts and rebates are deducted

◆ Prescription Drugs: Japan major products’ sales (Quarterly)

											(Billion JPY)
			FY17 (Net basis)				FY18 (Net basis)
	Launched	Therapeutic Class	Q1	Q2	Q3	Q4	Q1	YOY	Q2	YOY	Q3	YOY	Q4	YOY
Azilva *	(12. 5)	Hypertension	16.8	14.6	19.0	13.5	19.4	15.5%	15.8	8.0%	20.5	7.7%
Takecab *	(15. 2)	Acid-related Diseases	11.3	11.0	15.1	11.0	14.2	26.4%	12.9	17.1%	17.1	12.9%
Leuplin (leuprorelin)	(92. 9)	Prostate cancer, breast cancer and endometriosis	11.0	9.7	12.3	8.2	10.5	-4.7%	9.6	-1.1%	11.5	-5.9%
Enbrel	(05. 3)	Rheumatoid arthritis	9.9	9.1	10.5	7.6	9.9	-0.0%	8.2	-10.1%	9.8	-6.3%
Lotriga	(13. 1)	Hyperlipidemia	7.2	6.7	8.5	6.1	8.1	13.2%	7.1	6.1%	9.0	5.9%
Nesina *	(10. 6)	Diabetes	7.3	6.2	8.0	5.1	7.8	6.8%	6.5	5.4%	7.9	-1.1%
Vectibix	(10. 6)	Colorectal cancer	5.0	4.7	5.3	4.0	5.4	8.0%	5.1	9.0%	5.7	7.6%
Reminyl	(11. 3)	Alzheimer-type dementia	4.3	3.9	4.7	3.3	4.5	4.7%	3.9	0.5%	4.6	-2.1%
Rozerem	(10. 7)	Insomnia	2.1	1.9	2.3	1.7	2.5	19.4%	2.2	17.9%	2.7	16.9%
Benet	(02. 5)	Osteoporosis	1.9	1.6	1.9	1.3	1.7	-10.2%	1.5	-11.3%	1.6	-15.5%
Adcetris	(14. 4)	Malignant Lymphoma	1.0	0.9	1.0	0.9	1.1	10.8%	1.1	19.8%	1.5	53.1%
Ninlaro	(17. 5)	Multiple Myeloma	0.2	0.6	0.9	0.7	1.2	—	0.9	42.5%	1.2	27.0%
Azilect	(18. 6)	Parkinson’s disease	—	—	—	—	0.3	—	0.1	—	0.2	—
Entyvio	(18. 11)	Ulcerlative colitis	—	—	—	—	—	—	—	—	0.5	—

*1	The figures include the amounts of fixed dose combinations and blister packs.
*2

Effective from FY2018, sales of certain products in Japan are now disclosed on a net basis, deducting items such as discounts and rebates, in alignment with the global managerial approach applied to individual product sales. The change in disclosure of individual product sales has been revised retrospectively, with prior year figures reclassified on a net basis to enable year-on-year comparisons. This reclassification has no impact on Takeda’s financial statements and does not represent a correction of Net basis: discounts and rebates are deducted

◆ Consumer Healthcare: Japan major products’ sales

					(Billion JPY)

	Gross basis		Net basis
	FY15	FY16	FY17	FY17 Q3 YTD	FY18 Q3 YTD	YOY
Alinamin tablet	25.2	24.1	23.5	19.0	17.1	-1.9	-9.9%
Alinamin drink	14.9	16.1	11.5	9.4	9.2	-0.2	-2.3%
Benza	9.8	10.0	7.1	6.2	6.0	-0.3	-4.1%
Borraginol	4.5	4.5	4.4	3.4	3.4	0.0	0.6%
Mytear	4.2	3.9	3.7	2.3	2.7	0.3	14.6%
Midori-no-Shukan	1.1	2.7	3.2	2.4	2.1	-0.3	-12.0%

*1	This table shows sales amount of Takeda Consumer Healthcare Company Limited (TCHC) in Japan.

TCHC succeeded the business of Takeda’s Japan Consumer Healthcare Business Unit (JCHBU), and started its business on April 1, 2017 as the new company.

*2

Effective from FY2018, sales of certain products in Japan are now disclosed on a net basis, deducting items such as discounts and rebates, in alignment with the global managerial approach applied to individual product sales. The change in disclosure of individual product sales has been revised retrospectively, with prior year figures reclassified on a net basis to enable year-on-year comparisons. Regarding the products shown on this page, the sales figures of FY2017 and FY2018Q1 disclosed at the FY2018Q1 earnings anouncement have been reclassified again, due to the change in deduction method implemented in FY2018Q2. This reclassification has no impact on Takeda’s financial statements and does not represent a correction of prior year figures.

Gross basis: discounts and rebates are not deducted

Net basis: discounts and rebates are deducted

◆ Consumer Healthcare: Japan major products’ sales (Quarterly)

									(Billion JPY)

	FY17 (Net basis)				FY18 (Net basis)
	Q1	Q2	Q3	Q4	Q1	YOY	Q2	YOY	Q3	YOY	Q4	YOY
Alinamin tablet	6.9	5.7	6.4	4.5	5.7	-17.5%	5.4	-5.6%	6.1	-5.4%
Alinamin drink	3.1	3.1	3.2	2.1	3.1	2.3%	3.1	-2.0%	3.0	-7.0%
Benza	1.0	3.1	2.1	0.9	1.0	-3.8%	3.2	3.3%	1.8	-15.3%
Borraginol	1.0	1.0	1.3	1.0	1.0	0.5%	1.0	1.5%	1.3	0.0%
Mytear	0.8	0.8	0.8	1.4	0.9	16.2%	0.9	14.4%	0.9	13.4%
Midori-no-Shukan	0.8	0.8	0.8	0.8	0.7	-6.9%	0.7	-10.7%	0.7	-17.8%

*1	This table shows sales amount of Takeda Consumer Healthcare Company Limited (TCHC) in Japan.

TCHC succeeded the business of Takeda’s Japan Consumer Healthcare Business Unit (JCHBU), and started its business on April 1, 2017 as the new company.

*2

Effective from FY2018, sales of certain products in Japan are now disclosed on a net basis, deducting items such as discounts and rebates, in alignment with the global managerial approach applied to individual product sales. The change in disclosure of individual product sales has been revised retrospectively, with prior year figures reclassified on a net basis to enable year-on-year comparisons. Regarding the products shown on this page, the sales figures of FY2017 and FY2018Q1 disclosed at the FY2018Q1 earnings anouncement have been reclassified again, due to the change in deduction method implemented in FY2018Q2. This reclassification has no impact on Takeda’s financial statements and does not represent a correction of prior year figures.

Net basis: discounts and rebates are deducted

Underlying Core Reconciliation – FY2018 YTD & FY2017 YTD

FY2018 YTD Reconciliation																				(Bn yen)

			Reported to Core Adjustments										Core to Underlying Core Adj.
				Non-recurring items
	Reported	YoY %	Account line adj. between CE and OP	Contingent consideration fair value adj.	Gains on sales of securities	Teva JV purchase accounting adj.	Other purchase accounting adj.	Shire acquisition related costs	US tax reform	Others	Core	YoY %	FX	*1 Impact of LLPs sold to Teva JV	*2 Impact of Multilab divestiture	*3 Impact of Techpool divestiture	Others	Divestitures	Underlying Core	YoY %
Revenue	1,380.0	+0.8%									1,380.0	+0.8%	-14.6		-1.1	-6.6	-0.2	-7.9	1,357.5	+4.8%
COGS	-369.9	-3.9%									-369.9	-3.7%	2.0		0.7	1.5		2.3	-365.5	-1.0%
Gross profit	1,010.2	+2.6%									1,010.2	+2.5%	-12.6		-0.4	-5.1	-0.2	-5.6	991.9	+7.1%
SG&A	-447.7	-1.9%						11.0			-436.7	-4.3%	3.7		0.2	5.2		5.4	-427.6	-2.6%
R&D	-228.9	-3.3%									-228.9	-3.3%	8.0		0.0	0.3		0.4	-220.6	-2.8%
Core Earnings								11.0			344.6	+17.7%	-0.9		-0.1	0.5	-0.2	0.1	343.8	+32.3%
										Core Earnings								Underlying Core Earnings
Amortization and impairment losses on intangible assets	-79.4		79.4								—								—
Amortization	-71.9		71.9								—								—
Impairment	-7.5		7.5								—								—
Other operating income	61.7		-61.7								—								—
Other operating expenses	-31.4		17.3					14.1			—								—
Operating profit	284.4	-11.7%	35.1					25.1			344.6	+17.7%	-0.9		-0.1	0.5	-0.2	0.1	343.8	+32.3%
Financial income/expenses	-32.1			1.7				18.1			-12.3		3.2		-0.0	0.4		0.3	-8.8
Equity income/loss	-44.0					52.1					8.1		0.1						8.2
Profit before tax	208.4	-27.6%	35.1	1.7		52.1		43.2			340.4	+18.8%	2.3		-0.2	0.8	-0.2	0.5	343.2	+32.2%
Tax expense	-44.0		-8.9	-0.0		-15.9		-8.7			-77.6		1.0		0.2	0.3	0.1	0.5	-76.0
Non-controlling interests	0.1										0.1		-0.4						-0.3
Net Profit	164.4	-31.7%	26.1	1.6		36.2		34.5			262.9	+20.9%	3.0		-0.0	1.2	-0.1	1.0	266.9	+34.2%
										Core Net Profit								Underlying Core Net Profit
EPS	210										336								342
										Core EPS								Underlying Core EPS
Number of shares **	783,486,186										783,486,186								781,309,162

FY2017 YTD Reconciliation

Revenue	1,369.6										1,369.6		-28.7	-18.6	-3.3	-13.4	-10.4	-45.8	1,295.0
COGS	-385.0						1.1				-383.9		2.5	1.8	3.0	3.2	4.2	12.1	-369.3
Gross profit	984.5						1.1				985.7		-26.2	-16.9	-0.4	-10.2	-6.2	-33.7	925.8
SG&A	-456.3										-456.3		7.5		0.9	8.9		9.9	-438.9
R&D	-236.7										-236.7		8.8		0.1	0.8		0.9	-227.0
Core Earnings							1.1				292.7		-9.9	-16.9	0.7	-0.5	-6.2	-23.0	259.8
										Core Earnings								Underlying Core Earnings
Amortization and impairment losses on intangible assets	-86.3		86.3								—								—
Amortization	-101.4		101.4								—								—
Impairment	15.0		-15.0								—								—
Other operating income	163.9		-163.9								—								—
Other operating expenses	-46.8		46.8								—								—
Operating profit	322.3		-30.7				1.1				292.7		-9.9	-16.9	0.7	-0.5	-6.2	-23.0	259.8
Financial income/expenses	-1.1			2.0	-16.0					3.3	-11.8		6.0		-0.1	-0.1		-0.1	-5.9
Equity income/loss	-33.3					39.1					5.7		-0.0						5.7
Profit before tax	287.9		-30.7	2.0	-16.0	39.1	1.1			3.3	286.6		-3.9	-16.9	0.6	-0.6	-6.2	-23.1	259.6
Tax expense	-47.2		13.5	-0.0	4.9	-12.0	-0.4		-25.1	-3.1	-69.4		1.2	5.2	0.6	0.2	1.9	7.9	-60.3
Non-controlling interests	0.2										0.2		-0.6						-0.4
Net Profit	240.9		-17.3	2.0	-11.1	27.1	0.8		-25.1	0.2	217.5		-3.4	-11.7	1.2	-0.4	-4.3	-15.2	198.9
										Core Net Profit								Underlying Core Net Profit
EPS	309										279								255
											Core EPS							Underlying Core EPS
Number of shares **	780,671,614										780,671,614								781,309,162

*1   The impact associated with the sales of 7 long-listed products in Japan to Teva JV in May 2017 is adjusted (FY2017).

*2   Given the sales of Takeda’s subsidiary in Brazil, Multilab (in July 2018), Multilab’s profit/loss is adjusted in FY2017 and FY2018.

*3 Given the sales of Takeda’s subsidiary in China, Techpool (in August 2018), Techpool’s profit/loss is adjusted in FY2017 and FY2018.	Takeda Pharmaceutical Company Limited

**   Average number of outstanding shares (excluding treasury shares) for the reporting period is used for EPS and Core EPS calculations. Number of shares outstanding (excluding treasury shares) as of the end of the comparative period (i.e. the end of March 2018) is used for Underlying Core EPS calculation.

Underlying Core Reconciliation – FY2018 Q3 & FY2017 Q3

FY2018 Q3 Reconciliation																				(Bn yen)
			Reported to Core Adjustments										Core to Underlying Core Adj.
				Non-recurring items
	Reported	YoY %	Account line adj. between CE and OP	Contingent consideration fair value adj.	Gains on sales of securities	Teva JV purchase accounting adj.	Other purchase accounting adj.	Shire acquisition related costs	US tax reform	Others	Core	YoY %	FX	*1 Impact of LLPs sold to Teva JV	*2 Impact of Multilab divestiture	*3 Impact of Techpool divestiture	Others	Divestitures	Underlying Core	YoY %
Revenue	499.4	+2.3%									499.4	+2.3%	-8.8						490.6	+6.0%
COGS	-138.5	-2.7%									-138.5	-2.4%	1.7						-136.8	+1.9%
Gross profit	360.9	+4.3%									360.9	+4.2%	-7.1						353.8	+7.7%
SG&A	-153.9	-3.3%						3.1			-150.8	-5.2%	2.5						-148.3	-2.2%
R&D	-77.5	-5.0%									-77.5	-5.0%	3.9						-73.6	-5.4%
Core Earnings								3.1			132.6	+25.6%	-0.8						131.8	+33.1%
											Core Earnings							Underlying Core Earnings
Amortization and impairment losses on intangible assets	-31.1		31.1								—								—
Amortization	-24.2		24.2								—								—
Impairment	-6.9		6.9								—								—
Other operating income	29.3		-29.3								—								—
Other operating expenses	-15.3		4.4					11.0			—								—
Operating profit	112.5	+27.9%	6.1					14.0			132.6	+25.6%	-0.8						131.8	+33.1%
Financial income/expenses	-16.9			0.3				9.3			-7.2		1.2						-6.0
Equity income/loss	-48.0					50.3					2.3		0.1						2.4
Profit before tax	47.6	-13.3%	6.1	0.3		50.3		23.4			127.7	+22.4%	0.4						128.1	+28.7%
Tax expense	-9.7		0.5	-0.0		-15.4		-5.3			-29.9		1.5						-28.4
Non-controlling interests	-0.1										-0.1		-0.4			0.4		0.4	-0.1
Net Profit	37.8	-44.5%	6.6	0.3		34.9		18.1			97.7	+28.6%	1.5			0.4		0.4	99.6	+36.8%
											Core Net Profit							Underlying Core Net Profit
EPS	48										125								127
											Core EPS							Underlying Core EPS
Number of shares	784,477,033										784,477,033								781,309,162
FY2017 Q3 Reconciliation
Revenue	488.2										488.2		-14.1	-1.8	-0.9	-4.8	-3.8	-11.3	462.8
COGS	-142.3						0.4				-141.9		2.3	1.7	0.9	1.2	1.6	5.4	-134.3
Gross profit	345.9						0.4				346.2		-11.8	-0.1	-0.0	-3.5	-2.2	-5.9	328.5
SG&A	-159.1										-159.1		4.0		0.3	3.0		3.3	-151.7
R&D	-81.6										-81.6		3.5		0.0	0.2		0.3	-77.8
Core Earnings							0.4				105.6		-4.3	-0.1	0.3	-0.3	-2.2	-2.3	99.0
											Core Earnings							Underlying Core Earnings
Amortization and impairment losses on intangible assets	-29.5		29.5								—								—
Amortization	-35.2		35.2								—								—
Impairment	5.7		-5.7								—								—
Other operating income	27.0		-27.0								—								—
Other operating expenses	-14.8		14.8								—								—
Operating profit	87.9		17.3				0.4				105.6		-4.3	-0.1	0.3	-0.3	-2.2	-2.3	99.0
Financial income/expenses	0.8			0.6	-6.2					0.5	-4.3		1.8		-0.0	-0.0		-0.0	-2.5
Equity income/loss	-33.8					36.8					3.0		0.0						3.0
Profit before tax	54.9		17.3	0.6	-6.2	36.8	0.4			0.5	104.3		-2.4	-0.1	0.3	-0.3	-2.2	-2.4	99.5
Tax expense	13.1		-4.7	0.0	1.9	-11.3	-0.1		-25.1	-2.2	-28.4		0.7	0.0	0.3	0.2	0.6	1.2	-26.5
Non-controlling interests	0.1										0.1		-0.3			0.4	-0.3	0.0	-0.2
Net Profit	68.1		12.6	0.6	-4.3	25.6	0.3		-25.1	-1.7	76.0		-2.0	-0.1	0.6	0.3	-1.9	-1.1	72.8
											Core Net Profit							Underlying Core Net Profit
EPS	87										97								93
											Core EPS							Underlying Core EPS
Number of shares	781,122,699										781,122,699								781,309,162

*1   The impact associated with the sales of 7 long-listed products in Japan to Teva JV in May 2017 is adjusted (FY2017).

*2   Given the sales of Takeda’s subsidiary in Brazil, Multilab (in July 2018), Multilab’s profit/loss is adjusted in FY2017.

*3 Given the sales of Takeda’s subsidiary in China, Techpool (in August 2018), Techpool’s profit/loss is adjusted in FY2017.	Takeda Pharmaceutical Company Limited

**   Average number of outstanding shares (excluding treasury shares) for the reporting period is used for EPS and Core EPS calculations. Number of shares outstanding (excluding treasury shares) as of the end of the comparative period (i.e. the end of March 2018) is used for Underlying Core EPS calculation.

Reconciliation from net profit to EBITDA / Adjusted EBITDA

	Full year ended March 31			9 months ended December 31
(Bn yen)	2016	2017	2018	2017	2018
Net profit for the year	83.5	115.5	186.7	240.7	164.4
Income tax expenses	37.1	27.8	30.5	47.2	44.0
Depreciation and amortization	182.2	171.4	182.1	142.7	116.3
Interest expense, net	3.0	5.5	6.8	5.0	9.4
EBITDA	305.8	320.2	406.1	435.6	334.1
Impairment losses	15.2	51.4	13.5	-14.9	8.0
Other operating expense (income), net, excluding depreciation and amortization	17.0	-78.3	-61.1	-118.0	-31.6
Finance expense (income), net, excluding interest income and expense, net	7.3	5.4	-14.4	-4.0	22.7
Share of loss on investments accounted for under the equity method	—	1.5	32.2	33.3	44.0
Other adjustments:
Loss on deconsolidation	6.3	—	—	—	—
Transaction costs related to the acquisition of ARIAD	—	3.2	—	—	—
Impact on profit related to fair value step up of inventory in ARIAD acquisition	—	—	1.4	1.1	—
Acquisition costs related to Shire	—	—	—	—	11.0
Adjusted EBITDA	351.6	303.4	377.7	333.2	388.1

Takeda Pharmaceutical Company Limited

Takeda Pharmaceutical Company Limited